Notice of 2018 Annual Meeting and Proxy Statement

What's Inside

LETTER FROM INDEPENDENT DIRECTORS TO STOCKHOLDERS



The Allstate Corporation
2775 Sanders Road
Northbrook, IL 60062

March 28, 2018

Fellow Stockholders,

Thank you for trusting us to oversee the long-term health and sustainability of Allstate. We focus on continuous improvement and transparency, informed by our stockholder engagement, outside advisors and best practices. Below is a list of our major initiatives and accomplishments in 2017.

Corporate Governance

Once again last year, we reached out to stockholders representing over one-third of our outstanding shares to discuss performance, strategy, corporate governance, and Board composition, diversity, tenure and independence as part of our effort to continuously get better. Our Chair and CEO, Tom Wilson, Lead Director, Judy Sprieser, and nominating and governance committee chair, Andrea Redmond, participated in these conversations. We implemented the following improvements to our governance practices:

- *Board Composition* – We added two new directors to our Board, Gregg Sherrill and Margaret Keane. Gregg is Executive Chairman and former CEO at Tenneco. His strategic, operating and leadership experience in the automotive industry will add to our capabilities and discussions, especially related to the rapid transformation occurring in the personal transportation industry. Margaret is President and CEO of Synchrony Financial. She is an accomplished leader with financial services expertise and a passion for innovation, customer focus and employee development that will further strengthen our operating and strategic dialogue.

  Mary Alice Taylor and John Rowe are retiring from the Board in May 2018. Mary Alice has served as a director for 20 years under different operating environments and management teams. The breadth and depth of her Allstate experience has been extremely beneficial to our new directors and in her role leading the audit committee for the last three years. John joined Allstate in 2012 following nearly three decades as CEO of a highly regulated business and led our compensation and succession and nominating and governance committees. We are extremely grateful for their service and dedication to Allstate.

- *Board Capabilities and Refreshment* – To effectively represent your long-term interests, we strive to maintain an appropriate balance of tenure, diversity, skill sets and experience on our Board. A comprehensive Board evaluation process is utilized to ensure governance and oversight responsibilities are updated and well executed. This includes assessing our performance at the end of every meeting, an annual Board assessment and individual director evaluations. The members of our Board reflect diverse perspectives, experiences and backgrounds and have an average tenure of 6.8 years, demonstrating our commitment to ensure continual refreshment. Half of the Board nominees are women or ethnic minorities who currently hold four of the Board's leadership roles.

- *Sustainability Report* – In response to stockholder input, Allstate issued a Sustainability Report in 2017, detailing environmental, social, and governance practices, including diversity measures and fair pay practices.

Performance and Strategy

We regularly review Allstate's relative competitive positioning, and actively participate and discuss strategies and key initiatives for each market-facing business and the entire corporation. We also devoted significant time to Allstate's strategy and how to effectively capture opportunities presented by changes in the automobile industry, including autonomous vehicle technology and ride-sharing.

- Allstate delivered on all five operating priorities in 2017 which focused on both near-term performance and long-term value creation.

  - The Net Promoter Score, which measures how likely customers are to recommend Allstate, improved.

  - Investment income was strong, reflecting equity and fixed income market appreciation and increased allocations to performance-based investments.

  - Allstate achieved its target economic returns on capital, despite significant catastrophe events. Particularly impressive was the increased profitability from auto insurance.

  - Total policies in force increased due to the acquisition of SquareTrade and continued growth at Allstate Benefits.

  - Long-term growth was enhanced through existing businesses and the creation of new businesses. Allstate agencies are being positioned as trusted advisors; Allstate Benefits continues to expand; SquareTrade is growing; and significant investments are being made in automotive telematics.

Risk Oversight

Oversight of Allstate's enterprise risk and return program is the responsibility of the full Board and the risk and return and audit committees. We implemented several enhancements:

- *Independent Review* – Allstate uses economic capital to quantify returns and provide transparency into risk-return decision making. Allstate had an independent external review of its methodologies for determining economic capital and allocating it within the enterprise to provide insight into its business risk profile and risk-return opportunities. The review, performed by leading experts in economics and regulation, confirmed Allstate has a sound process for determining economic capital.

- *Cybersecurity Oversight* – The relationship with our independent cybersecurity advisor, hired by the audit committee in 2016, was expanded in 2017 to further strengthen Allstate's cybersecurity defenses and cybersecurity risk management practices. The full Board and audit committee participated in this important work.

Executive Compensation and Succession

We completed our annual evaluation of the executive compensation program to ensure alignment with long-term interests of stockholders. The say-on-pay proposal received 95% support at the 2017 annual meeting. No significant changes were made to our programs in 2017.

Management succession for the CEO and senior leaders is reviewed four times annually across multiple time periods (immediate, less than 2 years, 3 to 5 years, and over 5 years) and under different operating scenarios. Most recently, our robust succession strategy and careful planning resulted in several internal senior leadership promotions in connection with the retirement of Matt Winter, Allstate's President, including Steve Shebik to Vice Chair, Glenn Shapiro to President of Allstate Personal Lines, and Mario Rizzo to Executive Vice President and Chief Financial Officer. We are confident these leadership changes will enable Allstate's long-term success.

Capital Management and Stockholder Return

Capital allocation decisions are aligned with Allstate's enterprise risk and return management principles: maintain a strong foundation, build strategic value, and optimize return per unit of risk. Investments were made in existing businesses to support long-term profitable growth. With the acquisition of SquareTrade, Allstate expanded the protection products it offers to customers.

- *Dividends* – The quarterly dividend was increased 12% to $0.37 cents per share in 2017.

- *Share Repurchase Program* – Allstate completed the $1.5 billion share repurchase authorization that was approved in 2016 and instituted an additional $2 billion share repurchase planned to be completed by February 2019.

- *Total Shareholder Return* – Allstate achieved returns of 43.3%, 56.8%, and 183.7% over the last one, three and five years, respectively, which compares favorably to the company's peers and the Standard & Poor's ("S&P") 500 index.

Societal Responsibilities

Allstate maintains a strong reputation by operating with integrity, serving customers and improving local communities. This includes the following:

- Allstate was named "a most ethical company" for the fourth year in a row by Ethisphere Institute, a global leader in defining and advancing the standards of ethical business practices.

- Allstate and The Allstate Foundation contributed more than $41 million to community service projects across the nation in 2017, including funding for more than 3,290 nonprofit organizations. Over 4,700 Allstate agencies earned Allstate Foundation Helping Hands Grants to support their involvement in local causes.

- The Allstate Foundation, Allstate and its employees and agency force contributed more than $2.1 million to disaster relief and recovery efforts in 2017, including grants to social service organizations and resources to help consumers navigate the rebuilding process.

- Our employees and agency force engage in numerous community service programs and volunteered over 258,000 reported hours to over 2,430 community groups in 2017.

We welcome your feedback on this letter or other matters important to Allstate. You can reach us by email at directors@allstate.com.

We pledge to continue to work hard for you to ensure the sustainability and success of Allstate's long-term strategies and commitment to enhance the communities it serves. Thank you for your continued support.

Kermit R. Crawford

Michael L. Eskew

Margaret M. Keane

Siddharth N. (Bobby) Mehta

Jacques P. Perold

Andrea Redmond

John W. Rowe

Gregg M. Sherrill

Judith A. Sprieser

Mary Alice Taylor

Perry M. Traquina

NOTICE OF 2018 ANNUAL MEETING OF STOCKHOLDERS

Items of Business:

Proposal 1
Election of 10 directors.

Proposal 2
Say-on-pay: advisory vote on the compensation of the named executives.

Proposal 3
Ratification of appointment of Deloitte & Touche LLP as Allstate's independent registered public accountant for 2018.

Proposals 4-5
Two stockholder proposals, if properly presented at the meeting.

In addition, any other business properly presented may be acted upon at the meeting.

Who Can Vote:

Holders of Allstate common stock at the close of business on March 13, 2018. Each share of common stock is entitled to one vote for each director position and one vote for each of the other proposals.

Who Can Attend:

Stockholders who wish to attend the meeting in person should review pages 81-82.

Date of Mailing:

On or about March 28, 2018, these proxy materials and annual report are being mailed or made available to stockholders and to participants in the Allstate 401(k) Savings Plan.

By Order of the Board,

Susan L. Lees

Susan L. Lees
Secretary
March 28, 2018

When:

Friday, May 11, 2018, at 11:00 a.m. Central time. Registration begins at 10:00 a.m.

Where:

Allstate, West Plaza Auditorium
3100 Sanders Road
Northbrook, Illinois 60062

How To Vote In Advance

Your vote is important. Please vote as soon as possible by one of the methods shown below. **Make sure to have your proxy card, voting instruction form, or notice of Internet availability in hand and follow the instructions.**



By Telephone:
In the U.S. or Canada, you can vote your shares toll-free by calling 1-800-690-6903.



By Internet:
You can vote your shares online at www.proxyvote.com.



By Mail:
You can vote by mail by marking, dating, and signing your proxy card or voting instruction form and returning it in the postage-paid envelope.



By Tablet or Smartphone:
You can vote your shares online with your tablet or smartphone by scanning the QR code.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on May 11, 2018

The Notice of 2018 Annual Meeting, Proxy Statement, and 2017 Annual Report and the means to vote by Internet are available at www.proxyvote.com.

PROXY SUMMARY

This summary highlights selected information about the items to be voted on at the annual meeting. This summary does not contain all of the information that you should consider in deciding how to vote. You should read the entire proxy statement carefully before voting.

Meeting Agenda and Voting Recommendations

PROPOSAL 1

Election of 10 Directors

✅ **The Board recommends a vote FOR each nominee.**

- Diverse slate of directors with broad leadership experience; four leadership roles bring gender or ethnic diversity.
- All candidates are highly successful executives with relevant skills and expertise.
- Average director tenure of 5.5 years with 9 of 10 independent of management.
- Strong corporate governance practices and stockholder engagement program that receive exceptional corporate governance ratings.

⊙ See **pages 10-15** for further information

Name	Principal Professional Experience	Years of Tenure	# of Other Public Company Boards	Committee Memberships[1]				
				AC[2]	CSC[3]	NGC	RRC	EC
Kermit R. Crawford	President and Chief Operating Officer of Rite Aid Corporation	5	1	●		●		
Michael L. Eskew	Former Chairman and CEO of United Parcel Service, Inc.	4	3	●	●			
NEW **Margaret M. Keane**[4]	President and CEO of Synchrony Financial	<1	1					
Siddharth N. Mehta	Former President and CEO of TransUnion	4	2	●			C	●
Jacques P. Perold	Former President of Fidelity Management & Research Company	2	1			●	●	
Andrea Redmond	Former Managing Director of Russell Reynolds Associates Inc.	8	0		●	C		●
NEW **Gregg M. Sherrill**[4]	Executive Chair and former Chair and CEO of Tenneco Inc.	<1	2					
Judith A. Sprieser Lead Independent Director	Former CEO of Transora, Inc. and senior executive at Sara Lee Corporation	19	2		●		●	●
Perry M. Traquina	Former Chairman, CEO and Managing Partner of Wellington Management Company, LLP	1	2	●			●	
Thomas J. Wilson	Chair, President, and CEO of The Allstate Corporation	12	0					C

AC = Audit Committee
CSC = Compensation and Succession Committee
NGC = Nominating and Governance Committee
RRC = Risk and Return Committee
EC = Executive Committee
C = Chair of Committee

[1] Committee assignments for 2018 will be made after the annual election of directors.
[2] Mary Alice Taylor serves as the chair of the audit committee and will continue to serve until the annual meeting. Mr. Crawford is expected to fill this role after the annual meeting.
[3] John W. Rowe serves as the chair of the compensation and succession committee and will continue to serve until the annual meeting. Mr. Eskew is expected to fill this role after the annual meeting.
[4] Consistent with Allstate's onboarding practices, committee assignments for Ms. Keane and Mr. Sherrill will be established during their first year of service. It is expected that Ms. Keane will be assigned to the Compensation and Succession Committee, and Mr. Sherrill will be assigned to the Audit and Nominating and Governance Committees after the annual meeting.

BOARD NOMINEE HIGHLIGHTS

Relevant Skills and Experience		Tenure	Diversity
Broad governance experience by serving on other public company boards	Significant corporate leadership experience in relevant industries	Mix of seasoned directors who have been with Allstate through different external operating environments and fresh perspectives	Diversity of skill set, experience, thought, gender, ethnicity and background

 9/10

 9/10

 7/10

 5/10

Nine of our nominees have other public company board experience

Nine of our nominees have served as a CEO or President

Seven highly qualified nominees have joined the Board in the last five years

Three of our nominees bring gender diversity, and **two** of our nominees bring ethnic diversity to the Allstate boardroom

GOVERNANCE HIGHLIGHTS

Allstate has a history of strong corporate governance guided by three primary principles - **dialogue, transparency and responsiveness.** The Board has adjusted our governance over time to align with best practices, drive sustained stockholder value and serve the interests of stockholders.

Stockholder Rights
- ✓ Annual election of directors with a majority vote standard in uncontested elections
- ✓ Proxy access rights
- ✓ No stockholder rights plan ("poison pill") and no supermajority voting provisions
- ✓ Confidential voting
- ✓ Right to call a special meeting and request action by written consent for stockholders with 10% or more of outstanding shares

Independent Oversight
- ✓ Strong independent lead director and committee chair roles with clearly articulated responsibilities
- ✓ Independent Board committees
- ✓ Eleven out of twelve current directors are independent
- ✓ Executive sessions at every in-person Board and committee meeting without management present
- ✓ Independent reviews by the Board, audit, and risk and return committees of Allstate's strategy, business, and the related key risks and mitigation activities.
  ⊙ *See page 20 for information about current developments related to risk oversight in 2017.*

Good Governance
- ✓ Extensive Board dialogue with formal processes for stockholder engagement and frequent cross-committee communications
- ✓ Annual letter to stockholders from the independent directors on Board accomplishments
- ✓ Stockholder engagement with holders of approximately 1/3 of outstanding shares each year
- NEW ✓ Enhanced Board and committee self-evaluation process, including at the end of each in-person meeting and annual reviews for the entire Board and each individual director
  ⊙ *See page 17 for more information, including a new annual evaluation to ensure Board effectiveness*
- NEW ✓ Comprehensive Sustainability Report with information on public policy, climate change, information security, environmental, social, and governance performance and management and inclusive diversity
- ✓ Robust global code of business conduct and ethics training for all directors
- ✓ Effective director education program
- ✓ Strong equity ownership requirements for executives

PROPOSAL

2

Say-on-Pay: Advisory Vote on the Compensation of the Named Executives

✓ **The Board recommends a vote** `FOR` **this proposal.**

- Independent oversight by compensation and succession committee with the assistance of an independent consultant.
- Executive compensation targeted at 50th percentile of peers and aligned with short- and long-term business goals and strategy.
- Compensation programs are working effectively. Annual incentive compensation funding for our named executives in 2017 was 181.4% of target, from 55.1% of target in the prior year, reflecting significant improvement in operating results.
- Compensation compares favorably to Total Shareholder Return.

⊙ See **pages 30-67** for further information

EXECUTIVE COMPENSATION HIGHLIGHTS

We compensated our named executives using the following elements for total target direct compensation in 2017:

	Element	Description	Further Information (pages)
Targeted at 50th percentile of peers	Salary	A competitive level of cash is provided to attract and retain executive talent	**35, 40**
	Annual Cash Incentive	A funding pool for 2017 of 181.4% of target was based on performance against four performance measures: Performance Net Income, Total Premiums, Net Investment Income, and Total Return • Amounts awarded were based on pool funding, established target amounts, and individual performance	**35, 40-41**
	Long-term Equity Incentive	The mix of equity incentives granted in 2017 was 60% performance stock awards ("PSAs") and 40% stock options • Awards granted were based on target amounts and individual performance • Actual PSAs vesting will be determined by Average Performance Net Income Return on Equity ("ROE") (70%) and Earned Book Value (30%) results (both measured over a three-year period)	**35, 41-43**

Our executive compensation programs have delivered pay supported by performance. The following charts show CEO total compensation in comparison to Total Shareholder Return and Adjusted Net Income per Diluted Common Share over the last three years.

Total CEO Compensation ($M) vs. One-Year Total Shareholder Return (%)



Total CEO Compensation ($M) vs. Adjusted Net Income per Diluted Common Share ($)



[1] As reported in the "Total" column of the *Summary Compensation Table*.

[2] The Adjusted Net Income per Diluted Common Share measure is not based on accounting principles generally accepted in the United States of America ("non-GAAP") and is defined and reconciled to the most directly comparable GAAP measure (net income applicable to common shareholders per diluted common share) in Appendix A.

PROPOSAL

3

Ratification of Deloitte & Touche LLP as the Independent Registered Public Accountant for 2018

✓ **The Board recommends a vote** FOR **ratification of Deloitte & Touche LLP for 2018.**

- Independent firm with few ancillary services and reasonable fees.
- Significant industry and financial reporting expertise.
- The audit committee annually evaluates Deloitte & Touche LLP and determined that its retention continues to be in the best interests of Allstate and its stockholders.

⊙ See **pages 69-71** for further information

PROPOSAL

4

Stockholder Proposal on Independent Board Chairman

✗ **The Board recommends a vote** AGAINST **this proposal.**

- Allstate's independent lead director provides meaningful independent leadership of the Board.
- Allstate's independent lead director is selected through a robust process, and her performance is evaluated annually.
- The Board should continue to have flexibility to determine whether to split or combine the Chair and CEO roles and not be required to utilize one approach.
- The Board has split the roles of Chair and CEO in the past.
- The lead director is just one of many structural safeguards that provide effective independent oversight of Allstate.

⊙ See **pages 72-74** for further information

PROPOSAL

5

Stockholder Proposal on Reporting Political Contributions

✗ **The Board recommends a vote** AGAINST **this proposal.**

- Allstate already provides stockholders with comprehensive disclosures on Allstate's involvement in the public policy arena (found at www.allstatesustainability.com).
- Allstate's Board has strong governance and oversight practices over the Company's public policy involvement.
- Allstate surpasses all disclosure requirements pertaining to political contributions under federal, state, and local laws.

⊙ See **pages 75-76** for further information

TABLE OF CONTENTS

About Allstate



**We Are
The Good Hands.**

The Allstate Corporation is the largest publicly held personal lines insurer in the United States. Founded in 1931, Allstate has been dedicated to protecting our customers from life's uncertainties and preparing them for the future for more than 85 years. Allstate offers a broad array of protection products through multiple brands and diverse distribution channels, including auto, home, life and other insurance offered through its Allstate®, Esurance®, Encompass® and Answer Financial® brands. The company provides additional protection products and services through Allstate Benefits, Allstate Roadside Services, Allstate Dealer Services, Arity and SquareTrade.

Report Highlights

See information about the Board's oversight of risk on page 20 ⊙

See information about Allstate's sustainability initiatives on page 25 ⊙

See information about our compensation decisions for our named executives in 2017 on pages 36-38 ⊙

CORPORATE GOVERNANCE

PROPOSAL

1

Election of 10 Directors

✓ **The Board recommends a vote** `FOR` **each nominee.**

- Diverse slate of directors with broad leadership experience; four leadership roles bring gender or ethnic diversity.
- All candidates are highly successful executives with relevant skills and expertise.
- Average director tenure of 5.5 years with 9 of 10 independent of management.
- Strong corporate governance practices and stockholder engagement program that receive exceptional corporate governance ratings.

The Board recommends 10 nominees for election to the Allstate Board for one-year terms beginning in May 2018 and until a successor is duly elected and qualified or his or her earlier resignation or removal. These nominees are talented, both as individuals and as a team. They bring a full array of business and leadership skills to their oversight responsibilities. Most nominees serve on other public company boards, enabling our Board to more quickly adopt best practices from other companies. Their diversity of experience and expertise facilitates robust and thoughtful decision-making on Allstate's Board.

Each nominee, other than Mr. Sherrill and Ms. Keane, was previously elected at Allstate's annual meeting of stockholders on May 25, 2017, for one-year terms. Mr. Sherrill and Ms. Keane were elected by the Board effective October 1, 2017, and January 1, 2018, respectively. The Board expects all nominees named in this proxy statement to be available for election. If any nominee is not available, then the proxies may vote for a substitute. On the following pages, we list the reasons for nominating each individual. Mrs. Taylor is not standing for re-election at the annual meeting. Mr. Rowe is retiring at the annual meeting in accordance with Allstate's retirement policy and is not standing for re-election.

Director Nominees' Skills and Experience

Our Board selected the nominees based on their diverse set of skills and experiences, which align with our business strategy and contribute to the effective oversight of Allstate.

Core Competencies Required of All Director Nominees

Strategic Oversight	100% of Directors
Stockholder Advocacy	100% of Directors
Corporate Governance	100% of Directors
Leadership	100% of Directors

Additional Capabilities that Facilitate Oversight of Our Business

Financial Services	70% of Directors
Complex, Highly-Regulated Businesses	90% of Directors
Risk Management	80% of Directors
Operational Risk Management	80% of Directors
Accounting and Finance	80% of Directors
Succession Planning	80% of Directors
Technology	90% of Directors
Innovation and Consumer Focus	90% of Directors
Global Perspective	60% of Directors
Government, Public Policy and Regulatory Affairs	60% of Directors

Director Nominees



KERMIT R. CRAWFORD
Age: 58

Allstate Board Service
- Tenure: 5 years (2013)
- Audit committee
- Nominating and governance committee

INDEPENDENT

Professional Experience
- Current President and Chief Operating Officer of Rite Aid Corporation, which operates the third largest retail drugstore chain in the United States based on both revenues and number of stores.
- Former Executive Vice President and President, Pharmacy, Health and Wellness for Walgreen Co., which operates one of the largest drugstore chains in the United States.

Relevant Skills
- Expertise assessing the strategies and performance of a geographically distributed and consumer-focused service business in a highly competitive industry.
- Effectively led operational change, including through the use of technology, and established strong platforms for long-term stockholder value creation.
- Extensive knowledge about analyzing consumer experience and insights.
- Effectively transformed the pharmacy experience from a model focused primarily on drug delivery to a pharmacist-patient centric model.

Other Public Board Service
- LifePoint Health   2016–present

Committee Expertise Highlights

Audit Committee Member
- Responsible for all aspects of strategic, operational, and profit and loss management of one of the largest drugstore chains in the United States.
- Significant experience overseeing the strategy and transformation of a highly competitive consumer-focused business.
- Current member of the audit and compliance committee at LifePoint Health.

Nominating and Governance Committee Member
- Member of the governing bodies of Northwestern Lake Forest Hospital and the University of Southern California School of Pharmacy.
- Current member of the corporate governance and nominating committee at LifePoint Health.



MICHAEL L. ESKEW
Age: 68

Allstate Board Service
- Tenure: 4 years (2014)
- Audit committee
- Compensation and succession committee

INDEPENDENT

Professional Experience
- Former Chairman and CEO of United Parcel Service, Inc., a provider of specialty transportation and logistics services.
- Presiding director at International Business Machines Corporation since May 2014 and lead director at 3M Company since 2012.

Relevant Skills
- Effectively re-designed UPS's operational platforms by using digital technologies to more effectively and efficiently deliver a customer-focused worldwide service.
- Expertise in strategy and leadership development.
- Oversight of a highly regulated company as a director of Eli Lilly and Company.

Other Public Board Service
- Eli Lilly and Company   2008–present
- IBM   2005–present
- 3M Company   2003–present

Committee Expertise Highlights

Audit Committee Member
- Chair of the IBM and Eli Lilly audit committees and a past member of the 3M audit committee.
- Successful execution of financial oversight responsibilities as CEO of UPS.

Compensation and Succession Committee Member
- Significant management experience as former Chairman and CEO of UPS from 2002 to 2007 and director of other publicly-traded companies.
- Current chair of the 3M compensation committee and member of the Eli Lilly compensation committee.



MARGARET M. KEANE   `NEW`

Age: 58

Allstate Board Service
- Tenure: <1 year
- Elected to the Board effective on January 1, 2018

INDEPENDENT

Professional Experience
- Current President and CEO of Synchrony Financial, a consumer financial services company.
- Former President and CEO of GE Capital Retail Finance.

Relevant Skills
- Extensive operational and strategic experience in the financial services industry as President and CEO of Synchrony Financial.
- Valuable insights into innovation, emerging technology, and employee development.
- Successful leadership experience across roles spanning consumer finance, vendor financial services, operations and quality.
- Expanded the business focus on ecommerce and mobile capabilities, developing new tools for both business clients and consumers.

Other Public Board Service
- Synchrony Financial   2014–present

Nomination Considerations
Ms. Keane meets all of the Board's qualifications for Board service. In addition, her extensive experience leading one of the nation's premier financial services companies complements the Board's diverse skill sets and strengthens the strategic dialogue. For more information about the Board's nomination considerations, please refer to page 16.

Committee Expertise Highlights
Consistent with past practice, committee assignments will be established during first year of service. It is expected that Ms. Keane will be assigned to the Compensation and Succession Committee after the annual meeting.



SIDDHARTH N. (BOBBY) MEHTA

Age: 59

Allstate Board Service
- Tenure: 4 years (2014)
- Audit committee
- Risk and return committee chair
- Executive committee

INDEPENDENT

Professional Experience
- Former President, CEO, and current director of TransUnion, a global provider of credit information and risk management solutions.
- Former Chairman and CEO, HSBC North America Holdings, Inc.
- Former CEO, HSBC Finance Corporation.

Relevant Skills
- Successful CEO leadership that increased revenues and global reach through the use of technology and advanced analytics.
- Extensive operational and strategic experience in the financial services industry, including in banking and the credit markets, which provides valuable insights into the highly regulated insurance industry and investment activities.

Other Public Board Service
- Piramal Enterprises Ltd.   2013–present
- TransUnion   2012–present

Committee Expertise Highlights

Audit Committee Member
- Multiple leadership positions with financial oversight responsibility, including President and CEO of TransUnion, CEO of HSBC Finance Corporation, and Chairman and CEO of HSBC North America Holdings, Inc.
- Chair of Allstate risk and return committee.

Risk and Return Committee Chair
- Significant experience in financial markets through multiple executive leadership positions at HSBC Group.



JACQUES P. PEROLD

Age: 59

Allstate Board Service
- Tenure: 2 years (2015)
- Nominating and governance committee
- Risk and return committee

INDEPENDENT

Professional Experience
- Former President of Fidelity Management & Research Company, a privately-held investment and asset management company serving clients worldwide with $1.8 trillion in assets under management.
- Former Chief Operating Officer for Fidelity Asset Management.
- Former Founder, President and Chief Investment Officer of Geode Capital Management, LLC, a global asset manager and independent institutional investment firm and sub-advisor to Fidelity.
- Current trustee of New York Life Insurance Company's MainStay Mutual Funds.

Relevant Skills
- 30 years of successful leadership of strategy and operations and investment expertise in the financial services industry.
- Leader of one of the world's largest asset management firms.
- Oversaw investments and operations for Fidelity's family of mutual funds with over $1.8 trillion in assets under management.

Other Public Board Service
- MSCI Inc.   2017–present

Committee Expertise Highlights
Nominating and Governance Committee Member
- Investor perspective on corporate governance as a result of asset management expertise.
- Significant governance experience as President of Geode Capital which involved interlocking financial and operating relationships.

Risk and Return Committee Member
- Significant experience in management and oversight of risk for three large asset management firms.
- Current trustee of several mutual funds.



ANDREA REDMOND

Age: 62

Allstate Board Service
- Tenure: 8 years (2010)
- Compensation and succession committee
- Nominating and governance committee chair
- Executive committee

INDEPENDENT

Professional Experience
- Former Managing Director, co-head of the CEO/board services practice, founder and leader of global insurance practice, and member of financial services practice at Russell Reynolds Associates Inc., a global executive search firm, with 20 years of experience at the firm.
- Independent consultant providing executive recruiting, succession planning, and talent management services.

Relevant Skills
- Expert in public company succession planning, talent management, and compensation across a wide range of industries.
- Substantial experience in financial services leadership selection and executive development.
- Effectively helped companies identify and recruit leaders capable of building high-performance organizations.
- Extensive experience in assessing required board capabilities and evaluating director candidates.

Committee Expertise Highlights
Compensation and Succession Committee Member
- Experience in executive recruiting, succession planning, and talent management.
- Extensive experience working with numerous publicly-traded companies to recruit and place senior executives.

Nominating and Governance Committee Chair
- Significant expertise recruiting and evaluating directors for a variety of public companies.
- A senior partner at a highly regarded global executive search firm, Russell Reynolds Associates, from 1986 to 2007, including significant tenure as co-head of the CEO/board services practice.



GREGG M. SHERRILL [NEW]

Age: 65

Allstate Board Service
- Tenure: <1 year
- Elected to the Board effective on October 1, 2017

INDEPENDENT

Professional Experience
- Current Executive Chairman, and former Chairman and CEO of Tenneco, Inc., a producer of automotive emission control and ride control products and systems (will become non-Executive Chairman in May 2018).
- Former Corporate Vice President and President of Power Solutions at Johnson Controls Inc., a global diversified technology and industrial company.

Relevant Skills
- Extensive operational and strategic experience in the automotive industry as Chair and CEO at Tenneco, which provides valuable insights into Allstate's strategic discussions related to the rapid changes in the personal transportation system.
- Successful experience managing the international operations as CEO at a global public company with employees across 23 countries.
- Established a strong track record of revenue growth, higher earnings and improved profitability during his tenure at Tenneco.

Other Public Board Service
- Snap-On, Inc.   2010–present
- Tenneco, Inc.   2007–present

Nomination Considerations
Mr. Sherrill meets all of the Board's qualifications for Board service, including its guidelines on the number of other public company boards on which he can serve. In addition, the timing of his appointment at Allstate coincided with his election as Executive Chairman at Tenneco, which helped him manage the transition as a new director at Allstate. Mr. Sherrill will become the non-Executive Chairman at Tenneco in May 2018. For more information about the Board's nomination considerations please refer to page 16.

Committee Expertise Highlights
Consistent with past practice, committee assignments will be established during first year of service. It is expected that Mr. Sherrill will be assigned to the Audit and Nominating and Governance Committees after the annual meeting.



JUDITH A. SPRIESER

LEAD DIRECTOR

Age: 64

Allstate Board Service
- Tenure: 19 years (1999)
- Nominating and governance committee
- Risk and return committee
- Executive committee

INDEPENDENT

Professional Experience
- Former CEO of Transora, Inc., a technology software and services company.
- Former CFO and other senior operating executive positions at Sara Lee Corporation, a global manufacturer and marketer of brand-name consumer goods.
- Former director at Royal Ahold NV and Experian.

Relevant Skills
- Extensive service on boards of publicly-traded and international companies, including highly regulated companies.
- More than 20 years operational experience in executive positions at Sara Lee Corporation, and other consumer goods and services companies.
- Extensive evaluation of financial statements and supervision of financial executives.

Other Public Board Service
- Intercontinental Exchange, Inc.   2004–present
- Reckitt Benckiser Group plc   2003–present

Committee Expertise Highlights

Lead Director
- Prior chair of audit committee (7 years).
- Board service at Allstate during many different external operating environments and two CEOs.

Nominating and Governance Committee Member
- Significant experience on boards of publicly-traded and international companies, and current member of nominating and governance committee at Intercontinental Exchange, Inc.
- Numerous key leadership positions, including CEO of Transora, Inc., CFO of Sara Lee Corporation, and CEO of Sara Lee's Food Group.

Risk and Return Committee Member
- Insight from service as prior chair of Allstate's audit committee and current audit committee chair at Intercontinental Exchange, Inc.
- Significant risk oversight and management experience.
- Tenure as an Allstate director has provided experience through multiple operating environments.



PERRY M. TRAQUINA

Age: 61

Allstate Board Service
- Tenure: 1 year (2016)
- Compensation and succession committee
- Risk and return committee

INDEPENDENT

Professional Experience
- Former Chairman, CEO and Managing Partner of Wellington Management Company, LLP, one of the world's largest global investment management firms.

Relevant Skills
- Extensive leadership and management experience as CEO of one of the world's largest institutional investors.
- Strong financial services and global investment management expertise through 34 years at Wellington.
- Oversaw the globalization of Wellington's investment platform.
- Successfully led company in a highly regulated climate with volatile capital markets.
- Brings valuable market-oriented investor perspective.

Other Public Board Service
- Morgan Stanley   2015–present
- eBay   2015–present

Committee Expertise Highlights

Compensation and Succession Committee Member
- Significant management experience as former Chairman and CEO of Wellington Management Company, LLP from 2004 through June 2014 and as a director of other publicly-traded companies.

Risk and Return Committee Member
- Current chair of the risk committee at Morgan Stanley.



THOMAS J. WILSON

Board Chair, President, and Chief Executive Officer

Age: 60

Allstate Board Service
- Tenure: 12 years (2006)
- Executive committee chair

Professional Experience
- CEO since January 2007 and Chair of Board since May 2008.
- President from June 2005 to January 2015, and from February 23, 2018 to present.
- Held senior executive roles other than CEO, leading all major operating units over a 23-year period.

Relevant Skills
- Key leadership roles throughout Allstate over a 23-year period.
- Thorough and in-depth understanding of Allstate's business, including its employees, agencies, products, investments, customers, and investors.
- Developed Allstate's strategy to provide differentiated customer value propositions to four consumer segments.
- Created and implemented Allstate's risk and return optimization program, allowing Allstate to withstand the 2008 financial market crisis and adapt to increases in severe weather and hurricanes.
- In-depth understanding of the insurance industry.
- Industry and community leadership, including former chair of the Financial Services Roundtable, co-chair of a public-private partnership to reduce violence in Chicago, and national and Illinois co-chair for WE Day.

Committee Expertise Highlights

Executive Committee Chair
- Comprehensive knowledge of Allstate's business and industry with 23 years of leadership experience at the company.

Board Composition and Nominee Considerations

The Board and nominating and governance committee believe that **each director should be well-versed in strategic oversight, corporate governance, stockholder advocacy, and leadership in order to be an effective member of the Allstate Board.** In addition to this fundamental expertise, the Board and committee seek directors with experience in the areas listed on page 10.

The Board and committee expect each non-employee director to be free of interests or affiliations that could give rise to a biased approach or a conflict of interest and be free of any significant relationship with Allstate that would interfere with the exercise of independent judgment. The Board and committee also expect each director to devote the time and effort necessary to serve as an effective director and act in a manner consistent with a director's fiduciary duties of loyalty and care. Allstate executive officers may not serve on boards of other corporations whose executive officers serve on Allstate's Board.

The Board also has limits on the number of other public boards on which our directors may sit. Directors who are active executives may serve on the board of no more than two other public companies, and other directors may serve on the board of no more than four other public companies (in addition to Allstate's Board in each case).

Board nominees are identified through a retained search firm, suggestions from current directors and stockholders, and through other methods including self-nominations. Our newest directors, Ms. Keane and Mr. Sherrill, were identified by a search firm.

The nominating and governance committee will consider director candidates recommended by a stockholder in the same manner as all other candidates recommended by other sources. A stockholder may recommend a candidate at any time of the year by writing to the Office of the Secretary, The Allstate Corporation, 2775 Sanders Road, Suite F7, Northbrook, Illinois 60062-6127.

All candidates are evaluated and considered for their diversity, including gender, ethnic and diversity of background, expertise, and perspective, as well as the criteria described in our *Corporate Governance Guidelines* at www.allstateinvestors.com.

A stockholder or group of up to 20 stockholders owning 3% or more of Allstate's outstanding common stock continuously for at least three years can nominate director candidates constituting up to 20% of the Board in the company's annual meeting proxy materials.

Nomination Process for Board Election

The Board continuously identifies potential director candidates in anticipation of retirements, resignations, or the need for additional capabilities. The graphic below describes the ongoing process to identify highly qualified candidates for Board service.



Consider current Board skill sets and needs	Ensure Board is strong in core competencies of strategic oversight, corporate governance, stockholder advocacy and leadership and has diversity of expertise and perspective to meet existing and future business needs
Check conflicts of interest and references	All candidates are screened for conflicts of interest, and all directors are independent, except the CEO
Nominating and governance committee dialogue	Considered 126 candidates since 2010
Meet with qualified candidates	To ensure appropriate personal qualities, such as independence of mind, tenacity, and skill set to meet existing or future business needs
Nominating and governance committee dialogue	To consider shortlisted candidates, and after deliberations, recommend candidates for election to the Board
Board dialogue and decision	Added seven highly qualified directors in the past five years

EVALUATION PROCESS

Allstate's Board evaluation processes include multiple layers performed throughout the year. They ensure that the Board's governance and oversight responsibilities are updated to reflect best practice and are well executed. They include discussions after every meeting, an annual Board assessment and individual director evaluations.

Steps to Achieve Board Effectiveness

	Process	Performed By	Description	
Board and Committees	**Evaluation at every in-person meeting**	Independent Directors	• Measures effectiveness of Board and committee oversight • Ensures objectives were satisfied, all agenda items sufficiently considered and information presented was sufficient, complete, understandable and organized • Identifies issues that need additional dialogue	**OUTCOME** Based on the Board's new evaluation process, enhancements were made to Board meeting schedules, agendas and materials.
	Biennial review of responsibilities and time allocation	Board and Committees	• Ensures all necessary agenda items were considered to fulfill Board and committee responsibilities • Adjustments made to future agendas and timelines	
	Annual evaluation NEW	Board	• Ensures Boards and committees are functioning effectively • Results reviewed by nominating and governance committee and summarized for full Board; recommendations for improvement are reviewed and plans initiated	
Individual Directors	**Annual evaluation**	Lead Director, NGC Chair, and Chair	• Review contributions and performance in light of Allstate's business and strategies and confirm continued independence • Feedback provided to each director by the Lead Director, Nominating and Governance Chair, or Board Chair	**OUTCOME** Results of evaluations are used by the nominating and governance committee in connection with the annual nomination process; additional interactions with senior management are being added to support directors on key business and strategic matters.
	Biennial evaluation	Lead Director, NGC Chair, and Chair	• Discuss each director's future plans for continued Board service • Determine whether overall skills align with business strategy	
	Change in circumstances	Board	• Determine appropriateness of director's continued membership on the Board after a change in primary employment • Review potential conflicts and whether change impacts director's ability to devote the necessary time and effort to Board service	

NOMINEE INDEPENDENCE DETERMINATIONS

The Board has determined that all non-employee directors who served during 2017 and all nominees, other than Mr. Wilson, are independent according to applicable law, the NYSE listing standards, and the Board's *Director Independence Standards* (which are included on www.allstateinvestors.com). In accordance with the *Director Independence Standards*, the Board has determined that the nature of the relationships with the corporation that are set forth in Appendix B do not create a conflict of interest that would impair a director's independence. The Board also determined that the members of the audit, compensation and succession, nominating and governance, and risk and return committees are independent within the meaning of applicable laws, the NYSE listing standards and the *Director Independence Standards*.

When evaluating the independence of director nominees, the Board weighs numerous factors, including tenure. In particular, **the Board weighed the potential impact of tenure on the independence of our longest-serving director, Ms. Sprieser**. Ms. Sprieser has significant experience serving at Allstate under different operating environments and management teams, and served on the Board under two CEOs and prior to Mr. Wilson's appointment. The Board concluded that Ms. Sprieser is an effective director who fulfills her responsibilities with integrity and independence of thought. She appropriately challenges management and the status quo, and is reasoned, balanced, and thoughtful in Board deliberations and in communications with management. The Board determined that her independence from management has not been diminished by her years of service.

Board Leadership Structure and Practices

BOARD CHAIR

The independent directors periodically review Allstate's leadership structure and whether separating the roles of Chair and CEO is in the best interests of Allstate and its stockholders. When making this determination, the independent directors consider the recommendation of the nominating and governance committee, the current circumstances at Allstate, the skills and experiences of the individuals involved and the leadership composition of the Board. **The roles of Chair and CEO were split during a transition of leadership in 2007 and 2008.** The independent directors also appoint an independent lead director with robust powers and responsibilities. **A strong lead director role provides an effective independent counterbalance if the independent directors choose to combine the Chair and CEO roles.**

At present, the independent directors have determined Allstate is well-served by having these roles performed by Mr. Wilson, who provides excellent leadership and direction for both management and the Board. This promotes a strong connection between the Board and management that is subject to strong independent oversight by Allstate's independent lead director and the other independent directors. The Board believes it benefits from the considerable knowledge and perspective that Mr. Wilson has acquired from more than 23 years of insurance industry experience. Given his extensive company knowledge and his ability to effectively fulfill both roles simultaneously, he is uniquely qualified to lead discussions of the Board and is in the best position to facilitate the flow of business information and communications between the Board and management.

INDEPENDENT LEAD DIRECTOR

Allstate's Board places great importance on strong independent Board leadership and has had a strong lead director role in place for over seven years. Allstate's Corporate Governance Guidelines describe the responsibilities of the lead director and the selection process, including the characteristics that the Board considers important in a lead director.

The lead director is elected annually by the independent directors, and it is generally expected that the lead director serve more than one year.



JUDITH A. SPRIESER

- Lead director since 2015
- Member of the nominating and governance, risk and return and executive committees
- Prior chair of audit committee for seven years
- Allstate Board experience in multiple operating environments and under two CEOs

Considerations in Selecting Current Lead Director

The independent directors consider several factors, including the director's corporate governance expertise, operational and leadership experience, board service and tenure, integrity, prior Board leadership roles, and ability to meet the required time commitment. It is preferable that the lead director hold a previous position as chair of a Board committee, either at Allstate or another company. Ms. Sprieser was chosen by the independent directors as she exemplified these characteristics. She has devoted significant time fulfilling her duties as lead director since May of 2015. During her tenure on Allstate's Board, she has cultivated an expansive knowledge of Allstate in multiple operating environments. Her long-term perspective complements the perspectives of newer Board members, seven of whom have joined in the last five years. The independent directors believe that Ms. Sprieser is exceptionally well-qualified to serve as Allstate's independent lead director.

Lead Independent Director Responsibilities

✓ Board Meetings and Executive Sessions

- Has the authority to call meetings of the independent directors
- Approves meeting agendas and schedules and information sent to the Board to ensure there is sufficient time for discussion of all items and that directors have the information necessary to perform their duties
- Chairs executive sessions of independent directors at every Board meeting
- Presides at all Board meetings when the Chair is not present

✓ Duties to the Board

- Has regular communications with the CEO about Allstate's strategy and performance
- Performs additional duties designated by the independent directors

✓ Succession Plans

- Facilitates the development of a succession plan for the Chair and CEO

✓ Board and Individual Director Evaluations

- Facilitates the evaluation of individual director, Board and committee performance with the chair of the nominating and governance committee and the Chair

✓ CEO Performance Evaluation

- Facilitates and communicates the Board's performance evaluation of the Chair and CEO with the chair of the compensation and succession committee

✓ Communication Between Chair and Independent Directors

- Serves as liaison between the Chair and independent directors
- Consults with the Chair and discusses items raised in executive sessions

✓ Communication with Stockholders

- Communicates with significant stockholders and other stakeholders on matters involving broad corporate policies and practices, when appropriate

✓ Committee Involvement

- Works with the Chair and committee chairs to ensure coordinated coverage of Board responsibilities and ensures effective functioning of all committees
- Ensures the implementation of a committee self-evaluation process and regular committee reports to the Board

BOARD ROLE IN RISK OVERSIGHT

The Board oversees enterprise risk and return management practices ("ERRM") and regularly reviews Allstate's significant risk exposures and management's design and implementation of ERRM. Allstate's overall risk position and alignment with risk and return principles is reviewed twice a year. External resources are used when appropriate. Material risks, including those affected by climate, investment markets, and cybersecurity, are regularly identified, measured, managed, and reported to senior management and the Board.

The key risk areas overseen by each Board committee are included below.



BOARD OF DIRECTORS
Formal Review at Least Twice a Year

Audit Committee
Reviews Risk At Least Four Times Annually
- Oversees Allstate's internal controls related to key risks and the major financial risk exposures and how they are managed
  - Reported through a semi-annual risk control dashboard
- Conducts *quarterly* reviews to oversee the efficacy of cybersecurity risk initiatives and related policies and procedures
  - Receives regular reports from the chief risk officer, chief information security officer, and outside experts
- Reviews Risk Factors included in our Form 10-K
- The risk and return committee chair is an audit committee member to enhance cross-committee communication
- The chief audit executive attends all meetings and has regular executive sessions with committee
- The chief risk officer attends all meetings

Risk and Return Committee
Reviews Risk At Least Five Times Annually
- Oversees the effectiveness of Allstate's ERRM framework, governance structure and decision making
  - Reported through a quarterly risk dashboard that identifies key risks and provides an overall perspective of Allstate's risk profile
  - Includes a review of Allstate's risk and return position, capital level, and strategic/ operating plans
  - Reviews extremely low frequency scenarios ("ELFs") at least annually
  - Reviews regulatory Own Risk and Solvency Assessment ("ORSA") report
- Reviews Risk Factors included in our Form 10-K
- The audit committee chair is a risk and return committee member to enhance cross-committee communication
- The chief risk officer attends all meetings and has regular executive sessions with committee

Nominating and Governance Committee
Reviews Risk As Needed
- Oversees the major risks and mitigation activities related to its area of responsibility, i.e., director elections and corporate governance practices, to ensure they appropriately reflect Allstate's risk and return appetite

Compensation and Succession Committee
Reviews Risk At Least Once Annually
- Oversees executive compensation programs (including the design, performance measures and ranges in incentive plans)
  - Includes a review of incentive compensation programs from a risk and return perspective
- Oversees talent development and succession planning to ensure they appropriately reflect Allstate's risk and return appetite

Current Developments in the Board's Risk Oversight	
Independent Risk Review	The risk and return committee oversaw an independent external review of Allstate's methodologies for determining economic capital and allocating it within the enterprise to provide insight into our business risk profile and risk-return opportunities. The review, performed by leading experts in economics and regulation, confirmed Allstate has a sound process for determining economic capital.
Cybersecurity	In 2016, the audit committee engaged an independent cybersecurity advisor to provide additional independent oversight. This relationship was expanded in 2017 to further strengthen Allstate's cybersecurity defenses and risk management practices.
Severe Weather Risks	The Board and risk and return committee continued to oversee efforts to assess and mitigate weather-related risks. The impact of several major hurricanes in 2017 validated the effectiveness of Allstate's catastrophe response and risk management programs.

RISK MANAGEMENT AND COMPENSATION

We believe our compensation policies and practices are appropriately structured and do not provide incentives for employees to take unnecessary or excessive risks, utilizing analysis provided by an external consultant, the chief risk officer, and a review by the compensation and succession committee. Compensation plans provide a balanced and appropriate mix of cash and equity through annual and long-term incentives that align with short and long-term business goals. No one, regardless of eligibility, is guaranteed an award under the annual cash incentive program. We utilize multiple performance measures that correlate with long-term stockholder value creation and diversify the risk associated with any single performance indicator. In addition, the annual incentive program contains a funding adjustment

for senior executives in the event of a net loss, which reduces the corporate pool funding for those officers by 50% of actual performance. Likewise, for the performance stock award program, the committee requires positive net income for our executives to earn awards above target. Equity awards to executive officers after 2009 and annual cash incentive awards beginning in 2010 are subject to clawback in the event of certain financial restatements. Executives are also subject to rigorous stock ownership requirements.

Based on this analysis, we believe Allstate's compensation policies ensure appropriate levels of risk-taking, while avoiding unnecessary risks that could have a material adverse effect on Allstate.

BOARD ROLE IN MANAGEMENT SUCCESSION

The Board oversees the recruitment, development, and retention of executive talent. Management succession is discussed four times annually in compensation and succession committee meetings, Board meetings, and executive sessions.

Discussions cover the CEO and other senior executive roles and include a broader discussion on organizational health. The Board also has regular and direct exposure to senior leadership and high-potential officers through one-on-one breakfasts and other informal meetings held throughout the year.

Board Review of Succession Planning and Talent Development Practices



APRIL

Topic:
CEO succession planning

Primary Focus:
Internal succession alternatives across multiple time periods – immediate, less than 2 years, 3-5 years, and long-term under different operating scenarios

CEO Succession

JULY

Topic:
Organizational health and pay fairness analyses – how the organization recruits, develops and retains people, including its inclusive diversity commitments

Primary Focus:
Systematic approach to talent development

Talent Development

Leadership succession is reviewed continuously throughout the year

NOVEMBER

Topic:
CEO and senior leadership succession – "what if" scenario planning

Primary Focus:
Board dialogue in advance of unexpected succession issues

Scenario Planning

Key Leader Succession

SEPTEMBER

Topic:
Senior leadership succession, including CEO

Primary Focus:
Key leader development and retention

OUTCOME

Based on these succession planning discussions, in early 2018, Allstate announced several internal senior leadership promotions in connection with the retirement of Matt Winter, Allstate's President. Steve Shebik was promoted to Vice Chair, Glenn Shapiro to President of Allstate Personal Lines, and Mario Rizzo to Executive Vice President and Chief Financial Officer.

BOARD ROLE IN SETTING COMPENSATION

The compensation and succession committee reviews the executive compensation program throughout the year with the assistance of an independent compensation consultant, Compensation Advisory Partners ("CAP"). CAP benchmarks Allstate's plans and compensation payments to the market and evaluates changes to the executive compensation program. The compensation consultant also assesses Allstate's executive compensation design, peer group selection, relative pay for performance, and total direct compensation for individual senior executive positions. Representatives of the compensation consultant participated in six out of seven compensation and succession committee meetings in 2017.

The compensation and succession committee annually evaluates the compensation consultant's performance and independence.

The compensation and succession committee makes recommendations to the Board on compensation for the CEO and executive officers and the structure of plans used for executive officers.

The compensation and succession committee grants all equity awards to individuals designated as executive officers for purposes of Section 16 of the Securities Exchange Act of 1934 or covered employees as defined in Internal Revenue Code section 162(m). The compensation and succession committee has authority to grant equity awards to eligible employees in accordance with the terms of our 2013 Equity Incentive Plan. The Board has delegated limited authority to the CEO to grant equity awards to non-executive officers. All awards granted between compensation and succession committee meetings are reported at the next meeting.

The compensation consultant also provides the nominating and governance committee with competitive information on director compensation, including updates on practices and emerging trends.

STOCKHOLDER ENGAGEMENT

Allstate proactively discusses corporate governance issues with significant stockholders throughout the year. Dialogue, transparency, and responsiveness are the cornerstones of our stockholder engagement program. Such discussions are held before the annual meeting, during stockholder voting, and after the annual meeting and include our lead director, chair of the nominating and governance committee, Chair of the Board, and other committee chairs or directors as necessary. **Direct engagement typically involves our largest stockholders representing approximately one-third of our total outstanding shares.** We also engage with proxy and other investor advisory firms that represent

the interests of various stockholders. In addition to input on current governance and executive compensation topics specific to Allstate, we invite discussion on any other topics or trends stockholders may wish to share with us. Their input is reported to the nominating and governance committee, which in turn allocates specific issues to relevant Board committees for further consideration. **Each Board committee reviews relevant feedback and determines if additional discussion or actions are necessary by the respective committee or full Board.** In addition, broader investor surveys provide perspective on investor concerns.

Stockholder Engagement Cycle



BEFORE ANNUAL MEETING

- Preview with investors plans for governance and compensation issues/actions.
- Request feedback from investors.

January-March

April-May

DURING STOCKHOLDER VOTING

- Follow up on previous conversations and discuss final Board decisions and reasoning.
- Review vote proposals and solicit support for Board recommendations.

Balanced-Transparent Responsive-Thoughtful

AFTER ANNUAL MEETING

- Discuss with investors potential actions in response to results and new governance and compensation topics of interest for the upcoming year.

June-December

May

ANNUAL MEETING OF STOCKHOLDERS

- Stockholders vote on issues such as directors, say-on-pay, auditor ratification and stockholder proposals.

OUTCOME

During 2017, Allstate reached out to stockholders representing approximately 38% of outstanding shares and spent a significant amount of time discussing the Board's diversity and refreshment practices, Board leadership structure (including the strengthened role of the committee chairs), and Allstate's approach to environmental, social and governance issues, particularly those related to inclusive diversity and weather-related risks.

BOARD ATTENDANCE

Each incumbent director attended at least 75% of the combined Board meetings and meetings of committees of which he or she was a member. Directors are expected to attend Board and committee meetings and the annual meeting of stockholders. All directors who stood for election at the 2017 annual meeting of stockholders attended the annual meeting.

99%

Average attendance of incumbent directors as a group at Board and committee meetings during 2017.

RELATED PERSON TRANSACTIONS

The nominating and governance committee has adopted a written policy on the review, approval, or ratification of transactions with related persons, which is posted on the Corporate Governance section of allstateinvestors.com.

There were no related person transactions identified for 2017.

The committee or committee chair reviews transactions with Allstate in which the amount involved exceeds $120,000 and in which any related person had, has, or will have a direct or indirect material interest. In general, related persons are directors, executive officers,

their immediate family members, and stockholders beneficially owning more than 5% of our outstanding stock. The committee or committee chair approves or ratifies only those transactions that are in, or not inconsistent with, the best interest of Allstate and its stockholders. Transactions are reviewed and approved or ratified by the committee chair when it is not practicable or desirable to delay review of a transaction until a committee meeting. The committee chair reports any approved transactions to the committee. Any ongoing, previously approved, or ratified related person transactions are reviewed annually.

MANAGEMENT PARTICIPATION IN COMMITTEE MEETINGS

Key members of management regularly attend and participate in Board meetings, presenting on key topics for the Board. Regular attendees include the CEO, Vice Chair, CFO, General Counsel, President of Allstate Personal Lines, President of Allstate Financial, President of Service Businesses, Chief Investment and Corporate Strategy Officer, and Chief Risk Officer. Other senior leaders attend as meeting topics warrant. In addition, senior leadership also participates in committee meetings.

Audit Committee	The CFO, chief audit executive, chief compliance executive, chief risk officer, CEO, vice chair, general counsel and controller all actively participate in meetings. Senior business unit and technology executives, including the chief technology officer, are present when appropriate. Executive sessions of the committee are scheduled and held throughout the year, including sessions in which the committee meets exclusively with the independent registered public accountant, chief audit executive, and chief ethics, compliance and privacy officer.
Compensation and Succession Committee	The executive vice president, human resources, general counsel, CFO and CEO regularly participate in meetings. The committee regularly meets in executive sessions that include just the independent compensation consultant or executive vice president, human resources, when necessary.
	• The senior human resources executive provides the committee with internal and external analyses of the structure of compensation programs. Throughout the year, the estimated and actual results under our incentive compensation plans are reviewed.
	• The CFO discusses financial results relevant to incentive compensation, other financial measures, and accounting rules.
	• The CEO advises on the alignment of incentive plan performance measures with strategy and the design of equity incentive awards. He also provides the committee with performance evaluations of senior executives and recommends merit increases and compensation awards.
	• The general counsel is available at meetings to provide input on the legal and regulatory environment and corporate governance best practices and to ensure the proxy materials accurately reflect the committee's actions.
	• The chief risk officer reports annually on compensation plan alignment with Board-approved risk and return principles.
Nominating and Governance Committee	The CEO and general counsel participate in meetings. The committee regularly meets in executive session without management present.
Risk and Return Committee	The chief risk officer, CFO, general counsel, CEO, vice chair, chief audit executive, and operating unit risk officers participate in meetings. The committee regularly meets in executive session, including sessions with the chief risk officer.

COMMUNICATION WITH THE BOARD

The Board has established a process to facilitate communication by stockholders and other interested parties with directors as a group. The general counsel reports regularly to the nominating and governance committee on all correspondence received that, in her opinion, involves functions of the Board or its committees or that she otherwise determines merits Board attention.

In addition, the audit committee has established procedures for the receipt, retention, and treatment of any complaints about accounting, internal accounting controls, or auditing matters. The communication process and the methods to communicate with directors are posted on the "Corporate Governance" and "Management & Directors" sections of www.allstateinvestors.com.

The Allstate Board welcomes your input on compensation, governance, and other matters.

 directors@allstate.com

 The Allstate Corporation, Nominating & Governance Committee, 2775 Sanders Road, Suite F7, Northbrook, IL 60062-6127 c/o General Counsel

CORPORATE SUSTAINABILITY

The Board believes operating sustainably benefits Allstate's many different stakeholders and drives long-term value creation.

Priorities	Recent Progress
Privacy and Information Security	An integral part of Allstate's commitment to its customers is preventing the loss of their data and ensuring that their data is protected and kept private. Allstate leverages a risk-based approach to implementing its information security program. • Allstate has established an Information Security Council, which reviews and ensures alignment of the program with regulatory and industry standards. • Allstate has a clear privacy policy and requires training and annual compliance confirmation by its employees. • Allstate's program maps to the National Institute of Standards and Technology Cybersecurity Framework, and International Organization for Standardization ("ISO") 27001.
Workforce and Diversity	We manage talent by providing employees with training, interesting work, mentoring, and career development; promoting from within; emphasizing inclusive diversity; retaining existing talent; attracting new employees by offering appropriate employee benefits; and monitoring engagement on annual employee surveys. • Allstate invests in training opportunities for its employees, and in 2017, employees completed 317,055 courses and 356,971 hours of learning. • Allstate strives for a workforce that mirrors the diversity of its customers and communities, and in 2017, 69% of Allstate employees were diverse. • In 2017, Allstate retained 86.4% of its employees. • In its last annual employee survey, which measures the general health of the work environment, Allstate achieved an engagement score of 83%.
Risk and Climate	In 2017, Allstate continued its efforts to assess and refine its exposure management, pricing, modeling, and underwriting practices related to climate risks. Some of Allstate's initiatives included: • Strengthening its catastrophe response and risk management programs through technology such as drone usage, QuickFoto Claim®, and Mobile Claims Centers, which expedited Allstate's catastrophe response. • Addressing the risk of loss from catastrophes by continuing to purchase reinsurance for specific states and countrywide for its personal lines property insurance. • Active participation in shaping federal legislation for the Write Your Own Flood Insurance Program. • Being selective with personal homeowners insurance new business underwritings in certain coastal areas, as well as other deductibles or exclusions where appropriate. • Assisting customers in mitigating their carbon footprint through an endorsement that allows customers to replace covered, damaged, or destroyed items with more energy efficient ones.
Community	• Allstate Foundation Purple Purse is the longest-running national campaign focused on ending domestic violence through financial empowerment services for survivors. Since 2005, The Allstate Foundation has helped over 1.3 million survivors and invested more than $60 million to help end domestic violence. • Good Starts Young is The Allstate Foundation's program supporting America's youth and it was instrumental in helping over five million youth participate in service-based learning last year. Since 2014, the Allstate Foundation has invested over $45 million in youth empowerment. • Allstate employees and agency force engage in numerous community service programs and volunteered over 258,000 reported hours to over 2,430 local nonprofit organizations in 2017.

To learn more about our corporate sustainability efforts, please view Allstate's 2016/2017 Sustainability Report at http://allstatesustainability.com

More Information

You can learn more about our corporate governance by visiting www.allstateinvestors.com, where you will find our *Corporate Governance Guidelines*, each standing committee charter, and *Director Independence Standards*. Allstate has adopted a comprehensive Global Code of Business Conduct that applies to the CEO, CFO, vice chair, controller, and other senior financial and executive officers, as well as the Board of Directors and other employees. It is also available at www.allstateinvestors.com. Each of the above documents is available in print upon request to the Office of the Secretary, The Allstate Corporation, 2775 Sanders Road, Suite F7, Northbrook, Illinois 60062-6127.

Board Meetings and Committees

THE ALLSTATE CORPORATION BOARD OF DIRECTORS

Meetings in 2017: 7
Independent Lead Director: Judith A. Sprieser
Chair: Thomas J. Wilson

11 of 12 Allstate directors are independent

- ⊘ Executive sessions without management present at every in-person meeting
- ⊘ Strategy discussion at every meeting, including a meeting devoted solely to that topic
- ⊘ Succession planning discussed at four meetings annually

Key Responsibilities:

" The primary role and responsibility of the Board of Directors is to oversee the affairs of the Corporation for the benefit of the stockholders. . . . [including] oversight of the Corporation's strategy, business performance, capital structure, management selection, compensation programs, shareholder advocacy, corporate reputation, social responsibility initiatives, ethical business practices, and Board and Committee structure and operations. "

-Allstate's Corporate Governance Guidelines

AUDIT COMMITTEE[1]



Meetings in 2017: 10
Chair: Mary Alice Taylor
Other Members:
- Kermit R. Crawford
- Michael L. Eskew
- Siddharth N. Mehta

Report, pg. 71 ⊗

" *Cybersecurity risk oversight continued to be an area of attention and we enhanced our risk management practices in this area in 2017 by expanding our relationship with our independent cybersecurity advisor. Allstate's reporting segments and property and casualty reserve methodology and process were also areas of focus.* "
— **Mary Alice Taylor,** *Chair*

Key Responsibilities:

- Oversees integrity of financial statements and other financial information and disclosures
- Oversees the system of internal control over accounting and financial reporting and disclosure controls and procedures
- Reviews the enterprise risk control assessment and guidelines, including cybersecurity risk and the major financial risk exposures and management steps to monitor and control those risks
- Oversees the ethics and compliance program and compliance with legal and regulatory requirements
- Appoints, retains, and oversees the independent registered public accountant, and evaluates its qualifications, performance and independence
- Evaluates retaining independent cybersecurity advisor
- Oversees Allstate's internal audit function
- Has authority to engage independent counsel and other advisors to carry out its duties

COMPENSATION AND SUCCESSION COMMITTEE



Meetings in 2017: 7
Chair: John W. Rowe
Other Members:
- Michael L. Eskew
- Andrea Redmond
- Perry M. Traquina

Report, pg. 49 ⊗

" *In 2017, we spent a considerable amount of time on management succession, which resulted in several senior leadership changes in anticipation of Matt Winter's retirement. We also concentrated our review on Allstate's talent development practices, including inclusive diversity initiatives and pay equity practices.* "
— **John W. Rowe,** *Chair*

Key Responsibilities:

- Oversees Allstate's executive compensation plans
- Has authority to retain the committee's independent compensation consultant
- Assists the Board in determining all compensation elements of the executive officers, including the CEO
- Reviews the Compensation Discussion and Analysis and prepares the Compensation Committee Report in this proxy statement
- Reviews management succession plans, evaluation processes and organizational strength
- Reviews CEO's performance in light of approved goals and objectives

---

[1]   The Board determined that all members of the audit committee are independent under the New York Stock Exchange and SEC requirements, and that Mrs. Taylor and Messrs. Eskew and Mehta are each an audit committee financial expert as defined under SEC rules. Ms. Sprieser and Messrs. Sherrill and Traquina also have the background and experience to qualify as audit committee financial experts.



Judith A. Sprieser,
Independent Lead Director

"*Oversight of risk management and strategy continued to be areas of focus for our Board in 2017, and significant time was devoted to reviewing the risks and opportunities presented by changes in the personal lines insurance industry. Management succession was also an important area of focus, and several senior leadership changes were made in early 2018, demonstrating the effectiveness of our management succession programs. With the addition of two new directors, we believe our Board is well positioned to oversee the long-term sustainability of Allstate's business.*"

Strengthened Role of Independent Committee Chairs

Each of the committee chair roles was enhanced to include the approval of meeting agendas and committee materials. Prior to each meeting, each committee chair has a separate conference call with the CEO and relevant operating executives. The committee chairs discuss meeting materials and agendas in advance of each meeting, which fosters independence and successful execution of each committee's responsibilities.

Use of Independent Advisors

Each committee operates under a written charter and has the ability to hire third-party advisors. Outside experts such as independent auditors, compensation consultants, governance specialists, cybersecurity experts, board search firm representatives, and financial advisors attend meetings to provide directors with additional information on issues. All committees, other than the executive committee, used independent external consultants in 2017.

NOMINATING AND GOVERNANCE COMMITTEE



Meetings in 2017: 6

Chair: Andrea Redmond

Other Members:
- Kermit R. Crawford
- Jacques P. Perold
- John W. Rowe
- Judith A. Sprieser

"*Director refreshment continued to be an area of emphasis. Since the last annual meeting, we added two highly accomplished and collaborative leaders to our Board. We also instituted an additional annual Board evaluation process to supplement our existing process and to ensure continuous improvement in our corporate governance practices.*"
— **Andrea Redmond,** *Chair*

Key Responsibilities:
- Recommends candidates for Board election and nominees for Board committees
- Recommends candidates for lead director and Chair
- Recommends criteria for selecting directors and the lead director, and determines director independence
- Reviews the Corporate Governance Guidelines and advises the Board on corporate governance issues
- Determines performance criteria and oversees the performance assessment of the Board, Board committees, and lead director
- Reviews Allstate's non-employee director compensation program
- Has authority to retain a director search firm and director compensation consultant

RISK AND RETURN COMMITTEE



Meetings in 2017: 5

Chair: Siddharth N. Mehta

Other Members:
- Jacques P. Perold
- Judith A. Sprieser
- Mary Alice Taylor
- Perry M. Traquina

"*In 2017, we enhanced our enterprise risk management processes by overseeing an independent review of Allstate's economic capital determination processes. We spent considerable time reviewing risks related to severe weather, including climate-related scenarios with low frequency but high severity.*"
— **Siddharth N. Mehta,** *Chair*

Key Responsibilities:
- Assists the Board in risk and return governance and oversight
- Reviews risk and return processes, policies, and guidelines used by management to evaluate, monitor, and manage enterprise risk and return
- Reviews Allstate's enterprise risk and return management function, including its performance, organization, practices, budgeting, and staffing
- Supports the audit committee in its oversight of risk assessment and management policies
- Has authority to retain outside advisors to assist in its duties

EXECUTIVE COMMITTEE

Meetings in 2017:
No meetings were necessary

Chair: Thomas J. Wilson

Other Members:
- Siddharth N. Mehta
- Andrea Redmond
- John W. Rowe
- Judith A. Sprieser
- Mary Alice Taylor

Key Responsibilities:
- Has the powers of the Board in the management of Allstate's business affairs to the extent permitted under the bylaws, excluding any powers granted by the Board to any other committee of the Board
- Provides Board oversight if outside the scope of established committees or if an accelerated process is necessary
- Comprised of lead director, committee chairs and Chair

Director Compensation

DIRECTOR COMPENSATION PROGRAM

The nominating and governance committee reviews non-employee director compensation annually and proposes changes, as appropriate, based on its review, benchmark information from peer companies and relevant compensation surveys. The following table describes each component of our non-employee director compensation program for 2017. No meeting fees or other professional fees were paid to the directors.

Role	Quarterly Cash Retainer[1]	Equity
Non-Employee Director	$31,250	The Board believes that a meaningful portion of a director's compensation should be in the form of equity securities to create a linkage with corporate performance and stockholder interests. Directors are granted restricted stock units on June 1 equal in value to $155,000 divided by the closing price of a share of Allstate common stock on such grant date, rounded to the nearest whole share.
Lead Director	$12,500	
Audit Committee Chair	$8,750	
Compensation and Succession Committee Chair and Risk and Return Committee Chair	$6,250	
Nominating and Governance Committee Chair	$5,000	

[1] Paid in advance on the first day of January, April, July, and October. The retainer is prorated for a director who joins the Board during a quarter.

DIRECTOR STOCK OWNERSHIP GUIDELINES

Each director is expected, within five years of joining the Board or within five years of an increase in annual retainer, if applicable, to accumulate an ownership position in Allstate common stock equal to five times the annual value of the standard retainer.

Each director has met the ownership guideline, except for Ms. Keane, and Messrs. Mehta, Perold, Sherrill, and Traquina, who joined the Board in the last five years.

2017 DIRECTOR COMPENSATION

The following table summarizes the compensation for each of our non-employee directors who served as a member of the Board and its committees in 2017. Margaret Keane has not been included as she was elected to the Board effective January 1, 2018.

Name	Leadership Roles Held During 2017	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2][3]	All Other Compensation ($)	Total ($)
Mr. Crawford		125,000	155,014	–	280,014
Mr. Eskew		125,000	155,014	–	280,014
Mr. Henkel	Retired May 2017	62,500	0	–	62,500
Mr. Mehta	Risk and Return Committee Chair	150,000	155,014	–	305,014
Mr. Perold		125,000	155,014	–	280,014
Ms. Redmond	Nominating and Governance Committee Chair	145,000	155,014	–	300,014
Mr. Rowe	Compensation and Succession Committee Chair	150,000	155,014	–	305,014
Mr. Sherrill		31,250	103,399	–	134,649
Ms. Sprieser	Lead Director	175,000	155,014	–	330,014
Mrs. Taylor	Audit Committee Chair	160,000	155,014	–	315,014
Mr. Traquina		125,000	155,014	–	280,014

[1] Under the 2017 Equity Compensation Plan for Non-Employee Directors, directors may elect to receive Allstate common stock in lieu of cash compensation. In 2017, none of the directors elected to receive stock in lieu of cash. Also, under Allstate's Deferred Compensation Plan for Non-Employee Directors, directors may elect to defer their retainers to an account that is credited or debited, as applicable, based on (a) the fair market value of, and dividends paid on, Allstate common shares (common share units); (b) an average interest rate calculated

on 90-day dealer commercial paper; (c) S&P 500 Index, with dividends reinvested; or (d) a money market fund. No director has voting or investment powers in common share units, which are payable solely in cash. Subject to certain restrictions, amounts deferred under the plan, together with earnings thereon, may be transferred between accounts and are distributed after the director leaves the Board in a lump sum or over a period not in excess of ten years in accordance with the director's instructions. For 2017, Messrs. Eskew and Traquina elected to defer their cash retainer into common share units.

[2] Grant date fair value for restricted stock units granted in 2017 is based on the final closing price of Allstate common stock on the grant dates, which in part also reflects the payment of expected future dividend equivalent rights. (See note 18 to our audited financial statements for 2017.) Mr. Sherrill received a prorated award when he joined the Board in 2017. The final grant date closing price was $86.94, except with respect to the prorated award granted to Mr. Sherrill, which was $91.91. The values were computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. Each restricted stock unit entitles the director to receive one share of Allstate common stock on the conversion date (see footnote 3).

[3] The following table provides outstanding restricted stock units and stock options as of December 31, 2017, for each director.

Outstanding Awards at Fiscal Year-End 2017

Name	Restricted Stock Units (#)	Stock Options (#)
Mr. Crawford	13,066	0
Mr. Eskew	8,405	0
Mr. Henkel	0	0
Mr. Mehta	9,544	0
Mr. Perold	5,190	0
Ms. Redmond	28,538	0
Mr. Rowe	17,687	0
Mr. Sherrill	1,125	0
Ms. Sprieser	42,196	0
Mrs. Taylor	42,196	4,000
Mr. Traquina	3,749	0

Restricted stock unit awards granted before September 15, 2008, convert into common stock one year after termination of Board service. Restricted stock unit awards granted on or after September 15, 2008, and before June 1, 2016, convert into common stock upon termination of Board service. Restricted stock units granted on or after June 1, 2016, convert into common stock on the earlier of the third anniversary of the date of grant or upon termination of Board service. Directors had the option to defer the conversion of the restricted stock units granted on June 1, 2016, for ten years from the date of grant or the later of termination of Board service or June 1, 2024. The conversion of restricted stock units granted after June 1, 2016, may be deferred for ten years or until termination of Board service. In addition to the conversion periods described above, restricted stock units will convert upon death or disability. Each restricted stock unit includes a dividend equivalent right that entitles the director to receive a payment equal to regular cash dividends paid on Allstate common stock. Under the terms of the restricted stock unit awards, directors have only the rights of general unsecured creditors of Allstate and no rights as stockholders until delivery of the underlying shares.

Non-employee directors do not receive stock options as part of their compensation as a result of a policy change effective on June 1, 2009. All outstanding stock options were exercisable as of December 31, 2017.

All outstanding options were awarded under the terms of the 2006 Equity Compensation Plan for Non-Employee Directors, which specifies that the exercise price for the option awards is equal to the fair market value of Allstate common stock on the grant date. The fair market value is equal to the closing sale price on the date of the grant. If there was no such sale on the grant date, then on the last previous day on which there was a sale. The options became exercisable in three substantially equal annual installments and expire ten years after grant. Stock option repricing is not permitted. An outstanding stock option will not be amended to reduce the option exercise price. However, the plan permits repricing in the event of an equity restructuring (such as a split) or a change in corporate capitalization (such as a merger).

EXECUTIVE COMPENSATION

PROPOSAL

2

Say-on-Pay: Advisory Vote on the Compensation of the Named Executives

✓ **The Board recommends a vote** FOR **this proposal.**

- Independent oversight by compensation and succession committee with the assistance of an independent consultant.
- Executive compensation targeted at 50th percentile of peers and aligned with short- and long-term business goals and strategy.
- Compensation programs are working effectively. Annual incentive compensation funding for our named executives in 2017 was 181.4% of target, from 55.1% of target in the prior year, reflecting significant improvement in operating results.
- Compensation compares favorably to Total Shareholder Return.

We conduct a say-on-pay vote every year at the annual meeting. While the vote is non-binding, the Board and the compensation and succession committee (the "committee" as referenced throughout the Compensation Discussion and Analysis and Executive Compensation sections) consider the results as part of their annual evaluation of our executive compensation program.

You may vote to approve or not approve the following advisory resolution on the executive compensation of the named executives:

RESOLVED, on an advisory basis, the stockholders of The Allstate Corporation approve the compensation of the named executives, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis and accompanying tables and narrative on pages 31-67 of the Notice of 2018 Annual Meeting and Proxy Statement.

✓ Allstate achieved all five 2017 operating priorities, and financial results improved, with net income rising to $3.07 billion in 2017 from $1.76 billion in the prior year.

✓ Total shareholder return was 43.3% for 2017 in comparison to 19.1% for the compensation peer group.

✓ Total 2017 compensation for the CEO increased from 2016 by $4,830,432 to $17,069,187 excluding the change in pension value, as shown in the Summary Compensation Table.

✓ The annual incentive compensation plan was funded for the named executives at 181.4% of target in 2017. Based on company and individual performance, the named executives received the following annual incentive payments, which were higher than the prior two years' awards:

Named Executive	2015 Annual Incentive ($)	2016 Annual Incentive ($)	2017 Annual Incentive ($)
Mr. Wilson	2,888,136	1,982,880	6,759,264
Mr. Shebik	850,000	600,000	2,600,000
Mr. Civgin	768,629	535,066	1,806,645
Mr. Dugenske[1]	–	–	1,377,908
Mr. Winter	1,600,000	1,017,513	3,625,590

[1] For Mr. Dugenske, only the last fiscal year is shown since this is the first year he is a named executive. The award was pro-rated based on his March 2017 start date.

Compensation Discussion and Analysis

EXECUTIVE OVERVIEW

Our Compensation Discussion and Analysis describes Allstate's executive compensation program, including total 2017 compensation for our named executives listed below[1]:

Thomas J. Wilson — Chair and Chief Executive Officer (CEO)
Steven E. Shebik — Executive Vice President and Chief Financial Officer (CFO)
Don Civgin — President, Emerging Businesses
John E. Dugenske — Executive Vice President and Chief Investment Officer
Matthew E. Winter — President

[1] The titles and responsibilities for certain of these officers changed in 2018. Additionally, Mr. Winter retired effective February 23, 2018. See Appendix C for current titles and a list of Allstate's other executive officers.

Business Highlights

In 2017, Allstate delivered strong results and implemented multiple initiatives to drive long-term profitable growth. Our management team continued to advance all five operating priorities:

$1.9 billion

Distributed to stockholders in cash through stock repurchases and common stock dividends

Operating Priorities	Results
Better serve our customers	• Net Promoter Score increased. • Customer retention improved for Allstate brand in the second half of 2017, and Esurance auto insurance improved in each quarter of 2017 compared to 2016. • Expanded QuickFoto Claim® utilization.

Achieve target economic returns on capital	• Property-Liability recorded combined ratio of 93.6 for the full year.
	  • Auto insurance underlying combined ratio* improved across all three underwritten brands.
	  • Allstate brand homeowners insurance generated an underwriting profit of $725 million despite $2.1 billion of catastrophe losses.
	• Allstate Annuities income increased significantly, while returns remained low.

Grow customer base	• Total policies in force increased to 82.3 million, due to acquisition of SquareTrade. • Property-Liability policies in force declined as a result of profit improvement actions. • SquareTrade policies grew 10 million or 35.8% for the year. • Allstate Benefits policy growth of 7.4%.
Proactively manage investments	• Total return of 5.9%, reflecting strong results from both the market-based and performance-based strategies.
Build long-term growth platforms	• SquareTrade expanded U.S. retail distribution and European cellphone protection. • Arity continued to support Allstate and Esurance telematics expansion; signed first third-party insurance carrier.

* Measures used in this proxy statement that are not based on generally accepted accounting principles ("non-GAAP") are denoted with an asterisk (*). These measures are defined and reconciled to the most directly comparable GAAP measures in Appendix A.

Allstate's one-year total shareholder return was 43.3%. The following chart shows Allstate's total shareholder return over one, three and five years relative to the market cap weighted average of the peer group used for 2017 compensation benchmarking (identified on page 45).

Comparison of Total Shareholder Return (%)



[1]   Market Cap Weighted Average

Compensation Highlights

Compensation Governance

Allstate's executive compensation program includes industry best practices with a focus on **pay for performance** and a **strong link between performance measures and strategic objectives**.

Shareholder Feedback

The Board considers feedback from shareholders on matters including compensation. At our last shareholder meeting, **95% of votes cast supported our executive compensation program**. The committee considered the vote results, investor input, and current market practices and determined that no significant changes should be made to the program.

Comparison with Peers

The committee uses the **50th percentile of our peer companies** as a guideline when setting total target direct compensation.

Independent Consultant

An independent compensation consultant provides **advice on incentive design** and the overall executive compensation program and pay levels.

Alignment of Pay with Performance

Annual Cash Incentive



	Threshold	Target	Maximum	
Performance Net Income (in millions)[1][2]	$1,400	$2,000	$2,600	$2,703
Total Premiums (in millions)[1]	$34,125	$34,900	$35,275	$35,120
Net Investment Income (in millions)[1]	$2,825	$3,000	$3,175	$3,188
Total Return[1]	-1.5%	3.5%	6.5%	5.9%

Payout percentage for all NEOs
183.4%

[1] For a description of how these measures are determined, see pages 64-66
[2] This performance measure has been utilized in prior years, and was previously called Adjusted Operating Income

Annual Incentive Plan ("AIP") % of Target



Mr. Wilson — 2015: 80.8, 2016: 55.1, 2017: 181.4

Mr. Shebik — 2015: 90.7, 2016: 62.3, 2017: 194.9

Mr. Civgin — 2015: 80.8, 2016: 55.1, 2017: 181.4

Mr. Dugenske — 2015: N/A, 2016: N/A, 2017: 181.4

Mr. Winter — 2015: 89.3, 2016: 55.1, 2017: 181.4

2015-2017 Performance Stock Awards



	Threshold	Target	Maximum	
Average Performance Net Income Return on Equity	6.0%	13.5%	14.5%	12.2%

Payout percentage for all NEOs
82.7%

■ = Actual Results

2017 COMPENSATION MIX

The committee designs the executive compensation program to award pay in accordance with corporate, business unit and individual performance. A large percentage of total target compensation is at risk through long-term equity awards and annual cash incentive awards. These awards are linked to performance measures that correlate with long-term stockholder value creation. The mix of target total direct compensation for 2017 for our CEO and the average of our other named executives is shown in the chart below.

Chief Executive Officer

Base Salary (Cash) 9%	Annual Incentive (Cash) 26%	Long-Term Incentive (Equity) 65%

At-Risk Performance-Based Pay: 91%

Other NEOs

Base Salary (Cash) 17%	Annual Incentive (Cash) 28%	Long-Term Incentive (Equity) 55%

At-Risk Performance-Based Pay: 83%

ALLSTATE'S EXECUTIVE COMPENSATION PRINCIPLES

Allstate's executive compensation program is designed to ensure that the interests of our executives are aligned with our shareholders:

We Pay for Performance

The majority of our CEO and other NEOs compensation opportunity is at-risk and based on measurable performance goals.

We Establish A Strong Link between Performance Measures and Strategic Objectives

Performance measures are linked to operating priorities designed to create long-term stockholder value.

Moreover, our program adheres to high standards of compensation governance.

What We Do

- ☑ Benchmark to Peers of Similar Industry, Size and Business Complexity.
- ☑ Target Pay at 50th Percentile of Peers.
- ☑ Independent Compensation Consultant.
- ☑ Moderate Change-in-Control Benefits.
- ☑ Double Trigger in the Event of a Change in Control.
- ☑ Maximum Payout Caps for Annual Cash Incentive Compensation and Performance Stock Awards ("PSAs").
- ☑ Robust Equity Ownership Requirements.
- ☑ Clawback of Certain Compensation if Restatement or Covenant Breach.

What We Do Not Do

- ☒ No Employment Agreements for Executive Officers.
- ☒ No Guaranteed Annual Salary Increases or Bonuses.
- ☒ No Special Tax Gross Ups.
- ☒ No Repricing or Exchange of Underwater Stock Options.
- ☒ No Plans that Encourage Excessive Risk-Taking.
- ☒ No Hedging or Pledging of Allstate Securities.
- ☒ No Inclusion of Equity Awards in Pension Calculations.
- ☒ No Dividends Paid on Unvested PSAs.
- ☒ No Excessive Perks.

COMPENSATION ELEMENTS

The following table lists the elements of target direct compensation for our 2017 executive compensation program.

Type	Element and Delivery[1]	Why We Pay This Element	Key Characteristics	How We Determine Amount
Short-Term / **Fixed**	**Base Salary; Cash** 13%	Attract and retain executives with competitive level of cash compensation.	Reviewed annually and adjusted when appropriate.	Amounts based on experience, job scope, market data, and individual performance.
Mid-Term / **Variable**	**Annual Cash Incentive Awards; Cash** 27%	Motivate and reward executives for performance on key strategic, operational, and financial measures during the year.	A corporate-wide funding pool based on performance on four measures: • Performance Net Income[2] • Total Premiums[2] • Net Investment Income[2] • Total Return[2] Pool is then allocated based on individual performance.	Individual awards are based on job scope, market data, pool funding, and individual performance.
Long-Term[3] / **Variable**	**Performance Stock Awards ("PSAs"); Equity** 36%	Motivate and reward executives for performance on key long-term measures. Align the interests of executives with long-term stockholder value. Retain executive talent.	PSAs vest on the day before the third anniversary of the grant date.	Awards based on job scope, market data, and individual performance. Actual amounts of PSAs vesting based on performance on three-year Performance Net Income Return on Equity[2] and Earned Book Value[2] with a requirement of positive Net Income for any payout above target.
	Stock Options; Equity 24%	Align the interests of executives with long-term stockholder value. Retain executive talent.	Non-qualified stock options to purchase shares at the market price when awarded. Vest ratably over three years. Expire in ten years or, in the event of retirement, the earlier of five years or normal expiration.	Awards granted based on job scope, market data, and individual performance.

[1] Represents the average of the target direct compensation elements for all of the named executives in 2017.

[2] For a description of how these measures are determined, see pages 64-66.

[3] The compensation and succession committee may award cash and/or restricted stock units in connection with the hire of a new executive. Awards are typically to cover compensation amounts forfeited at prior employer.

COMPENSATION DECISIONS FOR 2017

THOMAS J. WILSON
Chair and Chief Executive Officer[1]

Key Responsibilities

Our Chair and CEO was responsible for managing the company's business operations and the oversight of senior management. He led the execution of Allstate's overall strategic direction, performance, and operations.

2017 Compensation (millions)



Base Salary
$1.2

Annual Incentive (cash)
$6.8

Long-Term Incentive Award
$9.0

2017 Performance

Mr. Wilson's total compensation and the amount of each compensation element are driven by the design of our compensation program, his experience, his responsibility for Allstate's overall strategic direction, performance and operations, and the committee's analysis of peer company CEO compensation. In conjunction with the committee's independent compensation consultant, the committee conducts an annual review of Mr. Wilson's total target direct compensation and determines if any changes are warranted.

Mr. Wilson's performance as Chair and CEO is evaluated under the following categories, which are determined by the committee: operating results, total shareholder return, developing and implementing long-term strategy, maintaining and motivating a high-performance team, corporate stewardship and Board effectiveness. Performance is assessed over one- and three-year time periods.

- *Operating Results.* Achieved all five 2017 operating priorities.
- *Total Shareholder Returns.* Strong shareholder returns over one, three, and five years.
- *Long-term Strategy.* Improved competitive position of existing businesses and building or acquiring new long-term growth platforms.
- *High-Performance Team.* Extremely competent, highly engaged team that had excellent operating performance.
- *Board Effectiveness.* Excellent governance processes, Board diversity, and shareholder engagement.

Compensation Decisions

During the 2017 annual review, the committee determined that Mr. Wilson's target direct compensation was appropriately aligned with the median of the compensation peer group. Furthermore, Mr. Wilson's annual cash incentive target of 300% of salary and long-term equity incentive target of 750% of salary remained unchanged.

- *Salary.* In 2017, the Board increased Mr. Wilson's salary from $1,200,000 to $1,250,000. Mr. Wilson's last salary increase was in March 2015.
- *Annual Cash Incentive Award.* Mr. Wilson's target annual incentive payment of 300% of base salary with a maximum funding opportunity for the award pool of 200% of target was unchanged in 2017. The committee approved an annual cash incentive award of $6,759,264, which was 181.4% of target and equal to the funding level as determined by the actual results for the four performance measures. This was 67.6% of the maximum payment established by the Board.
- *Equity Incentive Awards.* In February 2017, based on its assessment of Mr. Wilson's performance in delivering strong business results in 2016, the committee granted him equity awards of stock options with a grant date fair value of $3,599,997 and performance stock awards with a grant date fair value of $5,400,039, which was Mr. Wilson's target equity incentive award opportunity of 750% of salary.
- *Other.* The change in pension value for Mr. Wilson in 2017 of $1,688,142 was $2,599,785 lower than the change would have been had management not recommended a change in pension benefits beginning in 2014, as discussed on page 46. The total value of Mr. Wilson's pension benefit as of December 31, 2017, is $16,043,029 less than it would have been without the 2014 pension change.

[1]   Served in these roles during 2017.

STEVEN E. SHEBIK

Executive Vice President and Chief Financial Officer[1]

Key Responsibilities

Our CFO had primary responsibility for the management of the company's overall financial condition, as well as for financial analysis and reporting. Mr. Shebik served as interim Chief Investment Officer until Mr. Dugenske joined the company in March 2017. Mr. Shebik also served as interim Chief Risk Officer until the election of Mr. Merten in December 2017.



2017 Compensation (millions)

Base Salary $0.8

Annual Incentive (cash) $2.6

Long-Term Incentive Award $3.3

2017 Performance

• Exceptional performance as Chief Financial Officer and acted as an interim Chief Investment Officer and Chief Risk Officer.

Compensation Decisions

• *Salary.* The committee approved an increase from $750,000 to $800,000 during 2017, based on an evaluation of his performance, level of responsibility, and target compensation as compared to the peer group.

• *Incentive Targets.* Mr. Shebik's AIP Target was increased during 2017. Mr. Shebik's annual incentive target was 175% of salary and his target equity incentive opportunity was 300% of salary.

• *Annual Cash Incentive Award.* The committee approved an annual cash incentive award of $2,600,000 for Mr. Shebik. This award was slightly above pool funding based on his expanded responsibilities in 2017. This was 36.8% of the maximum payment established by the committee.

• *Equity Incentive Awards.* In February 2017, based on a review of Mr. Shebik's performance during 2016, the committee granted him equity awards with a grant date fair value of $3,325,020, which was approximately $1,000,000 above his target equity incentive award opportunity.

DON CIVGIN

President, Emerging Businesses[1]

Key Responsibilities

Mr. Civgin oversaw Allstate Emerging Businesses including Allstate Dealer Services, Allstate Roadside Services, Answer Financial, Arity, and SquareTrade. Mr. Civgin also oversaw Esurance.



2017 Compensation (millions)

Base Salary $0.8

Annual Incentive (cash) $1.8

Long-Term Incentive Award $2.3

2017 Performance

• Significant improvement in Esurance profitability, continued building Arity strategy and business capabilities, and strong growth of SquareTrade.

Compensation Decisions

• *Salary.* The committee approved an increase from $780,000 to $800,000 during 2017, based on an evaluation of his performance, level of responsibility, and target compensation as compared to the peer group.

• *Incentive Targets.* No changes were made to Mr. Civgin's incentive targets during 2017. Mr. Civgin's annual incentive target was 125% of salary and his target equity incentive opportunity was 300% of salary.

• *Annual Cash Incentive Award.* The committee approved an annual cash incentive award of $1,806,645 for Mr. Civgin, which was at the calculated pool funding and 25.6% of the maximum payment established by the committee.

• *Equity Incentive Awards.* In February 2017, based on a review of Mr. Civgin's performance during 2016, the committee granted him equity awards with a grant date fair value of $2,340,028, which is aligned with his target equity incentive award opportunity.

[1]   Served in this role during 2017.

JOHN E. DUGENSKE

Executive Vice President and Chief Investment Officer[1]

Key Responsibilities

Mr. Dugenske was Executive Vice President and Chief Investment Officer of Allstate Insurance Company and President of Allstate Investments. He oversaw the company's $83 billion investment portfolio.



2017 Compensation (millions)

- Base Salary **$0.6**
- Annual Incentive (cash) **$1.4**
- Bonus **$2.0**
- Long-Term Incentive Award **$6.2**

2017 Performance

- Strong investment results with a total return of 5.9%, which exceeded relevant benchmarks.

Compensation Decisions

- *Salary.* $725,000

- *Bonus.* Mr. Dugenske received a sign-on bonus of $4,000,000 payable in cash in two installments to offset the value of awards forfeited upon leaving his prior employer. The first installment of $2,000,000 became payable within sixty days of his start date, with the balance of $2,000,000 becoming payable within thirty days after the first anniversary of his start date. In order to receive the second installment, Mr. Dugenske must be employed by Allstate on the date the installment becomes payable. If Mr. Dugenske terminates his employment within twenty-four months of either sign-on payment date, he must repay a prorated amount calculated over a twenty-four month period from the payment date.

- *Incentive Targets.* Mr. Dugenske's annual incentive target was 125% of salary and his target equity incentive opportunity was 300% of salary.

- *Annual Cash Incentive Award.* The committee approved an annual cash incentive award of $1,377,908 for Mr. Dugenske. The award was pro-rated based on his March 2017 start date. The award was calculated at pool funding and 19.5% of the maximum payment establishment by the committee.

- *Equity Incentive Awards.* Mr. Dugenske received a $4,000,002 grant of restricted stock units on April 5, 2017, to offset the value of awards forfeited upon leaving his prior employer. These RSUs will become 100% vested on April 4, 2020. The committee also granted Mr. Dugenske equity awards with a grant date fair value of $2,175,017, which is aligned with his target equity incentive award opportunity.

MATTHEW E. WINTER

President[1]

Key Responsibilities

Mr. Winter was President of The Allstate Corporation and Chief Executive Officer of Allstate Life Insurance Company. He led the personal property-liability businesses, including the Allstate agency and Encompass operations. He was responsible for all business operations and distribution, which includes the 15 field offices located across the United States and in Canada. Mr. Winter retired effective February 23, 2018.



2017 Compensation (millions)

- Base Salary **$0.9**
- Annual Incentive (cash) **$3.6**
- Long-Term Incentive Award **$3.1**

2017 Performance

- Significant improvement in auto insurance margins, implementation of Allstate Agency trusted advisor initiative, and meaningful contributions to corporate-wide initiatives.

Compensation Decisions

- *Salary.* The committee approved an increase from $825,000 to $900,000 during 2017, based on an evaluation of his performance, level of responsibility, and target compensation as compared to the peer group.

- *Incentive Targets.* No changes were made to Mr. Winter's incentive targets during 2017. Mr. Winter's annual incentive target was 225% of salary and his target equity incentive opportunity was 375% of salary.

- *Annual Cash Incentive Award.* The committee approved an annual cash incentive award of $3,625,590 for Mr. Winter, which was at calculated pool funding and 38.5% of the maximum payment established by the committee.

- *Equity Incentive Awards.* In February 2017, based on a review of Mr. Winter's performance during 2016, the committee granted him equity awards with a grant date fair value of $3,093,772, which is aligned with his target equity incentive award opportunity.

[1]   Served in this role during 2017.

INCENTIVE DESIGN AND GOAL SETTING

For the annual and long-term incentive programs, the committee oversees a rigorous and comprehensive goal-setting process. The committee works to identify performance measures and ranges of performance in the annual and long-term programs that (1) align with the company's strategy, operating principles and priorities, and stockholder interests, (2) support the achievement of corporate goals, and (3) reflect the company's overall performance. The following timeline of key events reflects the committee's process:

Incentive Design, Payout, and Goal-Setting Process



March-June

- Evaluate peer group to determine if any changes are required for the next performance cycle
- Compare actual compensation paid, operating results and stockholder returns from previous year to peer group as provided by the independent compensation consultant
- Review feedback from stockholders and governance firms

July-October

- Independent compensation consultant provides advice on incentive design and overall executive compensation program and executive pay levels
- The consultant provides compensation data from the peer group and information on current market practices and industry trends

January-February

- Calculate the corporate pool for the annual incentive award based on actual performance
- Allocate the calculated corporate pool amongst Market-Facing Businesses and Areas of Responsibility based on their operating performance in relationship to target amounts. Allocate these pools based on individual performance
- Determine the number of performance stock awards that will vest for the applicable measurement period based on actual performance
- Approve specific measurable goals for current year for annual incentive plan and three-year performance stock awards
- Review and approve salary adjustments and annual incentive and equity targets for executive officers

November-January

- Establish plan design, performance measures and ranges (target, threshold, and maximum) for upcoming year for annual incentive plan and long-term incentive awards
- Review plans and measures for alignment with enterprise risk and return principles

Ongoing

- Review compensation philosophy and objectives in light of company performance, company goals and strategy, stockholder feedback, and external benchmarking
- Monitor compensation estimates in comparison to actual and relative performance

Salary

- **In setting executive salary levels, the committee uses the 50th percentile of total target direct compensation of our peer companies as a guideline**, which supports Allstate's ability to compete effectively for and to retain executive talent. Annual merit increases for named executives are based on evaluations of their performance, using the enterprise-wide merit increase budget as a guideline.

Annual Cash Incentive Awards

- The committee sets performance measure goals based on the operating plan. Target performance is equal to the operating plan. Threshold and maximum measures are based on a range of sensitivities relative to the operating plan. To further test the appropriateness of the ranges, the committee's independent consultant provides advice based on peer performance, market expectations and industry trends. The chief risk officer reviews the performance measures and ranges to ensure they are consistent with Allstate's risk and return principles.

- Actual performance on the performance measures determines the overall funding level of the corporate pool and the aggregate total award budget for eligible employees. In 2017, the pool was funded based on the collective results of four measures: Performance Net Income, Total Premiums, Net Investment Income, and Total Return. Funding for each measure is equal to 0% below threshold, 50% at threshold, 100% at target and 200% at maximum, and results between threshold, target and maximum are subject to interpolation.

- In the event of a net loss, the corporate pool funding is reduced by 50% of actual performance for senior executives. For example, if performance measures ordinarily would fund the corporate pool at 60% and there was a net loss, then the corporate pool would be funded at 30% for senior executives. This mechanism ensures alignment of pay and performance in the event of a natural catastrophe or extreme financial market conditions.

- **Target annual incentive percentages for each named executive are based on market data pay levels of peer companies and our benchmark target for total direct compensation at the 50th percentile.**

- Individual awards are based on job scope, market data, pool funding, and individual performance.

- Allstate has established the maximum awards that could be paid to any of the named executives as the lesser of the stockholder approved maximum of $10 million under the Annual Executive Incentive Plan or a percentage of an award pool, which we refer to herein as the "162(m) Pool." For 2017, the 162(m) Pool is equal to 1.0% of Performance Net Income (defined on pages 64-65), and the percentage of the award pool for Mr. Wilson is 35%, Mr. Winter, 20%, and for each other named executive, 15%. Allstate established these maximums in order to qualify annual cash incentive awards for 2017 as deductible performance-based awards under Internal Revenue Code Section 162(m) as was in effect prior to the passage of the Tax Cuts and Jobs Act (the "Tax Legislation"). Under the Tax Legislation, the exemption for deductibility of performance-based compensation under Internal Revenue Code Section 162(m) has generally been eliminated for fiscal years beginning after December 31, 2017. The committee retains complete discretion to pay less than the maximums established by the Annual Executive Incentive Plan and the award pool.

- We paid the 2017 cash incentive awards in March 2018. The following table shows how the corporate pool was funded and distributed to individual participants:

Formulaic Calculation of Corporate Funding Pool	Annual Corporate Pool Distribution
Actual performance is determined after the end of the performance period. The pool available for distribution is calculated in accordance with a formula based on four performance measures. **Performance Net Income** (aligns with stockholders' expectations of current performance) (43%)[1] **Total Premiums** (captures growth and competitive position of the businesses) (43%)[1] **Net Investment Income** (reflects a significant component of profitability) (10%)[1] **Total Return** (captures all investment results for the business) (4%)[1]	1. Committee approves corporate pool based on review of actual performance in comparison to goals. 2. CEO allocates corporate pool between Market-Facing Businesses and Areas of Responsibility based on relative performance against annual operating goals, **for participants other than senior executives.** • **In 2017, the CEO did not exercise discretion in allocating pool funding between the Market-Facing Businesses or Areas of Responsibility.** 3. Committee's compensation recommendations **for the CEO** are reviewed and approved by the independent directors of our Board in executive session. 4. Committee reviews and approves CEO recommendations **for executive officers** based on individual performance. 5. Individual awards **for other employees** are determined by senior leaders of Market-Facing Businesses and Areas of Responsibility and are subject to approval by CEO – **senior leaders are tasked to ensure high-performing participants earn awards (as a percent of funding) that are at least 2.0 times the awards earned by lower-performing participants for the annual incentive plan. The same level of discretion is targeted for equity components of compensation.**

[1] The committee has discretion to determine the amount of the awards paid from the corporate pool to the named executives. For treatment of catastrophe losses and performance-based long-term income in the funding calculation, see discussion of performance measures on pages 64-67.

Performance Stock Awards and Stock Options

- We grant equity awards annually to executives consistent with market practice and our philosophy that a significant amount of compensation should be in the form of equity. Additionally, from time to time, equity awards are granted to attract new executives and to retain existing executives.

- Since 2016, the mix of equity incentives for senior executives has been 60% PSAs and 40% stock options. We believe both PSAs and stock options are forms of performance-based incentive compensation because PSAs are earned based on achieving established performance goals and stock options require stock price appreciation to deliver value to an executive. The PSAs vest based on results for Performance Net Income ROE (70%) and Earned Book Value (30%) over the three-year measurement period. The actual number of PSAs vesting is between 0% to 200% of target number of PSAs granted.

- The committee selected Performance Net Income ROE as a performance measure because it:

  - Measures performance in a way that is tracked and understood by investors.

  - Captures both income and balance sheet impacts, including capital management actions.

  - Provides a useful gauge of overall performance while limiting the effects of factors management cannot influence, such as extreme weather conditions.

  - Correlates to changes in long-term stockholder value.

- Earned Book Value was selected to create greater alignment with the increase in performance-based assets in the investment portfolio.

- Both measures are further described on pages 64-67. For both measures, the committee considered historical and expected performance, market expectations and industry trends when approving the range of performance.

- For awards granted in 2015, the number of PSAs that vested depended on the three-year Average Performance Net Income ROE. Performance Net Income ROE for 2015 is defined on pages 64-67.

- For all PSA awards, Performance Net Income and Earned Book Value include a minimum or maximum amount of after-tax catastrophe losses if actual catastrophe losses are less than or exceed those amounts, respectively, which serves to decrease volatility and stabilize the measure.

- The committee requires positive net income in order for our executives to earn PSAs based on Performance Net Income ROE above target. If Allstate has a net loss in a measurement period, the number of PSAs vested would not exceed target, regardless of the Performance Net Income ROE. This positive Net Income hurdle is included to prevent misalignment between Allstate reported net income and the PSAs vested based on the Performance Net Income ROE result. This situation could occur if, for example, catastrophe losses or capital losses that are not included in Performance Net Income ROE caused Allstate to report a net loss for the period.

- At the end of each measurement period, the committee certifies the level of our Performance Net Income ROE and Earned Book Value achievement. PSAs will vest following the end of the three-year performance cycle if the performance conditions are met, subject to continued employment (other than in the event of death, disability, retirement, or a qualifying termination following a change in control).



For the 2018-2020 award, the Average Performance Net Income ROE and Earned Book Value measures are calculated, respectively, as follows:

Performance Net Income[1]	±	Catastrophe Losses Adjustment	÷	Adjusted Common Shareholders' Equity[2]	=	Average Performance Net Income ROE
Average for three years in the performance cycle		Adjusted to reflect a minimum or maximum amount of catastrophe losses		Average of common shareholders' equity excluding unrealized gains and losses, after tax, at December 2017, and at the end of each year in the performance cycle		**70% of PSA Performance Measure**

Common Shareholders' Equity	+	Capital Transactions	±	Catastrophe Losses Adjustment	→	Earned Book Value: Compound annual growth rate between reported common shareholders' equity at December 2017 and adjusted common shareholders' equity at December 2020[3]
Reported common shareholders' equity at December 2020		Adjusted to add back common share repurchases and common share dividends during the performance period		Adjusted to reflect a minimum or maximum amount of catastrophe losses		**30% of PSA Performance Measure**

Three-Year Measurement Period

(1) Performance Net Income for the 2018-2020 PSA award is defined on pages 64-67.
(2) Adjusted Common Shareholders' Equity for the 2018-2020 PSA award is defined on page 66.
(3) Earned Book Value is defined on pages 66-67.

2018-2020 Performance Stock Award Range of Performance

	Performance Measures		
	Threshold	Target	Maximum
Average Performance Net Income ROE (70%)[1]	7.0%	13.5%	15.0%
Earned Book Value (Compound Annual Growth) (30%)	7.0%	12.5%	14.0%
Payout	0%	100%	200%

(1) Subject to positive Net Income hurdle

Equity Ownership Requirements

Instituted in 1996, stock ownership guidelines require each of the named executives to own Allstate common stock worth a multiple of base salary to link management and stockholders' interests. The following chart shows the salary multiple guidelines and the equity holdings that count toward the requirement.

The current stock ownership guidelines apply to 94 of our senior executives and other officers as of December 31, 2017, and require these executives to hold 75% of net shares received as a result of equity compensation awards until their salary multiple guidelines are met.

Stock Ownership as Multiple of Base Salary as of December 31, 2017

Named Executive	Guideline	Actual	Vested in The Money Option Value (after-tax)
Mr. Wilson	6	49	60
Mr. Shebik	3	13	8
Mr. Civgin	3	15	5
Mr. Dugenske	3	7	0
Mr. Winter	3	16	8

49 times annual salary

The value of shares of Allstate's Common Stock held by Mr. Wilson as of December 31, 2017

What Counts Toward the Guideline

- Allstate shares owned personally and beneficially
- Shares held in the Allstate 401(k) Savings Plan
- Unvested restricted stock units

What Does Not Count Toward the Guideline

- Unexercised stock options
- Unvested performance stock awards

Retention Requirements

Allstate no longer utilizes additional equity holding requirements for any equity awards outstanding. Allstate previously required, regardless of stock ownership level, senior executives to retain 75% of net shares received as a result of equity compensation awards for one year. After benchmarking peers and reviewing leading practices, it was determined that the additional equity holding requirements are not aligned with the market, and are a minority practice.

Policies on Hedging and Pledging Securities

We have a policy that prohibits all officers, directors, and employees from engaging in transactions in securities issued by Allstate or any of its subsidiaries that might be considered speculative or hedging, such as selling short or buying or selling options. We also have a policy that prohibits senior executives and directors from pledging Allstate securities as collateral for a loan or holding such securities in a margin account, unless an exception is granted by the Chair or lead director.

Timing of Equity Awards and Grant Practices

Typically, the committee approves grants of equity awards during a meeting in the first fiscal quarter. The timing allows the committee to align awards with our annual performance and business goals.

Throughout the year, the committee may grant equity incentive awards to newly hired or promoted executives or to retain or recognize executives. The grant date for these awards was fixed as the third business day of a month following the later of committee action or the date of hire or promotion, or for recognition grants, such other date specified by the committee.

For additional information on the committee's practices, see portions of the Board Leadership Structure and Practices section of this proxy statement on pages 21-22, and 24.

Peer Benchmarking

The committee monitors performance toward goals throughout the year and reviews the executive compensation program design and executive pay levels annually. As part of that evaluation, Compensation Advisory Partners, the committee's independent compensation consultant, provided executive compensation data, information on current market practices, and alternatives to consider when determining compensation for our named executives. The committee benchmarks executive compensation program design, executive pay, and performance against a group of peer companies that are publicly traded. Product mix, market segment, annual revenues, premiums, assets, and market value were considered when identifying peer companies. The committee believes Allstate competes against these companies for executive talent, business and stockholder investment. The committee reviews the composition of the peer group annually with the assistance of its compensation consultant. In 2017, the committee made one change to the peer group. CNA Financial Corporation is now included in the peer group for 2017 compensation benchmarking. The following table reflects the peer group used for 2017 compensation benchmarking. No changes were made to the peer group for 2018.

Peer Companies[1]

Company Name	Revenue ($ in billions)	Market Cap ($ in billions)	Assets ($ in billions)	Premiums ($ in billions)	Total Shareholder Return (%) One Year	Three Years	Five Years
AFLAC Inc.	21.7	34.3	137.2	18.5	28.6	54.0	85.3
American International Group Inc.	49.5	53.6	498.3	34.3	-6.8	12.2	80.4
Chubb Limited	32.4	67.8	167.0	29.0	12.7	35.4	103.2
CNA Financial Corporation	9.5	14.4	56.6	7.0	35.3	68.8	149.9
The Hartford Financial Services Group Inc.	17.0	20.1	225.3	14.3	20.1	42.2	172.1
Manulife Financial Corporation	43.7	41.4	581.7	21.8	20.6	20.1	77.8
MetLife Inc.	62.1	52.8	719.9	44.5	8.3	14.5	96.2
The Progressive Corporation	26.8	32.8	38.7	25.7	60.6	121.1	201.6
Prudential Financial Inc.	59.7	48.6	831.9	37.4	13.4	37.9	144.1
The Travelers Companies Inc.	28.9	36.8	103.5	25.7	13.1	36.4	109.6
Allstate	38.5	37.1	112.4	34.7	43.3	56.8	183.7
Allstate Ranking Relative to Peers:							
— Property and Casualty Insurance Products	3 of 8	4 of 8	5 of 8	2 of 8	2 of 8	3 of 8	2 of 8
— Life Insurance and Financial Products	5 of 7	5 of 7	7 of 7	3 of 7	1 of 7	1 of 7	1 of 7
All Peer Companies	5 of 11	6 of 11	8 of 11	3 of 11	2 of 11	3 of 11	2 of 11

[1] Information as of year-end 2017.

In its executive pay discussions, the committee also reviewed compensation information for 19 general industry companies in the S&P 100 with fiscal year 2016 revenues between $16 billion and $56 billion. The committee uses compensation surveys for certain executives that provide information on companies of similar size and business mix as Allstate, as well as companies with a broader market context.

The committee uses the 50th percentile of our peer group as a guideline in setting the target total direct compensation of our named executives. Within the guideline, the committee balances the various elements of compensation based on individual experience, job scope and responsibilities, performance, and market practices.

Other Elements of Compensation

To remain competitive with other employers and to attract, retain, and motivate highly talented executives and other employees, we offer the benefits listed in the following table.

Benefit or Perquisite	Named Executives	Other Officers and Certain Managers	All Full-time and Regular Part-time Employees
401(k)[1] and defined benefit pension	●	●	●
Supplemental retirement benefit	●	●	
Health and welfare benefits[2]	●	●	●
Supplemental long-term disability	●	●	
Deferred compensation	●	●	
Tax preparation and financial planning services[3]	●	●	
Personal use of aircraft, ground transportation, and mobile devices[4]	●	●	
Tickets to Allstate events[5]	●	●	●

[1] Allstate contributed $0.80 for every dollar of matchable pre-tax or Roth 401(k) deposits made in 2017 (up to 5% of eligible pay).

[2] Including medical, dental, vision, life, accidental death and dismemberment, long-term disability, and group legal insurance. For named executives and other senior officers, Allstate offers an executive physical program.

[3] All officers are eligible for tax preparation services. Financial planning services were provided only to senior executives.

[4] The Board encourages the CEO to use our corporate aircraft when it improves his efficiency in managing the company, even if it is for personal purposes. Personal usage is counted as taxable compensation. The committee also approved the President's usage of corporate aircraft for personal use up to 40 hours annually. In limited circumstances approved by the CEO, other senior executives are permitted to use our corporate aircraft for personal purposes. Ground transportation is available to senior executives. Mobile devices are available to senior executives, other officers, and certain managers and employees depending on their job responsibilities.

[5] Tickets to Allstate-sponsored events or the Allstate Arena are offered as recognition for service.

Retirement Benefits

Each named executive participates in two different defined benefit pension plans. The Allstate Retirement Plan (ARP) is a tax qualified defined benefit pension plan available to all of our regular full-time and regular part-time employees who meet certain age and service requirements. The ARP provides an assured retirement income based on an employee's level of compensation and length of service at no cost to the employee. As the ARP is a tax qualified plan, federal tax law limits (1) the amount of an individual's compensation that can be used to calculate plan benefits and (2) the total amount of benefits payable to a plan participant on an annual basis. For certain employees, these limits may result in a lower benefit under the ARP than would have been payable otherwise. Therefore, the Supplemental Retirement Income Plan (SRIP) is used to provide ARP-eligible employees whose compensation or benefit amount exceeds the federal limits with an additional defined benefit in an amount equal to what would have been payable under the ARP if the federal limits did not exist. Effective January 1, 2014, Allstate modified its defined benefit pension plans so that all eligible employees earn future pension benefits under a new cash balance formula.

Change-in-Control and Post-Termination Benefits

Consistent with our compensation objectives, we offer these benefits to attract, motivate, and retain executives. A change in control of Allstate could have a disruptive impact on both Allstate and our executives. Change-in-control benefits and post-termination benefits are designed to mitigate that impact and to maintain alignment between the interests of our executives and our stockholders.

The following summarizes Allstate's change-in-control benefits for the executive officers:

- The change-in-control severance plan (CIC Plan) does not include excise tax gross ups or a lump sum cash pension enhancement.

- For the CEO, the amount of cash severance payable is three times the sum of base salary and target annual incentive. For the other executive officers, the amount of cash severance payable is two times the sum of base salary and target annual incentive.

- In order to receive the cash severance benefits under the CIC Plan, a participant must have been terminated (other than for cause, death, or disability) or the participant must have terminated employment for good reason (such as adverse changes in the terms or conditions of employment, including a material reduction in base compensation, a material change in authority, duties, or responsibilities, or a material change in job location) within two years following a change in control.

- Long-term equity incentive awards vest on an accelerated basis due to a change in control only if the participant has been terminated (other than for cause, death, or disability) or the participant terminated employment for good reason (as defined above) within two years following a change in control.

The change-in-control and post-termination arrangements that are described in the *Potential Payments as a Result of Termination or Change in Control* section on pages 60-62 are not provided exclusively to the named executives. A larger group of management employees is eligible to receive many of the post-termination benefits described in that section.

Clawback of Compensation

Awards made to executive officers after May 19, 2009, under short- and long-term incentive compensation plans, are subject to clawback in the event of certain financial restatements. Annual cash incentive and equity awards granted after May 19, 2009, are also subject to cancellation or recovery in certain circumstances if the recipient violates non-solicitation covenants. Equity awards granted after February 21, 2012, are subject to cancellation in certain circumstances if the recipient violates non-competition covenants.

Impact of Tax Considerations on Compensation

In 2017, we were able to take a tax deduction of no more than $1 million per executive for compensation paid in any year to our CEO and the three other most highly compensated executives, excluding any individual that served as CFO during the year, as of the last day of the fiscal year in which the compensation

is otherwise deductible, unless the compensation met specific standards. Under Internal Revenue Code Section 162(m) as in effect before the passage of the Tax Legislation, we were able to deduct more than $1 million in compensation if the compensation was performance-based and paid under a plan that met certain requirements. The committee considered the impact of this Internal Revenue Code rule in developing, implementing, and administering our compensation programs for 2017. Under the Tax Legislation, the exemption for deductibility of performance-based compensation under Internal Revenue Code Section 162(m) has generally been eliminated for fiscal years beginning after December 31, 2017. The committee has and will continue to consider the deductibility of compensation, including in light of the revisions to Internal Revenue Code Section 162(m). However, the committee balances this consideration with our primary goals of structuring compensation programs to attract, motivate and retain executives and ensuring that pay aligns with performance. In light of this balance and the need to maintain flexibility in administering compensation programs, the committee may authorize compensation in any year that exceeds $1 million for which we may not be able to recognize a tax deduction.

Earned Annual Cash Incentive Awards

In 2017, the total corporate pool was based on four measures: Performance Net Income, Total Premiums, Net Investment Income, and Total Return. The 2017 annual incentive plan targets for Net Investment Income and Total Return were both lower than actual 2016 performance to reflect the business and market conditions in the operating plan. Modest adjustments were made to the range between threshold and maximum for each of the performance measures in alignment with the operating plan and the probability of achieving the results.

The 2018 annual incentive plan targets are not included since those targets do not relate to 2017 pay, and because target performance is set at the 2018 operating plan, which is proprietary information.

For a description of how the 2017 measures are determined, see pages 64-66. The ranges of performance and 2017 actual results are shown in the following table.

2017 Annual Cash Incentive Award Ranges of Performance

Measure	Threshold	Target	Maximum	Actual Results	%Target
Performance Net Income (in millions)	$1,400	$2,000	$2,600	$2,703	200
Total Premiums (in millions)	$34,125	$34,900	$35,275	$35,120	159
Net Investment Income (in millions)	$2,825	$3,000	$3,175	$3,188	200
Total Return	-1.5%	3.5%	6.5%	5.9%	180
Payout Percentages					
Named Executives[1]	50%[2]	100%	200%		181.4

[1] Payout percentages reflect contribution to incentive compensation pool. Actual awards are fully discretionary and vary depending on individual performance.

[2] Actual performance below threshold results in a 0% payout.

Performance Stock Awards ("PSAs")

For the last five PSA grants, the performance measures and levels of performance needed to earn the threshold, target and maximum number of PSAs, as well as actual results and payout percentages, are set forth in the table below. The total shareholder returns for Allstate and its peers are also shown.

Performance Stock Awards Ranges of Performance

Performance Cycle[1]	Threshold	Target	Maximum	Actual Results	Payout Percentage	Total Shareholder Returns Allstate	Peers
Vested Awards							
2013-2015[2]	6.0%	12.0%	13.5%	12.8%	154.8%	63.0%	63.1%
2014-2016	6.0%	13.0%	14.5%	12.1%	87.1%	43.2%	26.8%
2015-2017	6.0%	13.5%	14.5%	12.2%	82.7%	56.8%	40.0%
Outstanding Awards							
2016-2018							
- Performance Net Income ROE (70%)	6.0%	13.0%	14.0%	Two year results are above target for both measures[3]		74.1%	40.2%
- Earned Book Value (30%)	6.0%	12.0%	15.0%				
2017-2019							
- Performance Net Income ROE (70%)	6.0%	11.0%	13.0%	One year results are above target for both measures[3]		43.3%	19.1%
- Earned Book Value (30%)	6.0%	9.0%	11.0%				
Payout Percentages	0%	100%	200%				

Subject to positive Net Income hurdle
For Performance Net Income ROE

[1] For the performance cycles prior to 2016, Average Performance Net Income ROE was the performance measure. In 2016, Earned Book Value was added as a second performance measure.

[2] Represents the average of the separate one-year performance goals and payouts. Actual results are 13.4%, 13.2%, 11.9% with payout percentage of 200.0%, 180.0% and 84.3% for 2013, 2014 and 2015, respectively.

[3] Payouts under the PSAs are based on performance over the three-year period, and actual results will not be known until the end of the performance period.

The following table shows the target number of PSAs granted to each of our named executives for the 2015-2017, 2016-2018, and 2017-2019 performance cycles.

Performance Cycle[1]

Named Executive	Target Number of PSAs for 2015-2017 Performance Cycle	Target Number of PSAs for 2016-2018 Performance Cycle	Target Number of PSAs for 2017-2019 Performance Cycle
Mr. Wilson	65,054	86,650	68,922
Mr. Shebik	15,910	26,476	25,463
Mr. Civgin	16,872	23,107	17,920
Mr. Dugenske	N/A	N/A	15,942
Mr. Winter	21,921	30,809	23,692

[1]   The actual number of PSAs that will vest will vary from 0% to 200% of the target PSAs based on Average Performance Net Income ROE or Average Performance Net Income ROE and Earned Book Value for the measurement period. The number of PSAs that vest will be determined in 2018, 2019, and 2020, respectively.

Compensation Committee Report

The compensation and succession committee has reviewed and discussed with management the Compensation Discussion and Analysis contained on pages 31-49 of this proxy statement. Based on such review and discussions, the committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

THE COMPENSATION AND SUCCESSION COMMITTEE

John W. Rowe (Chair)   **Michael L. Eskew**   **Andrea Redmond**   **Perry M. Traquina**

Summary Compensation Table

The following table summarizes the compensation of the named executives for the last three fiscal years. However, only the last fiscal year is shown for Mr. Dugenske since this was the first year he is a named executive. The titles and responsibilities for the officers listed below changed in 2018. Additionally, Mr. Winter retired effective February 23, 2018. See Appendix C for their current titles.

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2][3]	Option Awards ($)[4]	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)[5]	All Other Compensation ($)[6]	Total ($)	Total Without Change in Pension Value ($)[7]
Thomas J. Wilson Chair and Chief Executive Officer	2017	1,241,346	—	5,400,039	3,599,997	6,759,264	1,688,142	68,541	18,757,329	17,069,187
	2016	1,200,000	—	5,400,028	3,600,000	1,982,880	1,574,760	55,847	13,813,515	12,238,755
	2015	1,191,346	—	4,599,968	4,599,996	2,888,136	532,116	62,131	13,873,693	13,341,577
Steven E. Shebik Executive Vice President and Chief Financial Officer	2017	795,673	—	1,995,026	1,329,994	2,600,000	512,201	38,398	7,271,292	6,759,091
	2016	770,673	—	1,649,984	1,100,001	600,000	479,800	28,690	4,629,148	4,149,348
	2015	750,000	—	1,124,996	1,124,999	850,000	185,312	28,180	4,063,487	3,878,175
Don Civgin President, Emerging Businesses	2017	796,538	—	1,404,032	935,996	1,806,645	83,779	27,730	5,054,720	4,970,941
	2016	776,885	—	1,440,028	959,999	535,066	88,721	38,727	3,839,426	3,750,705
	2015	760,808	—	1,193,019	1,192,993	768,629	46,822	37,195	3,999,466	3,952,644
John Dugenske Executive Vice President and Chief Investment Officer	2017	593,942	2,000,000	5,305,014	870,005	1,377,908	0	17,026	10,163,895	10,163,895
Matthew E. Winter President	2017	887,020	—	1,856,268	1,237,504	3,625,590	101,812	101,513	7,809,707	7,707,895
	2016	820,673	—	1,920,017	1,279,999	1,017,513	121,710	153,663	5,313,575	5,191,865
	2015	799,423	—	1,550,034	1,550,004	1,600,000	80,745	79,399	5,659,605	5,578,860

[1] Mr. Dugenske received a sign-on bonus in connection with the commencement of his employment on March 1, 2017. The cash bonus is payable in two installments. The first installment was paid within sixty days of his start date, and the second installment will be paid within thirty days after the first anniversary of his start date.

[2] Mr. Dugenske received a sign-on grant of restricted stock units on April 5, 2017. These RSUs will become 100% vested on April 4, 2020.

[3] The aggregate grant date fair value of PSAs granted in 2017, 2016, and 2015, and the RSUs granted in 2017 to Mr. Dugenske, is computed in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 718 (ASC 718). The fair value of PSAs and RSUs is based on the final closing price of Allstate's common stock on the grant date, which in part reflects the payment of expected future dividends. (See note 18 to our audited financial statements for 2017). This amount reflects an accounting expense and does not correspond to actual value that will be realized by the named executives. The value of PSAs is based on the probable satisfaction of the performance conditions. The number of PSAs granted in 2017 to each named executive, and RSUs granted in 2017 to Mr. Dugenske, is provided in the *Grants of Plan-Based Awards* table on page 52. The value of the PSAs granted in 2017 at grant date share price if maximum corporate performance were to be achieved is as follows: Mr. Wilson $10,800,078, Mr. Shebik $3,990,052, Mr. Civgin $2,808,064, Mr. Dugenske $2,610,024 and Mr. Winter $3,712,536.

[4] The aggregate grant date fair value of option awards is computed in accordance with FASB ASC 718. The fair value of each option award is estimated on the grant date using a binomial lattice model and the assumptions (see note 18 to our audited financial statements for 2017) as set forth in the following table:

	2017	2016	2015
Weighted average expected term	6.1 years	5.0 years	6.5 years
Expected volatility	15.7-32.7%	16.0-34.3%	16.0-37.8%
Weighted average volatility	21.0%	24.3%	24.7%
Expected dividends	1.4-1.9%	1.9-2.1%	1.6-2.1%
Weighted average expected dividends	1.9%	2.1%	1.7%
Risk-free rate	0.5-2.5%	0.2-2.4%	0.0-2.4%

This amount reflects an accounting expense and does not correspond to actual value that will be realized by the named executives. The number of options granted in 2017 to each named executive is provided in the *Grants of Plan-Based Awards* table on page 52.

[5] Amounts reflect the aggregate increase in actuarial value of the pension benefits as set forth in the *Pension Benefits table*, accrued during 2017, 2016, and 2015. These are benefits under the Allstate Retirement Plan (ARP) and the Supplemental Retirement Income Plan (SRIP). Non-qualified deferred compensation earnings are not reflected since our Deferred Compensation Plan does not provide above-market earnings. The pension plan measurement date is December 31. (See note 17 to our audited financial statements for 2017.)

The following table reflects the respective change in the actuarial value of the benefits provided to the named executives in 2017:

Name	ARP ($)	SRIP ($)
Mr. Wilson	107,137	1,581,005
Mr. Shebik	119,463	392,738
Mr. Civgin	15,313	68,466
Mr. Dugenske	0	0
Mr. Winter	13,412	88,400

Interest rates and other assumptions can have a significant impact on the change in pension value from one year to another.

Effective January 1, 2014, Allstate modified its pension plans so that all eligible employees earn future pension benefits under a new cash balance formula. The change in actuarial value of benefits provided for each named executive in 2017 would have been as indicated in the following table under the prior formula:

Name	ARP ($)	SRIP ($)
Mr. Wilson	188,144	4,099,783
Mr. Shebik	147,659	1,728,615
Mr. Civgin	13,039	60,960
Mr. Dugenske	0	0
Mr. Winter	11,761	77,711

[6] The following table describes the incremental cost of other benefits provided in 2017 that are included in the "All Other Compensation" column.

Name	Personal Use of Aircraft[1] ($)	401(k) Match[2] ($)	Other[3] ($)	Total All Other Compensation ($)
Mr. Wilson	28,181	10,800	29,560	68,541
Mr. Shebik	—	10,800	27,598	38,398
Mr. Civgin	—	10,800	16,930	27,730
Mr. Dugenske	—	6,004	11,022	17,026
Mr. Winter	69,623	10,800	21,090	101,513

[1] The amount reported for personal use of aircraft is based on the incremental cost method, which is calculated based on Allstate's average variable costs per flight hour. Variable costs include fuel, maintenance, on-board catering, landing/ramp fees, and other miscellaneous variable costs. The total annual variable costs are divided by the annual number of flight hours flown by the aircraft to derive an average variable cost per flight hour. This average variable cost per flight hour is then multiplied by the flight hours flown for personal use to derive the incremental cost. This method of calculating the incremental cost excludes fixed costs that do not change based on usage, such as pilots' and other employees' salaries, costs incurred in purchasing the aircraft, and non-trip-related hangar expenses.

[2] Each of the named executives participated in our 401(k) plan during 2017. The amount shown is the amount allocated to their accounts as employer matching contributions. Mr. Dugenske will not be vested in the employer matching contribution until he has completed three years of vesting service.

[3] "Other" consists of personal benefits and perquisites related to mobile devices, tax preparation services, financial planning, ground transportation, executive physical related items and supplemental long-term disability coverage. There was no incremental cost for the use of mobile devices. We provide supplemental long-term disability coverage to all regular full- and part-time employees who participate in the long-term disability plan and whose annual earnings exceed the level that produces the maximum monthly benefit provided by the long-term disability plan. This coverage is self-insured (funded and paid for by Allstate when obligations are incurred). No obligations for the named executives were incurred in 2017, and therefore, no incremental cost is reflected in the table.

[7] We have included an additional column to show total compensation minus the change in pension value. The amounts reported in this column may differ substantially from, and are not a substitute for, the amounts reported in the "Total" column required under SEC rules. The change in pension value is subject to several external variables, including interest rates, that are not related to company or individual performance and may differ significantly based on the formula under which the benefits were earned.

Grants of Plan-Based Awards at Fiscal Year-end 2017

The following table provides information about awards granted to our named executives during fiscal year 2017.

Name	Grant Date	Date of Committee Action for Equity Incentive Plan Awards	Plan Awards[1]	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards[3]			All Other Stock Awards: Number of Shares of Stock or Units (#)[4]	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)[5]	Grant Date Fair Value ($)[6]	
				Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				Stock Awards	Option Awards
Mr. Wilson	—	—	Annual cash incentive	1,863,494	3,726,987	10,000,000								
	02/09/2017	02/09/2017	PSAs				0	68,922	137,844				5,400,039	
	02/09/2017	02/09/2017	Stock options								248,447	78.35		3,599,997
Mr. Shebik	—	—	Annual cash incentive	666,919	1,333,838	7,056,000								
	02/09/2017	02/09/2017	PSAs				0	25,463	50,926				1,995,026	
	02/09/2017	02/09/2017	Stock options								91,787	78.35		1,329,994
Mr. Civgin	—	—	Annual cash incentive	498,083	996,165	7,056,000								
	02/09/2017	02/09/2017	PSAs				0	17,920	35,840				1,404,032	
	02/09/2017	02/09/2017	Stock options								64,596	78.35		935,996
Mr. Dugenske	—	—	Annual cash incentive	379,882	759,764	7,056,000								
	03/03/2017	02/09/2017	PSAs				0	15,942	31,884				1,305,012	
	03/03/2017	02/09/2017	Stock options								57,540	81.86		870,005
	04/05/2017	09/28/2016	RSUs							49,128			4,000,002	
Mr. Winter	—	—	Annual cash incentive	999,556	1,999,112	9,408,000								
	02/09/2017	02/09/2017	PSAs				0	23,692	47,384				1,856,268	
	02/09/2017	02/09/2017	Stock options								85,404	78.35		1,237,504

[1] Awards under the Annual Executive Incentive Plan and the 2013 Equity Incentive Plan.

[2] The amounts in these columns consist of the threshold, target, and maximum annual cash incentive awards for the named executives. The threshold amount for each named executive is 50% of target, as the minimum amount payable (subject to individual performance) if threshold performance is achieved. If the threshold is not achieved, the payment to the named executives would be zero. The target amount is based upon achievement of the performance

measures listed under the *Earned Annual Cash Incentive Awards* caption on page 47. The maximum amount is based on the maximum amount that could be paid to a named executive to qualify the annual cash incentive award as deductible under section 162(m) as in effect prior to the passage of the Tax Legislation. The maximum amount payable to any named executive who served as CFO during the year is an amount equal to 15% of the 162(m) Pool described on pages 64-65. The maximum amount payable to the CEO and the three most highly compensated executives, excluding any named executive who served as CFO during the year, is the lesser of a stockholder-approved maximum of $10 million under the Annual Executive Incentive Plan or a percentage, which varies by executive, of the award pool. The award pool is equal to 1.0% of Performance Net Income with award opportunities capped at 35% of the pool for Mr. Wilson, 20% for Mr. Winter, and 15% of the pool for each other named executive. Performance Net Income is defined on pages 64-65. For a description of the ranges of performance established by the committee for the 2017 annual incentive, which are lower than the section 162(m) limits, see page 48.

[3]   The amounts shown in these columns reflect the threshold, target, and maximum PSAs for the named executives. The threshold amount for each named executive is 0% payout. The target and maximum amounts are based upon achievement of the performance measures listed under the *Performance Stock Awards* caption on page 48.

[4]   Mr. Dugenske received a sign-on grant of restricted stock units on April 5, 2017. These RSUs will become 100% vested on April 4, 2020.

[5]   The exercise price of each option is equal to the closing sale price on the New York Stock Exchange on the grant date or, if there was no such sale on the grant date, then on the last previous day on which there was a sale.

[6]   The aggregate grant date fair value of the PSAs was $78.35 and stock option awards was $14.49, with the exception of Mr. Dugenske's, which for the PSAs was $81.86, the stock option award was $15.12, and the RSUs was $81.42, computed in accordance with FASB ASC 718 based on the probable satisfaction of the performance conditions. The assumptions used in the valuation are discussed in footnotes 3 and 4 to the *Summary Compensation Table* on page 50.

PERFORMANCE STOCK AWARDS ("PSAs")

PSAs represent our promise to transfer shares of common stock in the future if certain performance measures are met. For the awards granted in 2017, the actual number of PSAs that vest will vary from 0% to 200% of target PSAs based on Average Performance Net Income ROE (70%) and Earned Book Value (30%) results for a three-year measurement period. For a definition of how those measures are calculated, see pages 64-67. Each PSA represents Allstate's promise to transfer one fully vested share in the future for each PSA that vests. Vested PSAs will be converted into shares of Allstate common stock and dividend equivalents accrued on these shares will be paid in cash. No dividend equivalents will be paid prior to vesting. PSAs will vest following the end of the three-year performance cycle if the performance conditions are met, subject to continued employment (other than in the event of death, disability, retirement, or a qualifying termination following a change in control).

STOCK OPTIONS

Stock options represent an opportunity to buy shares of our stock at a fixed exercise price at a future date. We use them to align the interests of our executives with long-term stockholder value, as the stock price must appreciate from the grant date for the executives to profit.

Under our stockholder-approved equity incentive plan, the exercise price cannot be less than the closing price of a share on the grant date. Stock option repricing is not permitted. In other words, without an event such as a stock split, if the committee cancels an award and substitutes a new award, the exercise price of the new award cannot be less than the exercise price of the canceled award.

All stock option awards have been made in the form of non-qualified stock options. The options granted to the named executives beginning in 2014 become exercisable over three years. One-third of the stock options will become exercisable on the anniversary of the grant date for each of the three years. The change to the vesting schedule beginning in 2014 was made to reflect current market practice. For the vesting schedule for other option grants, see footnote 1 to the *Outstanding Equity Awards at Fiscal Year-end 2017* table. All of the options expire ten years from the grant date, unless an earlier date has been approved by the committee in connection with certain change-in-control situations or other special circumstances such as termination, death, or disability.

RESTRICTED STOCK UNITS

Each restricted stock unit represents our promise to transfer one fully vested share of stock in the future if and when the restrictions expire (when the unit "vests"). Under the terms of the restricted stock unit award, the executive has only the rights of a general unsecured creditor of Allstate and no rights as a stockholder until delivery of the underlying shares. The restricted stock units granted to Mr. Dugenske in 2017 will become 100% vested on the day prior to the third anniversary of the grant date, except in certain change-in-control situations or under other special circumstances approved by the Committee. The restricted stock units granted to Mr. Dugenske include the right to receive previously accrued dividend equivalents payable in cash when the underlying restricted stock units vest.

Outstanding Equity Awards at Fiscal Year-end 2017

The following table summarizes the outstanding equity awards of the named executives as of December 31, 2017.

Name	Option Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable[3]	Number of Securities Underlying Unexercised Options (#) Unexercisable[3]	Option Exercise Price ($)	Option Expiration Date	Stock Award Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)[4]	Market Value of Shares or Units of Stock That Have Not Vested ($)[5]	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that Have Not Vested (#)[6]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights that Have Not Vested ($)[5]
	Option Awards[1]					Stock Awards[2]				
Mr. Wilson	02/22/2011	447,808	0	31.74	02/22/2021					
	02/21/2012	444,060	0	31.56	02/21/2022					
	02/12/2013	363,409	0	45.61	02/12/2023					
	02/18/2014	309,237	0	52.18	02/18/2024					
	02/18/2015	196,329	98,165	70.71	02/18/2025	02/18/2015	53,780	5,631,304		
	02/11/2016	98,441	196,883	62.32	02/11/2026	02/11/2016			173,300	18,146,243
	02/09/2017	0	248,447	78.35	02/09/2027	02/09/2017			137,844	14,433,645
Mr. Shebik	02/21/2012	26,446	0	31.56	02/21/2022					
	03/06/2012	35,014	0	31.00	03/06/2022					
	02/12/2013	75,188	0	45.61	02/12/2023					
	02/18/2014	72,289	0	52.18	02/18/2024					
	02/18/2015	48,015	24,008	70.71	02/18/2025	02/18/2015	13,153	1,377,251		
	02/11/2016	30,079	60,159	62.32	02/11/2026	02/11/2016			52,952	5,544,604
	02/09/2017	0	91,787	78.35	02/09/2027	02/09/2017			50,926	5,332,461
Mr. Civgin	02/12/2013	21,930	0	45.61	02/12/2023					
	02/18/2014	84,337	0	52.18	02/18/2024					
	02/18/2015	50,917	25,459	70.71	02/18/2025	02/18/2015	13,948	1,460,495		
	02/11/2016	26,251	52,502	62.32	02/11/2026	02/11/2016			46,214	4,839,068
	02/09/2017	0	64,596	78.35	02/09/2027	02/09/2017			35,840	3,752,806
Mr. Dugenske	03/03/2017	0	57,540	81.86	03/03/2027	03/03/2017			31,884	3,338,574
						04/05/2017	49,128	5,144,193		
Mr. Winter	02/12/2013	105,994	0	45.61	02/12/2023					
	02/18/2014	105,422	0	52.18	02/18/2024					
	02/18/2015	66,154	33,078	70.71	02/18/2025	02/18/2015	18,122	1,897,555		
	02/11/2016	35,001	70,003	62.32	02/11/2026	02/11/2016			61,618	6,452,021
	02/09/2017	0	85,404	78.35	02/09/2027	02/09/2017			47,384	4,961,579

[1] The options granted in 2014 and after vest over three years: one-third will become exercisable on the anniversary of the grant date for each of the three years. The options granted in 2012 and 2013 vest over four years: 50% on the second anniversary date and 25% on each of the third and fourth anniversary dates. The other options vest in four installments of 25% on each of the first four anniversaries of the grant date. The exercise price of each option is equal to the closing price of Allstate's common stock on the grant date. If there was no sale on the grant date, the closing price is calculated as of the last previous day on which there was a sale.

[2] The awards listed in this table are PSAs, except for Mr. Dugenske's sign-on award of 49,128 restricted stock units in 2017. Each restricted stock unit represents the right to receive, without the payment of any consideration, one share of Allstate common stock on the conversion date, which is April 5, 2020.

[3] The aggregate value and aggregate number of exercisable and unexercisable in-the-money options as of December 31, 2017, for each of the named executives are as follows:

	Exercisable		Unexercisable	
Name	Aggregate Number (#)	Aggregate Value ($)	Aggregate Number (#)	Aggregate Value ($)
Mr. Wilson	1,859,284	113,729,331	543,495	18,232,543
Mr. Shebik	287,031	15,663,918	175,954	5,785,917
Mr. Civgin	183,435	8,570,244	142,557	4,793,917
Mr. Dugenske	0	0	57,540	1,314,789
Mr. Winter	312,571	15,534,991	188,485	6,343,328

[4] The PSAs vest in one installment on the day before the third anniversary of the grant date.

[5] Amount is based on the closing price of our common stock of $104.71 on December 29, 2017.

[6] The PSAs vest in one installment on the day before the third anniversary of the grant date. The number of shares that ultimately vest may range from 0 to 200% of the target depending on actual performance during the three-year performance period. For a description of the PSA program and the performance measures used, see pages 41-43 and 48. The number of PSAs reflected in this column for the 2016 and 2017 awards is the number of shares that would vest if the maximum level of performance is achieved. Final payouts under the PSAs will not be known until the respective performance period is completed.

Option Exercises and Stock Vested During 2017

The following table summarizes the options exercised by the named executives during 2017 and the PSAs or restricted stock units that vested during 2017.

	Option Awards[1]		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Mr. Wilson	755,892	45,549,954	64,265	5,169,477
Mr. Shebik	68,813	4,010,172	15,023	1,208,450
Mr. Civgin	0	0	17,527	1,409,872
Mr. Dugenske	0	0	0	0
Mr. Winter	246,044	13,689,101	21,908	1,762,280

[1] Of the options exercised in 2017 by Mr. Wilson, 338,316 were due to expire in the first quarter of 2018.

Retirement Benefits

The following table provides information about the pension plans in which the eligible named executives participate. Each of the named executives participates, or will become eligible to participate, in the Allstate Retirement Plan (ARP) and the Supplemental Retirement Income Plan (SRIP).

Pension Benefits

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit[1][2] ($)	Payments During Last Fiscal Year ($)
Mr. Wilson	ARP	24.8	1,154,486	0
	SRIP	24.8	16,029,426	0
Mr. Shebik	ARP	29.2	1,395,258	0
	SRIP	29.2	4,059,740	0
Mr. Civgin	ARP	9.3	78,641	0
	SRIP	9.3	451,116	0
Mr. Dugenske[3]	ARP	0.8	0	0
	SRIP	0.8	0	0
Mr. Winter	ARP	8.2	66,444	0
	SRIP	8.2	583,431	0

[1] These amounts are estimates and do not necessarily reflect the actual amounts that will be paid to the named executives, which will be known only at the time they become eligible for payment. The present value of the accumulated benefit was determined using the same measurement date (December 31, 2017) and material assumptions that we use for year-end financial reporting purposes, except that we made no assumptions for early termination, disability, or pre-retirement mortality. Other assumptions include the following:
- Retirement at the normal retirement age as defined in the plans (age 65).
- Discount rate of 3.68%.

Other assumptions for the final average pay formula include the following:
- 80% paid as a lump sum and 20% paid as an annuity; for the cash balance formula, 100% paid as a lump sum.
- ARP lump-sum/annuity conversion segmented interest rates of 2.50% for the first five years, 4.75% for the next 15 years, and 5.50% for all years after 20.
- SRIP lump-sum conversion segmented interest rates of 2.00% for the first five years, 4.50% for the next 15 years, and 5.50% for all years after 20.
- Lump-sum calculations were done using the IRS Section 417(e)(3) mortality table projected with the MP-2017 projection table. Allstate adopted this table for accounting on December 31, 2017, to measure retirement program obligations in the United States.
- Annuity calculations were done using the RP-2014 white-collar mortality table for annuitants projected with the MP-2017 projection table.

See note 17 to our audited financial statements for 2017 for additional information.

[2] The following table shows the lump-sum present value of the non-qualified pension benefits for each named executive earned through December 31, 2017, if the named executive's employment terminated on that date.

Name	Plan Name	Lump Sum Amount ($)
Mr. Wilson	SRIP	17,060,041
Mr. Shebik	SRIP	4,343,669
Mr. Civgin	SRIP	439,565
Mr. Dugenske	SRIP	0
Mr. Winter	SRIP	576,135

The amount shown is based on the lump-sum methodology used by the Allstate pension plans in 2018. Specifically, the interest rate for 2018 is based on 100% of the average corporate bond segmented yield curve from August of the prior year. As required under the Internal Revenue Code, the mortality table used for 2018 is the 2018 combined static Pension Protection Act funding mortality table with a blend of 50% males and 50% females.

[3] Mr. Dugenske was not a member of the ARP or the SRIP in 2017 and therefore had not accrued a benefit under the ARP or the SRIP.

ALLSTATE RETIREMENT PLAN (ARP)

Contributions to the ARP are made entirely by Allstate and are paid into a trust fund from which benefits are paid. Before January 1, 2014, ARP participants earned benefits under one of two formulas (final average pay or cash balance) based on their date of hire or their choice at the time Allstate introduced the cash balance formula. In order to better align our pension benefits with market practices, provide future pension benefits more equitably to Allstate employees, and reduce costs, final average pay benefits were frozen as of December 31, 2013. As of January 1, 2014, all eligible participants earn benefits under a cash balance formula only.

Final Average Pay Formula — Frozen as of 12/31/13

Benefits under the final average pay formula were earned and are stated in the form of a straight life annuity payable at the normal retirement age of 65. Messrs. Shebik and Wilson have earned final average pay benefits equal to the sum of a Base Benefit and an Additional Benefit. The Base Benefit equals 1.55% of the participant's average annual compensation, multiplied by credited service after 1988 through 2013. The Additional Benefit equals 0.65% of the amount of the participant's average annual compensation that exceeds the participant's covered compensation, multiplied by credited service after 1988 through 2013. Covered compensation is the average of the maximum annual salary taxable for Social Security over the 35-year period ending the year the participant would reach Social Security retirement age. Messrs. Shebik and Wilson are eligible for a reduced early retirement benefit which would reduce their Base Benefit by 4.8% for each year of early payment before age 65 and their Additional Benefit by 8% for each year of early payment from age 62 to age 65 and 4% for each year of early payment from age 55 to age 62, prorated on a monthly basis based on age at the date payments begin.

Cash Balance Formula — For all Participants Beginning 1/1/14

All named executives, except Mr. Dugenske, earned benefits under the cash balance formula in 2017. Mr. Dugenske will earn benefits under the cash balance formula after completing one year of vesting service. Under this formula, participants receive pay credits while employed at Allstate, based on a percentage of eligible annual compensation and years of service, plus interest credits. Pay credits are allocated to a hypothetical account in an amount equal to 3% to 5% of eligible annual compensation, depending on years of vesting service. Interest credits are allocated to the hypothetical account based on the interest crediting rate in effect for that plan year as published by the Internal Revenue Service. The interest crediting rate is set annually and is currently based on the average yield for 30-year U.S. Treasury securities for August of the prior year. Prior to 2014, Messrs. Civgin and Winter earned cash balance credits equal to 2.5% of eligible annual compensation after they completed one year of vesting service based on the prior cash balance formula.

SUPPLEMENTAL RETIREMENT INCOME PLAN (SRIP)

SRIP benefits are generally determined using a two-step process: (1) determine the amount that would be payable under the ARP formula(s) specified above if Internal Revenue Code limits did not apply, then (2) reduce the amount described in (1) by the amount actually payable under the applicable ARP formula(s).

The normal retirement date under the SRIP is age 65. If eligible for early retirement under the ARP, the employee also is eligible for early retirement under the SRIP. SRIP benefits are not funded and are paid out of Allstate's general assets.

CREDITED SERVICE

No additional service credit beyond service with Allstate or its predecessors is granted under the ARP or the SRIP to any of the named executives. Messrs. Shebik and Wilson have combined service with Allstate and its former parent company, Sears, Roebuck and Co., of 29.2 and 24.8 years, respectively. As a result, a portion of their retirement benefits will be paid from the Sears pension plan. Consistent with the pension benefits of other employees with Sears service who were employed by Allstate at the time of the spin-off from Sears in 1995, Messrs. Shebik's and Wilson's final average pay pension benefits under the ARP and the SRIP are calculated as if each had worked his combined Sears-Allstate career with Allstate through December 31, 2013, and then are reduced by amounts earned under the Sears pension plan.

ELIGIBLE COMPENSATION

Under both the ARP and SRIP, eligible compensation consists of salary, annual cash incentive awards, and certain other forms of compensation, but does not include long-term cash incentive awards or income related to equity awards. Compensation used to determine benefits under the ARP is limited in accordance with the Internal Revenue Code. For final average pay benefits, average annual compensation is the average compensation of the five highest consecutive calendar years within the last ten consecutive calendar years through 2013.

PAYMENT OPTIONS

Payment options under the ARP include a lump sum, straight life annuity, and various survivor annuity options. The lump sum under the final average pay benefit is calculated in accordance with the applicable interest rate and mortality assumptions as required under the Internal Revenue Code. The lump-sum payment under the cash balance benefit is generally equal to a participant's account balance. Payments from the SRIP are paid in the form of a lump sum using the same interest rate and mortality assumptions used under the ARP.

TIMING OF PAYMENTS

Eligible employees are vested in the normal ARP and SRIP retirement benefits on the earlier of the completion of three years of service or upon reaching age 65.

Final average pay benefits are payable at age 65. A participant with final average pay benefits may be entitled to a reduced early retirement benefit on or after age 55 if he or she terminates employment after completing 20 or more years of vesting service.

A participant earning cash balance benefits who terminates employment with at least three years of vesting service is entitled to a lump sum benefit equal to his or her cash balance account balance.

The following SRIP payment dates assume a retirement or termination date of December 31, 2017:

- Messrs. Shebik's and Wilson's SRIP benefits earned prior to 2005 would become payable as early as January 1, 2018. Benefits earned after 2004 would be paid on July 1, 2018, or following death.

- Mr. Civgin's SRIP benefit would be paid on July 1, 2018, or following death.

- Mr. Dugenske is not currently a member of the SRIP and therefore has not accrued a benefit under the SRIP.

- Mr. Winter's SRIP benefit would be paid on July 1, 2018, or following death.

Non-Qualified Deferred Compensation at Fiscal Year-end 2017

The following table summarizes the non-qualified deferred compensation contributions, earnings, and account balances of our named executives in 2017. All amounts relate to The Allstate Corporation Deferred Compensation Plan.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)[1]	Aggregate Withdrawals/ Distributions in Last FY ($)	Aggregate Balance at Last FYE ($)[2]
Mr. Wilson	0	0	156,189	0	1,047,797
Mr. Shebik	0	0	30,342	0	186,139
Mr. Civgin	0	0	0	0	0
Mr. Dugenske	0	0	0	0	0
Mr. Winter	0	0	0	0	0

[1] Aggregate earnings were not included in the named executive's compensation in the last completed fiscal year in the *Summary Compensation Table*.

[2] There are no amounts reported in the Aggregate Balance at Last FYE column that previously were reported as compensation in the *Summary Compensation Table*.

In order to remain competitive with other employers, we allow the named executives and other employees whose annual compensation exceeds the amount specified in the Internal Revenue Code ($270,000 in 2017), to defer under the Deferred Compensation Plan up to 80% of their salary and/or up to 100% of their annual cash incentive award that exceeds the Internal Revenue Code limit. Allstate does not match participant deferrals and does not guarantee a stated rate of return.

Deferrals under the Deferred Compensation Plan are credited with earnings or debited for losses based on the results of the notional investment option or options selected by the participants. The notional investment options available in 2017 under the Deferred Compensation Plan are: stable value, S&P 500, international equity, Russell 2000, mid-cap, and bond funds. Under the Deferred Compensation Plan, deferrals are not actually invested in these funds, but instead are credited with earnings or debited for losses based on the funds' investment returns. Because the rate of return is based on actual investment measures in our 401(k) plan, no above-market earnings are credited, recorded, or paid. Our Deferred Compensation Plan and 401(k) plan allow participants to change their investment elections daily, subject to certain trading restrictions.

The Deferred Compensation Plan is unfunded. This means that Allstate does not set aside funds for the plan in a trust or otherwise. Participants have only the rights of general unsecured creditors and may lose their balances in the event of the company's bankruptcy. Account balances are 100% vested at all times.

An irrevocable distribution election is required before making any deferrals into the plan. Generally, a named executive may elect to begin receiving a distribution of his or her account balance immediately upon separation from service or in one of the first through fifth years after separation from service. The earliest distribution date for deferrals on or after January 1, 2005, and earnings and losses on these amounts, is six months following separation from service. The named executive may elect to receive payment in a lump sum or in annual cash installment payments over a period of two to ten years. In addition, a named executive may elect an in-service withdrawal of his or her entire balance earned and vested prior to January 1, 2005, and earnings and losses on these amounts, subject to forfeiture of 10% of such balance. Upon proof of an unforeseen emergency, a plan participant may be allowed to access certain funds in a deferred compensation account earlier than the dates specified above.

Potential Payments as a Result of Termination or Change in Control (CIC)

The following table lists the compensation and benefits that Allstate would generally provide to the named executives in various scenarios involving a termination of employment, other than compensation and benefits generally available to salaried employees. The table describes equity granting practices for the 2017 equity incentive awards. Relevant prior practices are described in the footnotes.

Compensation Elements	Termination Scenarios				
	Termination[1]	Retirement	Termination due to Change-in-Control[2]	Death	Disability
Base Salary	Ceases immediately	Ceases immediately	Ceases immediately	Ceases immediately	Ceases immediately
Severance Pay	None	None	Lump sum equal to two times salary and annual incentive at target, except for CEO, who receives three times salary and annual incentive at target[3]	None	None
Annual Incentive[4]	Forfeited	Prorated for the year and subject to discretionary adjustments[5]	Prorated at target (reduced by any amounts actually paid)	Prorated for the year and subject to discretionary adjustments	Prorated for the year and subject to discretionary adjustments
Stock Options[4][6]	Unvested are forfeited, vested expire at the earlier of three months or normal expiration	Awards granted more than 12 months before, and pro rata portion of award granted within 12 months of retirement, continue to vest. All expire at earlier of five years or normal expiration[7]	Awards vest upon qualifying termination after a CIC	Awards vest immediately and expire at earlier of two years or normal expiration	Awards vest immediately and expire at earlier of two years or normal expiration
Restricted Stock Units[4][6]	Forfeited	Awards granted more than 12 months before, and pro rata portion of award granted within 12 months of retirement, continue to vest[7]	Awards vest upon qualifying termination after a CIC	Awards vest and are payable immediately	Awards vest and are payable immediately
Performance Stock Awards[4][6]	Forfeited	Awards granted more than 12 months before, and pro rata portion of awards granted within 12 months of retirement, continue to vest and are paid out based on actual performance[7]	Awards vest based on performance upon a qualifying termination after a CIC[8]	Awards vest and are payable immediately[9]	Awards vest and are payable immediately[9]

Compensation Elements	Termination Scenarios				
	Termination[1]	Retirement	Termination due to Change-in-Control[2]	Death	Disability
Non-Qualified Pension Benefits[10]	Distributions commence per plan	Distributions commence per plan	Immediately payable upon a CIC	Distributions commence per plan	Participant may request payment if age 50 or older
Deferred Compensation[11]	Distributions commence per participant election	Distributions commence per participant election	Immediately payable upon a CIC	Payable within 90 days	Distributions commence per participant election
Health, Welfare and Other Benefits	None	None	Outplacement services provided; lump sum payment equal to additional cost of welfare benefits continuation coverage for 18 months[12]	None	Supplemental Long Term Disability benefits if enrolled in basic long-term disability plan

[1]   Includes both voluntary and involuntary termination. Examples of involuntary termination independent of a change in control include performance-related terminations; terminations for employee dishonesty and violation of Allstate rules, regulations, or policies; and terminations resulting from lack of work, rearrangement of work, or reduction in force.

[2]   In general, a change in control is one or more of the following events: (1) any person acquires 30% or more of the combined voting power of Allstate common stock within a 12-month period; (2) any person acquires more than 50% of the combined voting power of Allstate common stock; (3) certain changes are made to the composition of the Board; or (4) the consummation of a merger, reorganization, or similar transaction. These triggers were selected because any of these could cause a substantial change in management in a widely held company the size of Allstate. Effective upon a change in control, the named executives become subject to covenants prohibiting solicitation of employees, customers, and suppliers until one year after termination of employment. If a named executive incurs legal fees or other expenses in an effort to enforce the change-in-control plan, Allstate will reimburse the named executive for these expenses unless it is established by a court that the named executive had no reasonable basis for the claim or acted in bad faith.

[3]   Under the change-in-control plan, severance benefits would be payable if a named executive's employment is terminated either by Allstate without cause or by the executive for good reason as defined in the plan during the two years following the change in control. Cause means the named executive has been convicted of a felony or other crime involving fraud or dishonesty, has willfully or intentionally breached the restrictive covenants in the change-in-control plan, has habitually neglected his or her duties, or has engaged in willful or reckless material misconduct in the performance of his or her duties. Good reason includes a material diminution in a named executive's base compensation, authority, duties, or responsibilities, or a material change in the geographic location where the named executive performs services.

[4]   Named executives who receive an equity award or an annual cash incentive award after May 19, 2009, are subject to a non-solicitation covenant while they are employed and for the one-year period following termination of employment. If a named executive violates the non-solicitation covenant, to the extent permitted by applicable law, compensation provided to the named executive (including cancellation of outstanding awards or recovery of all or a portion of any gain realized upon vesting, settlement, or exercise of an award or recovery of all or a portion of any proceeds resulting from any disposition of shares received pursuant to an award) may be recovered if the vesting, settlement, or exercise of the award or the receipt of the sale proceeds occurred during the 12-month period prior to the violation.

[5]   Retirement for purposes of the Annual Executive Incentive Plan is defined as voluntary termination on or after the date the named executive attains age 55 with at least 10 years of service or age 60 with five years of service.

[6]   Named executives who receive an equity award on or after May 21, 2013, that remains subject to a period of restriction or other performance or vesting condition are subject to a non-compete provision while they are employed and for the one-year period following termination of employment. Named executives who received equity awards granted between February 21, 2012, and May 20, 2013, are subject to a non-compete provision

while they are employed and for the two-year period following termination of employment. If a named executive violates the non-competition covenant, to the extent permitted by applicable law, any or all of the named executive's outstanding awards that remain subject to a period of restriction or other performance or vesting condition as of the date on which the named executive first violated the non-competition provision may be canceled.

(7) Retirement definitions and treatment for purposes of stock options, restricted stock units, and performance stock awards are as follows:

	Date of award on or after February 21, 2012
Definition	Normal Retirement-age 55 with 10 years of service or age 60 with at least five years of service
Treatment	• Unvested awards not granted within 12 months of retirement continue to vest.
	• Prorated portion of unvested awards granted within 12 months of the retirement date continue to vest.
	• Vested stock options expire at the earlier of five years from the date of retirement or the expiration date of the option.

Stock option awards granted in 2012 and before have vested and will expire at the earlier of five years from the date of retirement or the expiration date of the option.

(8) The committee will determine the number of PSAs that continue to vest based on actual performance up to the change in control.

(9) For open cycles, the payout is based on the target number of PSAs.

(10) See the *Retirement Benefits* section for further detail on non-qualified pension benefits and timing of payments.

(11) See the *Non-Qualified Deferred Compensation at Fiscal Year-end 2017* section for additional information on the Deferred Compensation Plan and distribution options available.

(12) If a named executive's employment is terminated due to death during the two years after the date of a change in control, the named executive's estate or beneficiary will be entitled to survivor and other benefits, including retiree medical coverage, if eligible, that are not less favorable than the most favorable benefits available to the estates or surviving families of peer executives of Allstate. In the event of termination due to disability during the two years after the date of a change in control, Allstate will pay disability and other benefits, including supplemental long-term disability benefits and retiree medical coverage, if eligible, that are not less favorable than the most favorable benefits available to disabled peer executives.

Estimate of Potential Payments Upon Termination[1]

The table below describes the value of compensation and benefits payable to each named executive upon termination that would exceed the compensation or benefits generally available to salaried employees in each termination scenario. The total column in the following table does not reflect compensation or benefits previously accrued or earned by the named executives, such as deferred compensation and non-qualified pension benefits. Benefits and payments are calculated assuming a December 31, 2017, employment termination date.

Name	Severance ($)	Annual Incentive Plan[2] ($)	Stock Options — Unvested and Accelerated ($)	Restricted Stock Units and Performance Stock Awards — Unvested and Accelerated ($)	Welfare Benefits and Outplacement Services ($)	Total ($)
Mr. Wilson						
Termination/Retirement[3]	0	6,759,264	17,532,791	21,150,163	0	45,442,218
Termination due to Change in Control[4]	15,000,000	3,750,000	18,232,543	21,921,249	69,804[5]	58,973,596
Death	0	6,759,264	18,232,543	21,921,249	0	46,913,056
Disability	0	6,759,264	18,232,543	21,921,249	7,966,041[6]	54,879,097
Mr. Shebik						
Termination/Retirement[3]	0	2,600,000	5,527,405	6,530,867	0	14,658,272
Termination due to Change in Control[4]	4,400,000	1,400,000	5,785,917	6,815,784	69,804[5]	18,471,505
Death	0	2,600,000	5,785,917	6,815,784	0	15,201,701
Disability	0	2,600,000	5,785,917	6,815,784	2,394,188[6]	17,595,889
Mr. Civgin						
Termination/Retirement[3]	0	0	0	0	0	0
Termination due to Change in Control[4]	3,600,000	1,000,000	4,793,917	5,756,432	70,335[5]	15,220,684
Death	0	1,806,645	4,793,917	5,756,432	0	12,356,994
Disability	0	1,806,645	4,793,917	5,756,432	5,008,276[6]	17,365,270
Mr. Dugenske						
Termination/Retirement[3]	0	0	0	0	0	0
Termination due to Change in Control[4]	3,262,500	906,250	1,314,789	6,813,480	69,804[5]	12,366,823
Death	0	1,377,908	1,314,789	6,813,480	0	9,506,177
Disability	0	1,377,908	1,314,789	6,813,480	3,248,882[6]	12,755,059
Mr. Winter						
Termination/Retirement[3]	0	3,625,590	6,102,794	7,339,333	0	17,067,717
Termination due to Change in Control[4]	5,850,000	2,025,000	6,343,328	7,604,354	69,804[5]	21,892,486
Death	0	3,625,590	6,343,328	7,604,354	0	17,573,272
Disability	0	3,625,590	6,343,328	7,604,354	3,872,996[6]	21,446,268

[1] A "0" indicates either that there is no amount payable to the named executive, or the amount payable is the same for both the named executives and all salaried employees.

[2] The 2017 annual incentive plan payment is payable to all named executives as a result of death and disability. In addition, it is payable to Messrs. Wilson, Shebik, and Winter in the event of retirement. The amount listed for the annual incentive plan payment upon termination due to a change in control is shown at target as defined in the change-in-control severance plan.

[3] As of December 31, 2017, Messrs. Wilson, Shebik, and Winter are the only named executives eligible to retire in accordance with Allstate's policy and the terms of its equity incentive compensation and benefit plans.

[4] The values in this change-in-control row represent amounts paid if both the change in control and qualifying termination occur on December 31, 2017. PSAs are paid out based on actual performance; for purposes of this table, the 2015-2017 cycle is shown at 82.7% of target, 2016-2018, and 2017-2019 cycles are reflected at target.

Beginning with awards granted in 2012, equity awards do not accelerate in the event of a change in control unless also accompanied by a qualifying termination of employment. A change in control also would accelerate the distribution of each named executive's non-qualified deferred compensation and SRIP benefits. Please see the *Non-Qualified Deferred Compensation at Fiscal Year-end 2017* table and footnote 2 to the *Pension Benefits* table in the *Retirement Benefits* section for details regarding the applicable amounts for each named executive.

(5) The Welfare Benefits and Outplacement Services amount includes the cost to provide certain welfare benefits to the named executive and family during the period the named executive is eligible for continuation coverage under applicable law. The amount shown reflects Allstate's costs for these benefits or programs assuming an 18-month continuation period. The value of outplacement services is $50,000 for each named executive.

(6) The named executives who participate in the long-term disability plan are eligible to participate in Allstate's supplemental long-term disability plan for employees whose annual earnings exceed the level which produces the maximum monthly benefit provided by the long-term disability plan (basic plan). The monthly benefit is equal to 60% of the named executive's qualified annual earnings divided by twelve and rounded to the nearest $100, reduced by $7,500, which is the maximum monthly benefit payment that can be received under the basic plan. The amount reflected assumes the named executive remains totally disabled until age 65 and represents the present value of the monthly benefit payable until age 65.

Performance Measures for 2017

The following pages contain descriptions of the performance measures used for executive incentive compensation. They were developed uniquely for incentive compensation purposes, are non-GAAP measures and are not reported in our financial statements. The committee has approved the use of non-GAAP measures when appropriate to drive executive focus on particular strategic, operational, or financial factors, or to exclude factors over which our executives have little influence or control. The committee monitors compensation estimates during the year based on actual performance on these measures, and the internal audit department reviews the final results.

Performance Net Income: This measure is calculated uniquely for annual cash incentive awards, the 162(m) pool, and each PSA performance cycle. For each plan, Performance Net Income is equal to net income applicable to common shareholders as reported in The Allstate Corporation annual report on Form 10-K adjusted for the after-tax effect of the items indicated below:

⊘ Indicates adjustments to Net Income	Annual Cash Incentive Awards/162(m) Pool	Performance Stock Awards[1]
Net income applicable to common shareholders, excluding:		
Realized capital gains and losses (which includes the related effect on amortization of deferred acquisition and deferred sales inducement costs) except for periodic settlements and accruals on certain non-hedge derivative instruments	⊘	⊘
Valuation changes on embedded derivatives not hedged (which includes the related effect on amortization of deferred acquisition and deferred sales inducement costs)	⊘	⊘
Business combination expenses and amortization of purchased intangible assets	⊘	⊘
Gain (loss) on disposition of operations	⊘	⊘
Other significant non-recurring, infrequent or unusual items, when the nature of the charge or gain is such that it is reasonably unlikely to recur within two years or there has been no similar charge or gain within the prior two years		⊘
• Change in accounting for investments in qualified affordable housing projects[2]		⊘
• Goodwill impairment	⊘	⊘
• Tax legislation benefit[3]	⊘	⊘
Adjusted Net Income subtotal (See Appendix A)		
Restructuring and related charges	⊘	⊘

✅ Indicates adjustments to Net Income	Annual Cash Incentive Awards/162(m) Pool	Performance Stock Awards[1]
Underwriting results of Discontinued Lines and Coverages segment	✅	✅
Effects of acquiring and selling businesses		✅
Adjustments to be consistent with financial reporting used in establishing the measure	✅[4]	✅
Adjustments for other significant, non-recurring, infrequent or unusual items[5]	✅[4]	✅
Adjustment to exclude income associated with parent holding company level deployable assets in excess of $1 billion[6]		✅
Performance Net Income before adjustment for volatile items[7]		
Adjustment for after-tax volatile items	Adjusted to include minimum or maximum amount of after-tax catastrophe losses and income from performance-based long-term investments[8]	Three-year average adjusted to include a minimum or maximum amount of after-tax catastrophe losses
Performance Net Income		

[1] Performance Net Income is a performance measure for the 2015-2017, 2016-2018, 2017-2019, and 2018-2020 performance cycles. The 2016-2018, 2017-2019, and 2018-2020 performance cycles do not qualify for final measurement as of December 31, 2017; the items checked above and after-tax volatile items indicate items that by definition may impact the final measurement when the three-year cycle and final measurement is completed.

[2] Adjustment impacts only the calculations for the 2015-2017 performance cycle.

[3] Adjustment not applicable to 2018-2020 performance cycle.

[4] Adjustment only impacts 2017 Annual Cash Incentive.

[5] Adjustment for 2016-2018, 2017-2019, and 2018-2020 performance cycles.

[6] Adjustment for 2018-2020 performance cycle.

[7] Volatile items include catastrophe losses and income from performance-based long-term investments ("PBLT income") depending on the measure.

[8] 162(m) pool volatile items adjustment only excludes actual amount of after-tax catastrophe losses.

ANNUAL CASH INCENTIVE AWARD PERFORMANCE MEASURES FOR 2017

- *Performance Net Income:* This measure is used to assess financial performance. In 2017, Performance Net Income was $2,703 million compared to reported Adjusted Net Income* of $2,467 million, an increase of $236 million. It was adjusted to remove the impacts of the underwriting loss of the Discontinued Lines and Coverages segment, restructuring and related charges, a maximum amount of after-tax catastrophes and PBLT income, pension settlement charge and employee share-based accounting tax benefit.

- *Net Investment Income:* This measure is used to assess the financial operating performance provided from investments. Net Investment Income as reported in the consolidated statement of operations is

adjusted to include a minimum or maximum amount of PBLT income if the actual amounts are less than or exceed those amounts, respectively. Net Investment Income is also subject to adjustments to be consistent with the financial reporting used in establishing the measure and to exclude the effects of acquiring and selling businesses. In 2017, an adjustment to reflect a maximum amount of PBLT income was necessary, resulting in Net Investment Income of $3,188 million, compared to reported net investment income of $3,401 million.

- *Total Premiums:* This measure is used to assess growth within the Allstate Protection, Service Businesses, Allstate Life, Allstate Benefits, and Allstate Annuities businesses. It is equal to the sum of Allstate

Protection and Service Businesses premiums written and Allstate Life, Benefits, and Annuities premiums and contract charges as described below.

Premiums written is equal to the Allstate Protection and Service Businesses net premiums written as reported in management's discussion and analysis in The Allstate Corporation annual report on Form 10-K.

Premiums and contract charges are equal to life premiums and contract charges reported in the consolidated statement of operations in The Allstate Corporation annual report on Form 10-K.

Total Premiums is subject to adjustments to be consistent with the financial reporting used in establishing the measure and to exclude the effects of acquiring and selling businesses. No such adjustments were necessary in 2017.

Total Premiums of $35,120 million were equal to reported Total Premiums.

- *Total Return:* This measure is used to assess financial performance of the investment portfolio. Total return is calculated as the ratio of the sum of net investment income, realized capital gains and losses, the change in unrealized net capital gains and losses, and the change in the difference between fair value and carrying value of mortgage loans, cost method limited partnerships, bank loans and agent loans, divided by the average fair value balances at the beginning and at the end of 2017.

Total Return is subject to adjustment to be consistent with the financial reporting used in establishing the measure and to exclude the effects of acquiring and selling businesses. In 2017, no adjustments were necessary, and Total Return was 5.9%.

PERFORMANCE STOCK AWARD PERFORMANCE MEASURES FOR THE 2015-2017 PERFORMANCE CYCLE

- *Three-Year Average Performance Net Income Return on Equity:* It is calculated as the ratio of the average Performance Net Income for the three years in the period divided by the average of Adjusted Common Shareholders' Equity at December 31 of the year-end immediately preceding the period and at the end of each year in the three-year period.

- Adjusted Common Shareholders' Equity is equal to common shareholders' equity excluding the net effects of unrealized net capital gains and losses. It is subject to adjustments to be consistent with the financial reporting used in establishing the measure and to exclude the net effects of acquiring and

selling businesses. Adjusted Common Shareholders' Equity at December 31 of the year-end immediately preceding the period is not subject to adjustment.

- Three-year Average Performance Net Income Return on Equity for the 2015-2017 performance cycle was 12.2%, compared to our reported Adjusted Net Income return on equity[*] of 13.4%, 10.4% and 11.6% for the three years ended 2017, 2016, and 2015, respectively, and the three-year average of 11.8%. The primary adjustments relate to underwriting loss of the Discontinued Lines and Coverages segment, restructuring and related charges, net effects of acquiring business, and employee share-based accounting tax benefit.

PERFORMANCE STOCK AWARD PERFORMANCE MEASURES FOR THE 2016-2018, 2017-2019 AND 2018-2020 PERFORMANCE CYCLES

- *Three-Year Average Performance Net Income Return on Equity (measure weighted at 70%):* These cycles are calculated in a similar manner to the 2015-2017 cycle as disclosed above, but are adjusted to reflect the foreign exchange rate used in establishing the measure (in place of actual foreign currency translation) for any period if the Total Premiums measure for the Annual Incentive Plan is adjusted for foreign exchange rates. For the 2018-2020 performance cycle, average common shareholders' equity will also be adjusted to remove the impact of

other significant non-recurring, infrequent or unusual items in excess of a threshold and parent holding company level deployable assets in excess of $1 billion.

- *Earned Book Value (measure weighted at 30%):* Earned Book Value is the increase between common shareholders' equity at December 31 of the year-end immediately preceding the three-year period and adjusted common shareholders' equity at December 31 of the last year of the three-year period expressed as a compound annual growth rate.

Adjusted common shareholders' equity is equal to common shareholders' equity at December 31 of the last year of the three-year period adjusted to:

- Add back reductions for common share repurchases and declared common shareholder dividends during the three-year period.

- Remove the impact of other significant non-recurring, infrequent or unusual items in excess of a threshold.

- Reflect a minimum or maximum amount of after-tax catastrophe losses if the actual after-tax catastrophe losses are more or less than +/- 20% respectively of the three years of catastrophe losses used to establish the measure.

- Be consistent with the financial reporting used in establishing the measure.

- Exclude the effects of acquiring and selling businesses.

- Reflect the foreign exchange rate used in establishing the measure (in place of actual foreign currency translation) for any period if the Total Premiums measure for the Annual Incentive Plan is adjusted for foreign exchange rates.

CEO Pay Ratio

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are providing information about the relationship of the annual total compensation of our employees to the annual total compensation of Mr. Wilson, our Chief Executive Officer ("CEO"). This pay ratio is a reasonable estimate calculated in a manner consistent with the final SEC rules.

For 2017,

- the annual total compensation of our median employee was $81,573; and

- the annual total compensation of our CEO, as reported in the Summary Compensation Table in this Proxy Statement, was $18,757,329.

- The ratio of the annual total compensation of Mr. Wilson to our median employee was 230:1.

As required by SEC rules, the annual total compensation for both the CEO and median employee includes the change in pension value during the year. The change in pension value is subject to several external variables, including interest rates, that are not related to company or individual performance and may differ significantly based on the formula under which the benefits were earned. If we eliminated the change in pension value from our median employee and CEO's total compensation, our CEO to median employee pay ratio would have been 294:1.

We also note that, in contrast to the compensation of the median employee, a significant portion of our CEO's compensation is tied to company performance. If we were to calculate the ratio using Mr. Wilson's target annual cash incentive (as opposed to the actual cash incentive award paid to him based on 2017 company performance), our CEO to median employee pay ratio would have been 193:1.

To calculate the ratio, we used the following methodology and material assumptions, adjustments, and estimates:

- ☑ We selected October 2, 2017, which is within the last three months of 2017 as permitted by SEC rules, as the determination date because it enabled us sufficient time to calculate the ratio.

- ☑ As of October 2, 2017, our U.S. and non-U.S. employee population consisted of 44,432 full-time, part-time, seasonal and temporary employees.

- ☑ In determining the employee population to be used to calculate the compensation of the median employee, we included employees in all countries except for 2,155 employees in the United Kingdom, who represented less than 5% of our total employees, as permitted under the applicable SEC de minimis rule. As a result, the employee population that we used for purposes of determining the compensation of our median employee was 42,277.

- ☑ We excluded our agent population since they are not employees of Allstate or its subsidiaries.

- ☑ We selected total cash (base salary plus incentive compensation) as the most appropriate and consistently applied compensation measure to determine the median worker since we do not widely distribute equity awards.

- ☑ We measured compensation for our employees using a nine-month look-back period ending September 30, 2017.

- ☑ Permanent employees who were hired in 2017, but did not work for the entire period, had their compensation adjusted as if they were employed for the entire nine-month period.

- ☑ For employees outside of the United States, we use a year-to-date average of January 1, 2017, through September 30, 2017, for each of the exchange rates.

- ☑ After identifying the median worker based on total cash compensation, we calculated annual total compensation for that person using the same methodology we use for our named executives in the Summary Compensation Table in this Proxy Statement.

- ☑ As noted above, the median employee's annual total compensation was $81,573. The median employee was a U.S. claims employee with total cash compensation of $56,410, a change in pension value of $23,575, and other compensation in the amount of $1,588. The change in pension value is high in comparison to total cash compensation as a result of the median employee earning pension benefits under the final average pay formula until December 31, 2013. Approximately 30% of the pension-eligible Allstate employees in the U.S., including the CEO, earned pension benefits under the final average pay formula prior to 2014.

The SEC rules for identifying the median of our employees and calculating the pay ratio allow companies to use a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect a company's employee populations and compensation practices. For that reason, the pay ratio reported by other companies may not be comparable to the pay ratio reported above. Neither the Compensation and Succession Committee nor management of the company used the pay ratio measure in making compensation decisions.

AUDIT COMMITTEE MATTERS

PROPOSAL	Ratification of Deloitte & Touche LLP as the Independent Registered Public Accountant for 2018

3

☑ **The Board recommends a vote FOR ratification of Deloitte & Touche LLP for 2018.**

- Independent firm with few ancillary services and reasonable fees.
- Significant industry and financial reporting expertise.
- The audit committee annually evaluates Deloitte & Touche LLP and determined that its retention continues to be in the best interests of Allstate and its stockholders.

The audit committee has established strong practices to evaluate the qualifications, compensation, performance, and independence of the independent registered public accountant both on an ongoing basis throughout the year and through the completion of an annual evaluation. Additional information regarding the audit committee's duties and responsibilities is available in the committee's charter located under the Governance section of Allstate's investor relations website at www.allstateinvestors.com. Deloitte & Touche LLP has been Allstate's independent registered public accountant since Allstate became a publicly traded entity in 1993.

As a starting point for the annual evaluation, a survey is administered by a Deloitte & Touche LLP partner who is not affiliated with the Allstate account and by a risk or internal audit executive. The survey assesses Allstate's general satisfaction with the quality and efficiency of the services provided. Results are reported to the audit committee for its discussion and analysis.

In addition, the audit committee reviews and discusses the results of the firm's reports on its quality controls and external assessments, including results of inspections conducted by the Public Company Accounting Oversight Board (PCAOB).

Rotation of the independent registered public accounting firm is explicitly considered each year by the committee in addition to the regular mandated rotation of audit partners.

The audit committee has adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided by the independent registered public accountant. The policy identifies the basic principles that must be considered by the audit committee in approving services to ensure that the registered public accountant's independence is not impaired, describes the type of audit, audit-related, tax and other services that may be provided, and lists the non-audit services that may not be performed. The independent registered public accountant or management will submit to the audit committee detailed schedules with all of the proposed services within each category, together with the estimated fees. Each specific service will require approval before service can begin.

Prior to requesting approval from the audit committee, the registered public accountant and management consider and conclude that the services are permissible in that they: (1) do not place the registered public accountant in the position of auditing their own work, (2) do not result in the registered public accountant's personnel acting as management or an employee of Allstate, (3) do not place the registered public accountant in a position of being an advocate for Allstate, (4) do not create a mutual or conflicting interest between the registered public accountant and Allstate and (5) are not based on a contingent fee arrangement. The audit committee's policy delegates to the chair the authority to grant approvals, but the decisions of the chair must be reported to the audit committee at its next regularly scheduled meeting. All services provided by Deloitte & Touche LLP in 2016 and 2017 were approved in accordance with this pre-approval policy.

Based on the results of the annual evaluation, the audit committee has appointed Deloitte & Touche LLP as Allstate's independent registered public accountant for 2018. The factors considered by the audit committee include:

- Focus on independence, objectivity, and professional skepticism;

- Insurance and technical expertise and capability in handling the breadth and complexity of Allstate's operations and industry;

- Professionalism and responsiveness;

- Sharing industry insights, trends, and latest practices;

- Quality and efficiency of the work performed;

- Quality of discussions and feedback sessions;

- External data on audit quality and performance, including the results from the PCAOB; and

- Reasonableness of fees.

The audit committee and the Board believe it is in the best interests of Allstate and its stockholders to continue to retain Deloitte & Touche LLP as Allstate's independent registered public accountant. The committee and its chair approve the selection of Deloitte & Touche LLP's lead engagement partner.

The audit committee oversees and is ultimately responsible for the negotiation of audit fees associated with the retention of Deloitte & Touche LLP. The following fees have been, or are anticipated to be, billed by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates, for professional services rendered to Allstate for the fiscal years ending December 31, 2016, and December 31, 2017.

	2016[5]	2017
Audit fees[1]	$10,164,000	$10,694,000
Audit-related fees[2]	$700,000	$740,000
Tax fees[3]	$106,000	$308,000
All other fees[4]	$95,000	$13,000
Total fees	$11,065,000	$11,755,000

[1] Fees for audits of annual financial statements, reviews of quarterly financial statements, statutory audits, attest services, comfort letters, consents, and review of documents filed with the Securities and Exchange Commission. The amount disclosed does not reflect reimbursements expected to be received for certain separate account audit fees from the managing entity in the amounts of $179,000 and $165,000 for 2016 and 2017, respectively.

[2] Audit-related fees relate to professional services, such as accounting consultations relating to new accounting standards and audits, service audit reports and other attest services for non-consolidated affiliates (i.e., employee benefit plans, various trusts, etc.) and are set forth below.

	2016	2017
Audits and other attest services for non-consolidated entities	$345,000	$346,000
Other audit-related fees	$355,000	$394,000
Total audit-related fees	$700,000	$740,000

[3] Tax fees include income tax return preparation, compliance assistance, tax studies and research, and international tax planning.

[4] "All other fees" includes all fees paid that are not audit, audit-related, or tax services. In 2016, these fees relate to advisory services.

[5] Fees for 2016 have been reallocated between audit and audit-related fees to account for additional 2016 work completed after the proxy.

Representatives of Deloitte & Touche LLP will be present at the 2018 annual meeting to respond to questions and may make a statement if they choose. If stockholders fail to ratify the appointment, the audit committee will reconsider the appointment, but no assurance can be given that the audit committee will change the appointment.

Audit Committee Report

Deloitte & Touche LLP (Deloitte) was Allstate's independent registered public accountant for the year ended December 31, 2017.

The audit committee reviewed and discussed with management the audited financial statements for the fiscal year ended December 31, 2017.

The committee discussed with Deloitte the matters required to be discussed by Auditing Standard No. 1301, as adopted by the Public Company Accounting Oversight Board. The committee received the written disclosures and letter from Deloitte that is required by applicable requirements of the Public Company

Accounting Oversight Board regarding Deloitte's communications with the committee concerning independence and has discussed with Deloitte its independence.

Based on these reviews and discussions and other information considered by the committee in its judgment, the committee recommended to the Board of Directors that the audited financial statements be included in Allstate's annual report on Form 10-K for the fiscal year ended December 31, 2017, for filing with the Securities and Exchange Commission, and furnished to stockholders with this Notice of Annual Meeting and Proxy Statement.

Mary Alice Taylor (Chair)   Kermit R. Crawford   Michael L. Eskew   Siddharth N. Mehta

STOCKHOLDER PROPOSALS

PROPOSAL

4

Stockholder Proposal on Independent Board Chairman

❌ **The Board recommends a vote** AGAINST **this proposal.**

- Allstate's independent lead director provides meaningful independent leadership of the Board.
- Allstate's independent lead director is selected through a robust process, and her performance is evaluated annually.
- The Board should continue to have flexibility to determine whether to split or combine the Chair and CEO roles and not be required to utilize one approach.
- The Board has split the roles of Chair and CEO in the past.
- The lead director is just one of many structural safeguards that provide effective independent oversight of Allstate.

Mr. Kenneth Steiner, 14 Stoner Ave., 2M, Great Neck, NY 11021, beneficial owner of no less than 300 shares of Allstate common stock as of December 5, 2017, intends to propose the following resolution at the annual meeting.

Shareholders request our Board of Directors to adopt as policy, and amend our governing documents as necessary, to require henceforth that the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. The Board would have the discretion to phase in this policy for the next CEO transition, implemented so it does not violate any existing agreement.

If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chairman. This proposal requests that all the necessary steps be taken to accomplish the above.

Caterpillar is an example of a company recently changing course and naming an independent board chairman. Caterpillar had strongly opposed a shareholder proposal for an independent board chairman as recently as its 2016 annual meeting. Wells Fargo also changed course and named an independent board chairman in 2016.

It was reported that 53% of the Standard & Poors 1,500 firms separate these 2 positions (2015 report): Chairman and CEO. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix.

This proposal topic also won impressive 47%-support at our 2016 annual meeting. This 47%-support would have been higher (perhaps 51%) if small shareholders had the same access to corporate governance information as large shareholders.

Extra consideration could be given to this proposal since our Lead Director, Judith Sprieser lacked an important attribute. Ms. Sprieser had 18-years long tenure. Long-tenure can impair the independence of a director — no matter how well qualified. Independence is a highly valuable attribute in a director —especially in a Lead Director who has additional responsibilities in the oversight of our CEO.

An independent chairman would have the time to improve the qualifications and commitment of our directors. For instance the following 4 directors had almost zero "skin in the game" since they owned zero stock or almost zero stock:

Judith Sprieser
Jacques Perold
Michael Eskew
Siddharth Mehta

This is compounded by the fact that Allstate pays these directors $250,000 each for perhaps 250 hours of work in a year. This is further compounded by the fact that Ms. Sprieser had collected Allstate director pay for 18-years. In its response to this proposal management can let us know the total director pay that Allstate has given to Ms. Sprieser in 18-years.

Plus these 4 directors controlled 5 positions on our most important board committees and Ms. Sprieser was our Lead Director. Serious consideration should be given to whether a director who owns zero stock can serve on an important board committee or as a Lead Director.

Please vote to enhance the oversight of our CEO:

Independent Board Chairman – Proposal 4

Board of Directors' Statement in Opposition to the Stockholder Proposal on Independent Board Chairman

The Board recommends that stockholders vote `AGAINST` **this proposal for the following reasons:**

ALLSTATE'S INDEPENDENT LEAD DIRECTOR PROVIDES MEANINGFUL INDEPENDENT LEADERSHIP OF THE BOARD.

- **The powers of the lead director and committee chairs were formalized and expanded in 2016 as a result of stockholder dialogue. For a more detailed description of our lead director role, see page 19.**

- Our lead director is selected after a comprehensive annual process and has well-defined and substantive responsibilities:

  - Is elected solely by independent members of the Board;

  - Has authority to call meetings of the independent members of the Board;

  - Approves Board meeting agendas, schedules and information provided to the Board;

  - Facilitates and communicates the Board's performance evaluation of the CEO and Chair;

- Facilitates the evaluation of Board and director performance;

- Ensures implementation of the Board committee self-evaluation process and reports to the Board, and provides guidance to Committee chairs, as needed;

- Facilitates the Chair and CEO succession process;

- Presides at all Board meetings at which the Chair is not present and at all executive sessions; and

- Communicates with significant stockholders and other stakeholders on matters involving broad corporate policies and practices, when appropriate.

ALLSTATE'S INDEPENDENT LEAD DIRECTOR IS SELECTED THROUGH A ROBUST PROCESS, AND HER PERFORMANCE IS EVALUATED ANNUALLY.

- Each year, the nominating and governance committee recommends a director to the independent members of the Board to serve as the independent lead director. The lead director is elected annually by the independent directors but is generally expected to serve for more than one year.

- The lead director's performance is assessed annually; as part of that review, the nominating and governance committee evaluates the criteria for nominees for the lead director role and assesses any needed changes. In selecting the lead director, the independent directors consider market, operational, and governance issues facing Allstate. They consider relevant leadership, operational and corporate

governance experience, relationships with the other Board members and external commitments. In addition, the lead director is expected to have a thorough understanding of the company's business operations and history.

- Contrary to what the proponent states, each of Allstate's directors has "skin in the game." The restricted stock units held by each director at the end of 2017 are listed on page 29. As shown on that table, each of our directors has a substantial economic interest valued between $118,000 and $4,400,000 based on the closing price of Allstate's common stock of $104.71 on December 29, 2017.

THE BOARD SHOULD CONTINUE TO HAVE FLEXIBILITY TO DETERMINE WHETHER TO SPLIT OR COMBINE THE CHAIR AND CEO ROLES AND NOT BE REQUIRED TO UTILIZE ONE APPROACH.

- The Board believes it is important to maintain the flexibility to choose whether to split the Board Chair and CEO roles at Allstate. Requiring a split of the roles would reduce the Board's ability to act in the best interests of the Company as the needs of the Board and the Company change over time.

- According to a survey by a major corporate governance firm in 2017, only 12% of the S&P 100 companies **REQUIRE** the separation of the roles. Most boards believe it is beneficial to have flexibility in determining whether to split or combine the roles.

- At present, the independent directors have determined Allstate is well-served by having both Chair and CEO roles performed by Mr. Wilson, who provides excellent leadership and direction for both management and the Board. Given his extensive Company knowledge and his ability to effectively fulfill both roles simultaneously, he is uniquely qualified to lead discussions of the Board and is in the best position to facilitate the flow of business information and communications.

THE BOARD HAS SPLIT THE ROLES OF CHAIR AND CEO IN THE PAST.

- Allstate's Board previously and effectively used the flexibility to separate the role of Chair and CEO. The Board split the roles of Chair and CEO in 2007 during a leadership transition. When Thomas Wilson replaced Edward Liddy as CEO, the Board determined that Mr. Liddy should remain Chair. Mr. Liddy retired in 2008 and the Board decided to elect Mr. Wilson to serve as Chair while retaining his role as CEO.

- The practice of splitting the roles during leadership transitions so that a company's former CEO can continue to provide perspective to a new CEO is common among companies. According to a study by a leading global advisory firm, published in January 2017, 37% of stand-alone board chairs of *Fortune* 500 companies previously served as CEO of the same company.

THE LEAD DIRECTOR IS JUST ONE OF MANY STRUCTURAL SAFEGUARDS THAT PROVIDE EFFECTIVE INDEPENDENT OVERSIGHT OF ALLSTATE.

- In addition to the strong role of our independent lead director, the Board has policies and practices that support a balanced and strong governance system, including:

  - All of Allstate's Board members are independent within the meaning of applicable laws, with the exception of the CEO;

  - All members of each of the key Board committees (the audit, compensation and succession, nominating and governance, and risk and return committees) are independent; and

  - The committee chairs' responsibilities were proactively enhanced to include the power to approve committee agendas and meeting materials.

- Each committee operates under a written charter that has been approved by the Board and that details the oversight of key matters, such as the integrity of Allstate's financial statements, executive compensation, CEO performance, nomination of directors, evaluation of the Board, and risk and return management;

- The Board performs a formal annual evaluation of the Chair and CEO in an executive session; and

- All key Board committees have access to and utilize independent external advisors.

PROPOSAL 5

Stockholder Proposal on Reporting Political Contributions

⊗ The Board recommends a vote AGAINST this proposal.

- Allstate already provides stockholders with comprehensive disclosures on Allstate's involvement in the public policy arena (found at www.allstatesustainability.com).
- Allstate's Board has strong governance and oversight practices over the Company's public policy involvement.
- Allstate surpasses all disclosure requirements pertaining to political contributions under federal, state, and local laws.

The International Brotherhood of Teamsters, 25 Louisiana Avenue, NW, Washington, D.C. 20001, beneficial owners of no less than 64 shares of Allstate common stock as of December 11, 2017, intends to propose the following resolution at the annual meeting.

Resolved, that the shareholders of Allstate Corporation ("Allstate" or "Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:

1. Policies and procedures for making, with corporate funds or assets, contributions and expenditures (direct or indirect) to (a) participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, or (b) influence the general public, or any segment thereof, with respect to an election or referendum.
2. Monetary and non-monetary contributions and expenditures (direct and indirect) used in the manner described in section 1 above, including:

   a. The identity of the recipient as well as the amount paid to each; and
   b. The title(s) of the person(s) in the Company responsible for decision making.

The report shall be presented to the board of directors or relevant board committee and posted on the Company's website within 12 months from the date of the annual meeting. This proposal does not encompass lobbying spending.

Supporting Statement: As long-term shareholders of Allstate, we support transparency and accountability in corporate political spending. This includes any activity considered intervention in a political campaign under the Internal Revenue Code, such as direct and indirect contributions to political candidates, parties, or organizations, and independent expenditures or electioneering communications on behalf of federal, state, or local candidates.

Disclosure is in the best interest of the company and its shareholders. The Supreme Court recognized this in *Citizens United*: "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages."

Publicly available records show Allstate has contributed at least $4.4 million in corporate funds to state and local parties and candidates, and 527 political committees, since 2010. (CQ: moneyline.cq.com and National Institute on Money in State Politics: www.followthemoney.org)

However, relying on publicly available data does not provide a complete picture of the Company's political spending. For example, indirect contributions through trade associations are not publicly available. And while the Company discloses its aggregate payments to political entities and trade associations, it provides little detail about which candidates and entities are receiving company money. This proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax-exempt organizations, which may be used for political purposes. This would bring our Company in line with a growing number of leading companies, including Unum Group, AIG, and Capital One, which present this information on their websites. The Company's board and shareholders need comprehensive disclosure to fully evaluate the political use of corporate assets. We urge your support for this critical governance reform.

Board of Directors' Statement in Opposition to the Stockholder Proposal on Reporting Political Contributions

The Board recommends that stockholders vote AGAINST **this proposal for the following reasons:**

ALLSTATE ALREADY PROVIDES STOCKHOLDERS WITH COMPREHENSIVE DISCLOSURES ON ALLSTATE'S INVOLVEMENT IN THE PUBLIC POLICY ARENA (FOUND AT WWW.ALLSTATESUSTAINABILITY.COM).

- Allstate issues an annual Corporate Involvement in Public Policy report, which provides a comprehensive discussion of Allstate's activities. The report describes the Board's process for overseeing expenditures, the strategic and business rationale for expenditures, total amounts contributed by category (including non-deductible amounts for certain lobbying activities and to political candidates and organizations), those involved in the decision-making process, and the major organizations supported.

- The proponent seeks additional disclosure of line-item expenditures to each recipient, which is not necessary or relevant to the governance of Allstate.

- Investors have indicated strong support for Allstate's current political contribution disclosures.

ALLSTATE'S BOARD HAS STRONG GOVERNANCE AND OVERSIGHT PRACTICES OVER THE COMPANY'S PUBLIC POLICY INVOLVEMENT.

- The specific deployment of corporate resources in the public policy arena is presented formally to the Board each year. Our Corporate Governance Guidelines address the Board's annual review and our involvement in the public policy arena and can be found at www.allstateinvestors.com.

- We expanded the discussion of Allstate's oversight over political spending in the 2016 report and accelerated its availability to stockholders prior to the 2017 annual meeting. Subject matter experts within Allstate make recommendations with respect to which organizations and candidates to support financially, and members of Allstate's government and industry relations group consult with members of senior management to make the ultimate determinations.

ALLSTATE SURPASSES ALL DISCLOSURE REQUIREMENTS PERTAINING TO POLITICAL CONTRIBUTIONS UNDER FEDERAL, STATE, AND LOCAL LAWS.

- Allstate complies with all public disclosure laws at the federal, state, and local levels.

- Allstate maintains internal guidelines and procedures to ensure that the Company's public policy efforts remain consistent with its strategy and the long-term interests of our stockholders, employees, agencies, and customers. For example, we use our industry expertise in formulating public policy solutions that help mitigate weather-related risks and reduce the likelihood and severity of property loss for customers.

- The proposal would impose requirements on Allstate that are not dictated by law and are not standard among other companies.

Stockholder Proposals or Director Nominations for the 2019 Annual Meeting

Proposals that stockholders would like to include in Allstate's proxy materials for presentation at the 2019 annual meeting of stockholders must be received by the Office of the Secretary by November 28, 2018, and must otherwise comply with Securities and Exchange Commission rules in order to be eligible for inclusion in the proxy material for the 2019 annual meeting.

If a stockholder would like to bring a matter before the meeting which is not the subject of a proposal that meets the Securities and Exchange Commission proxy rule requirements for inclusion in the proxy statement, the stockholder must follow procedures in Allstate's bylaws in order to personally present the proposal at the meeting.

One of the procedural requirements in the bylaws is timely notice in writing of the business the stockholder proposes to bring before the meeting. Notice of business proposed to be brought before the 2019 annual meeting must be received by the Office of the Secretary no earlier than the close of business on January 11, 2019, and no later than the close of business on February 10, 2019. Among other things, the notice must describe the business proposed to be brought before the meeting, the reasons for conducting the business at the meeting, and any material interest of the stockholder in the business.

A stockholder also may directly nominate someone for election as a director at a stockholders' meeting. Under our bylaws, a stockholder may nominate a candidate at the 2019 annual meeting by providing advance notice to Allstate to the Office of the Secretary that is received no earlier than the close of business on January 11, 2019, and no later than the close of business on February 10, 2019. For proxy access nominees to be considered at the 2019 annual meeting, the nomination notice must be received by the Office of the Secretary no earlier than the close of business on October 29, 2018, and no later than the close of business on November 28, 2018. Among other things, the notice must include the information and documents described in Section 20 of the company's bylaws.

A copy of the procedures and requirements related to the above matters is available upon request from the Office of the Secretary or can be found on Allstate's website, allstateinvestors.com. The notices required above must be sent to the Office of the Secretary, The Allstate Corporation, 2775 Sanders Road, Suite F7, Northbrook, Illinois 60062-6127.

STOCK OWNERSHIP INFORMATION

Security Ownership of Directors and Executive Officers

The following table shows the Allstate common shares beneficially owned as of March 1, 2018, by each director and named executive individually, and by all executive officers and directors of Allstate as a group. Shares reported as beneficially owned include shares held indirectly through the Allstate 401(k) Savings Plan and other shares held indirectly. It also includes shares subject to stock options exercisable, and restricted stock units subject to conversion into common shares, within sixty days of March 1. As of March 1, 2018, none of these shares were pledged as security.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership of Allstate Common Stock[1]	Common Stock Subject to Options Exercisable on or prior to April 29, 2018[1]	Restricted Stock Units[1][2]	Total Stock-Based Ownership[1][3]
Kermit R. Crawford	1,000	0	13,066	14,066
Michael L. Eskew	190	0	6,180	6,370
Margaret M. Keane	149	0	617	766
Siddharth N. Mehta	0	0	9,544	9,544
Jacques P. Perold[4]	35	0	5,190	5,225
Andrea Redmond	4,000	0	24,530	28,530
John W. Rowe	6,025	0	17,687	23,712
Gregg M. Sherrill	0	0	1,125	1,125
Judith A. Sprieser	0	0	34,196	34,196
Mary Alice Taylor	13,048	4,000	34,196	51,244
Perry M. Traquina	777	0	1,783	2,560
Thomas J. Wilson[4]	612,730	2,138,705	0	2,751,435
Steven E. Shebik	109,185	371,713	0	480,898
Don Civgin	124,673	256,677	0	381,350
John Dugenske	57	19,180	0	19,237
Matthew E. Winter[5]	147,345	409,118	0	556,463
All directors and executive officers as a group (24 total)	1,156,017	3,751,878	150,325	5,058,220

[1] As of March 1, 2018, no director or executive officer beneficially owned 1% or more of the outstanding common stock of Allstate. The directors and executive officers of Allstate as a group beneficially owned (including common stock subject to stock options exercisable and restricted stock units for which restrictions expire on or prior to April 29, 2018) approximately 1.4% of the common stock outstanding as of March 1, 2018.

[2] All non-employee directors hold restricted stock units granted under Allstate's equity compensation plans for non-employee directors. This column lists those restricted stock units that would be distributed to directors in the form of shares of common stock within 60 days if any of them were to have retired as a director on March 1, 2018. In addition, some directors hold additional restricted stock units which are not reflected in the table above because common stock would not be distributed to directors until at least one year, and in some cases, as many as ten years, following his or her retirement as a director. For more information regarding the restricted stock units held by each director at the end of 2017, please see the details on page 29.

[3] These amounts are the sum of the number of shares shown in the prior columns.

[4] Mr. Perold's common shares are held indirectly by trust. The shares held by Mr. Wilson include shares owned indirectly through a grantor retained annuity trust and a remainder grantor retained annuity trust.

[5] Mr. Winter retired effective February 23, 2018.

Security Ownership of Certain Beneficial Owners

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	BlackRock Inc. 55 East 52nd Street New York, NY 10055	26,955,890[1]	7.5%
Common	The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355	24,334,379[2]	6.92%

[1] Reflects shares beneficially owned as of December 31, 2017, as set forth in a schedule 13G/A filed on January 29, 2018. Of these shares, BlackRock reported it held 23,019,052 shares with sole voting power; 0 shares with shared voting power; 26,955,890 shares with sole dispositive power; and 0 shares with shared dispositive power. BlackRock also manages approximately $3.6 billion of Allstate's investment portfolio as of December 31, 2017, under various investment management agreements and has licensed to Allstate an investment technology software system widely used by investors. The terms of these arrangements are customary and the aggregate related fees are not material.

[2] Reflects shares beneficially owned as of December 31, 2017, as set forth in a schedule 13G/A filed on February 12, 2018. Of these shares, The Vanguard Group reported it held 508,467 shares with sole voting power; 102,089 shares with shared voting power; 24,334,379 with sole dispositive power; and 597,870 shares with shared dispositive power.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires Allstate's executive officers, directors, and persons who beneficially own more than 10% of Allstate's common stock to file reports of securities ownership and changes in such ownership with the Securities and Exchange Commission.

Based upon a review of copies of such reports, or written representations that all such reports were timely filed, Allstate believes that each of its executive officers and directors complied with all Section 16(a) filing requirements applicable to them during 2017.

OTHER INFORMATION

Proxy and Voting Information

Who is asking for my vote and why?

The Allstate Board of Directors is soliciting proxies for use at the annual meeting of stockholders to be held on May 11, 2018, and any adjournments or postponements of the meeting. The annual meeting will be held only if there is a quorum, which means that a majority of the outstanding common stock entitled to vote is represented at the meeting by proxy or in person. To ensure there will be a quorum, the Allstate Board asks you to vote before the meeting, which allows your Allstate stock to be represented at the annual meeting.

Who can vote at the annual meeting?

The Allstate Board has set the close of business on March 13, 2018, as the record date for the meeting. This means that you are entitled to vote if you were a stockholder of record at the close of business on March 13, 2018. On that date, there were 353,139,462 shares of Allstate common stock outstanding and entitled to vote at the annual meeting.

Why did I receive a notice of Internet availability of proxy materials instead of the proxy materials?

We distribute our proxy materials to certain stockholders over the Internet using "Notice and Access" delivery, as permitted by the rules of the Securities and Exchange Commission. We elected to use this method for certain stockholders as it reduces our print and mail costs and the environmental impact of our annual stockholders' meeting.

How do I vote?

Instructions on how to vote your shares are included on the Notice on page 4. If you hold shares in your own name as a registered stockholder, you may vote in person by attending the annual meeting, or you may instruct the proxies how to vote your shares by following the instructions on the proxy card/voting instruction form. **If you plan to attend the meeting in person, please see the details on pages 81-82.**

If you hold shares in street name (that is, through a broker, bank, or other record holder), you should follow the instructions provided by your broker, bank, or other record holder to vote your shares.

If you hold shares through the Allstate 401(k) Savings Plan, please see the instructions on page 82.

Can I change my vote?

Before your shares have been voted at the annual meeting by the proxies, you may change or revoke your voting instructions by providing instructions again by telephone, by Internet, in writing, or, if you are a registered stockholder, by voting in person at the annual meeting.

Are the votes kept confidential?

All proxies, ballots, and tabulations that identify the vote of a particular stockholder are confidential, except as necessary to allow the inspector of election to certify the voting results or to meet certain legal requirements. A representative of American Election Services, LLC will act as the inspector of election and will count the votes. The representative is independent of Allstate and its directors, officers, and employees.

If you write a comment on your proxy card, voting instruction form, or ballot, it may be provided to our Secretary along with your name and address.

Your comments will be provided without reference to how you voted, unless the vote is mentioned in your comment or unless disclosure of the vote is necessary to understand your comment. At our request, the distribution agent or the solicitation agent will provide us with periodic status reports on the aggregate vote. These status reports may include a list of stockholders who have not voted and breakdowns of vote totals by different types of stockholders, as long as we are not able to determine how a particular stockholder voted.

What happens if I submit a signed proxy card but do not indicate how I want to vote?

You may instruct the proxies to vote "FOR" or "AGAINST" on each proposal, or you may instruct the proxies to "ABSTAIN" from voting. If you submit a signed proxy card/voting instruction form to allow your shares to be represented at the annual meeting but do not indicate how your shares should be voted on one or more proposals, then the proxies will vote your shares as the Board of Directors recommends on those proposals. Other than the proposals listed on pages 5-8, we do not know of any other matters to be presented at the meeting. If any other matters are properly presented at the meeting, the proxies may vote your shares in accordance with their best judgment.

What vote is needed to approve each item?

Shares of common stock represented by a properly completed proxy card/voting instruction form will be counted as present at the meeting for purposes of determining a quorum, even if the stockholder is abstaining from voting.

Proposal 1. To be elected under Allstate's majority vote standard, each director must receive an affirmative vote of the majority of the votes cast. In other words, the number of shares voted "For" a director must exceed 50% of the votes cast on that director. Abstentions will not be counted as votes cast and will have no impact on the vote's outcome.

Proposals 2 – 5. A majority of the shares present in person or represented by proxy at the meeting and entitled to vote must be voted "For" the proposal. **Abstentions will have the effect of a vote against the proposal.**

Are broker non-votes counted at the meeting?

Brokers and banks have discretionary authority to vote shares in the absence of instructions on matters the New York Stock Exchange considers "routine," such as the ratification of the appointment of the auditors. They do not have discretionary authority to vote shares in the absence of instructions on "non-routine" matters, such as the election of directors, say-on-pay, or the stockholder proposals. Broker non-votes will not be counted as shares entitled to vote on any of the foregoing matters and will have no impact on the vote's outcome.

What is "householding" and how does it affect me?

Allstate has adopted the "householding" procedure approved by the SEC, which allows us to deliver one set of documents to a household of stockholders instead of delivering a set to each stockholder in a household, unless we have been instructed otherwise. This procedure is more environmentally friendly and cost-effective because it reduces the number of copies to be printed and mailed. Stockholders who receive proxy materials in paper form will continue to receive separate proxy cards/voting instruction forms to vote their shares. Stockholders who receive the Notice of Internet Availability of Proxy Materials will receive instructions on submitting their proxy cards/voting instruction form via the Internet.

If you would like to change your householding election, request that a single copy of the proxy materials be sent to your address, or request a separate copy of the proxy materials, please contact our distribution agent, Broadridge Financial Solutions, by calling (866) 540-7095 or by writing to Broadridge Householding Department, 51 Mercedes Way, Edgewood, NY 11717. We will promptly deliver the proxy materials to you upon receipt of your request. If you hold your shares in street name, please contact your bank, broker, or other record holder to request information about householding.

If you receive more than one proxy card/voting instruction form, your shares probably are registered in more than one account or you may hold shares both as a registered stockholder and through the Allstate 401(k) Savings Plan. You should vote each proxy card/voting instruction form you receive.

How do I attend the annual meeting?

If you plan to attend the meeting, you must be a holder of Allstate shares as of the record date of March 13, 2018. We encourage you to request an admission ticket in advance. You may request admission tickets by visiting www.proxyvote.com and following the instructions provided or calling 1-888-247-6053. You will need your proxy card, voting instruction form, or notice of Internet availability with you when you request the ticket.

At the entrance to the meeting, we will request to see your admission ticket and valid photo identification, such as a driver's license or passport.

If you do not request an admission ticket in advance, we will request to see your photo identification at the entrance to the meeting. We will then confirm your common stock ownership on the record date by:

- **For registered stockholders:** verifying your name and stock ownership against our list of registered stockholders.

- **For beneficial or street name stockholders** (those holding shares through a broker, bank or other record holder): asking to review evidence of your stock ownership as of March 13, 2018, such as your brokerage statement. **You must bring such evidence with you in order to be admitted to the meeting**.

If you are acting as a proxy, we will need to review a valid written legal proxy signed by the owner of the common stock granting you the required authority to vote the owner's shares.

Where can I find the results of the annual meeting?

Preliminary results will be announced at the meeting and final results will be reported in a current report on Form 8-K, which is expected to be filed with the SEC within four business days after the meeting.

Who will pay the cost of this proxy solicitation?

Allstate pays the cost of this proxy solicitation. Officers and other employees of Allstate and its subsidiaries may solicit proxies by mail, personal interview, telephone, facsimile, electronic means, or via the Internet. None of these individuals will receive special compensation for soliciting votes, which will be performed in addition to their regular duties, and some of them may not necessarily solicit proxies. Allstate also has made arrangements with brokerage firms, banks, record holders, and other fiduciaries to forward proxy solicitation materials to the beneficial owners of shares they hold on your behalf. Allstate will reimburse these intermediaries for reasonable out-of-pocket expenses. Georgeson LLC, 1290 Avenue of the Americas, 9th Floor, New York, NY 10104 has been retained to assist in the solicitation of proxies for a fee of $16,500 plus expenses.

How do I vote if I hold shares through the 401(k) Savings Plan?

If you hold Allstate common shares through the Allstate 401(k) Savings Plan, your proxy card/voting instruction form for those shares will instruct the plan trustee how to vote those shares. If you received your annual meeting materials electronically, and you hold Allstate common shares both through the plan and also directly as a registered stockholder, the voting instructions you provide electronically will be applied to both your plan shares and your registered shares. If you return a signed proxy card/voting instruction form or vote by telephone or the Internet on a timely basis, the trustee will follow your voting instructions for all Allstate common shares allocated to your plan account unless that would be inconsistent with the trustee's duties.

If your voting instructions are not received on a timely basis, the shares allocated to your plan account will be considered "unvoted." If you return a signed proxy card/ voting instruction form but do not indicate how your shares should be voted on a given matter, the shares represented by your proxy card/voting instruction form will be voted as the Board of Directors recommends. **The trustee will vote all unvoted shares and all unallocated shares held by the plan as follows:**

- If the trustee receives instructions (through voting instruction forms or through telephonic or Internet instruction) on a timely basis for at least 50% of the votable allocated shares in the plan, then it will vote all unvoted shares and unallocated shares in the same proportion and in the same manner as the shares for which timely instructions have been received, unless to do so would be inconsistent with the trustee's duties.

- If the trustee receives instructions for less than 50% of the votable allocated shares, the trustee will vote all unvoted and unallocated shares in its sole discretion. However, the trustee will not use its discretionary authority to vote on adjournment of the meeting in order to solicit further proxies.

Plan votes receive the same high level of confidentiality as all other votes. You may not vote the shares allocated to your plan account by voting in person at the meeting. You must instruct The Northern Trust Company, as trustee for the plan, how to vote your shares.

By order of the Board,

Susan L. Lees

Susan L. Lees
Secretary

March 28, 2018

Appendix A – Definitions of Non-GAAP Measures

Measures that are not based on accounting principles generally accepted in the United States of America ("non-GAAP") are defined and reconciled to the most directly comparable GAAP measure. We believe that investors' understanding of Allstate's performance is enhanced by our disclosure of the following non-GAAP measures. Our methods for calculating these measures may differ from those used by other companies and therefore comparability may be limited.

Adjusted Net Income (previously called "operating income") is net income applicable to common shareholders, excluding:

- realized capital gains and losses, after-tax, except for periodic settlements and accruals on non-hedge derivative instruments, which are reported with realized capital gains and losses but included in Adjusted Net Income,

- valuation changes on embedded derivatives not hedged, after-tax,

- amortization of deferred policy acquisition costs ("DAC") and deferred sales inducements ("DSI"), to the extent they resulted from the recognition of certain realized capital gains and losses or valuation changes on embedded derivatives not hedged, after-tax,

- business combination expenses and the amortization of purchased intangible assets, after-tax,

- gain (loss) on disposition of operations, after-tax, and

- adjustments for other significant non-recurring, infrequent or unusual items, when (a) the nature of the charge or gain is such that it is reasonably unlikely to recur within two years, or (b) there has been no similar charge or gain within the prior two years.

Net income applicable to common shareholders is the GAAP measure that is most directly comparable to Adjusted Net Income.

We use Adjusted Net Income as an important measure to evaluate our results of operations. We believe that the measure provides investors with a valuable measure of the company's ongoing performance because it reveals trends in our insurance and financial services business that may be obscured by the net effect of realized capital gains and losses, valuation changes on embedded derivatives not hedged, business combination expenses and the amortization of purchased intangible assets, gain (loss) on disposition of operations and adjustments for other significant non-recurring, infrequent or unusual items.

Realized capital gains and losses, valuation changes on embedded derivatives not hedged and gain (loss) on disposition of operations may vary significantly between periods and are generally driven by business decisions and external economic developments such as capital market conditions, the timing of which is unrelated to the insurance underwriting process. Consistent with our intent to protect results or earn additional income, Adjusted Net Income includes periodic settlements and accruals on certain derivative instruments that are reported in realized capital gains and losses because they do not qualify for hedge accounting or are not designated as hedges for accounting purposes. These instruments are used for economic hedges and to replicate fixed income securities, and by including them in Adjusted Net Income, we are appropriately reflecting their trends in our performance and in a manner consistent with the economically hedged investments, product attributes (e.g. net investment income and interest credited to contractholder funds) or replicated investments.

Business combination expenses are excluded because they are non-recurring in nature and the amortization of purchased intangible assets is excluded because it relates to the acquisition purchase price and is not indicative of our underlying insurance business results or trends.

Non-recurring items are excluded because, by their nature, they are not indicative of our business or economic trends.

Accordingly, Adjusted Net Income excludes the effect of items that tend to be highly variable from period to period and highlights the results from ongoing operations and the underlying profitability of our business. A byproduct of excluding these items to determine Adjusted Net Income is the transparency and understanding of their significance to net income variability and profitability while recognizing these or similar items may recur in subsequent periods.

Adjusted Net Income is used by management along with the other components of net income applicable to common shareholders to assess our performance. We use adjusted measures of Adjusted Net Income in incentive compensation. Therefore, we believe it is useful for investors to evaluate net income applicable to common shareholders, Adjusted Net Income and their components separately and in the aggregate when reviewing and evaluating our performance.

We note that investors, financial analysts, financial and business media organizations and rating agencies utilize Adjusted Net Income results in their evaluation of our and our industry's financial performance and in their investment decisions, recommendations and communications as it represents a reliable, representative and consistent measurement of the industry and the company and management's performance. We note that the price to earnings multiple commonly used by insurance investors as a forward-looking valuation technique uses Adjusted Net Income as the denominator. Adjusted Net Income should not be considered a substitute for net income applicable to common shareholders and does not reflect the overall profitability of our business.

The following table reconciles consolidated net income applicable to common shareholders and Adjusted Net Income for the years ended December 31. Taxes on adjustments to reconcile net income applicable to common shareholders and Adjusted Net Income generally use a 35% effective tax rate and are reported net of income taxes as the reconciling adjustment, except for goodwill impairment that has no income tax benefit and the Tax Legislation benefit and change in accounting for investments in qualified affordable housing projects that are adjustments directly related to tax.

| ($ in millions, except per share data) | 2017 | 2016 | 2015 | 2014 | 2013 | Per diluted common share | | | | |
						2017	2016	2015	2014	2013
Net income applicable to common shareholders	$3,073	$1,761	$2,055	$2,746	$2,263	$8.36	$4.67	$5.05	$6.27	$4.81
Realized capital gains and losses, after-tax	(298)	56	(19)	(451)	(385)	(0.81)	0.15	(0.05)	(1.03)	(0.82)
Valuation changes on embedded derivatives not hedged, after-tax	—	2	1	15	16	—	—	—	0.03	0.03
DAC and DSI amortization relating to realized capital gains and losses and valuation changes on embedded derivatives not hedged, after-tax	10	4	3	3	5	0.03	0.01	—	0.01	0.01
DAC and DSI unlocking relating to realized capital gains and losses, after-tax	—	—	—	—	(7)	—	—	—	—	(0.01)
Reclassification of periodic settlements and accruals on non-hedge derivative instruments, after-tax	(3)	(3)	(2)	(7)	7	(0.01)	(0.01)	—	(0.02)	0.01
Business combination expenses and the amortization of purchased intangible assets, after-tax	79	21	32	45	55	0.22	0.06	0.08	0.10	0.12
(Gain) loss on disposition of operations, after-tax	(13)	(3)	(2)	16	515	(0.04)	(0.01)	—	0.04	1.10
Loss on extinguishment of debt, after-tax	—	—	—	—	319	—	—	—	—	0.68
Postretirement benefits curtailment gain, after-tax	—	—	—	—	(118)	—	—	—	—	(0.25)
Change in accounting for investments in qualified affordable housing projects	—	—	45	—	—	—	—	0.11	—	—
Goodwill impairment	125	—	—	—	—	0.34	—	—	—	—
Tax Legislation benefit	(506)	—	—	—	—	(1.38)	—	—	—	—
Adjusted Net Income	$2,467	$1,838	$2,113	$2,367	$2,670	$6.71	$4.87	$5.19	$5.40	$5.68

Combined ratio excluding the effect of catastrophes, prior year reserve reestimates and amortization of purchased intangible assets ("underlying combined ratio") is a non-GAAP ratio, which is computed as the difference between four GAAP operating ratios: the combined ratio, the effect of catastrophes on the combined ratio, the effect of prior year non-catastrophe reserve reestimates on the combined ratio, and the effect of amortization of purchased intangible assets on the combined ratio. We believe that this ratio is useful to investors and it is used by management to reveal the trends in our Property-Liability business that may be obscured by catastrophe losses, prior year reserve reestimates and amortization of purchased intangible assets. Catastrophe losses cause our loss trends to vary significantly between periods as a result of their incidence of occurrence and magnitude, and can have a significant impact on the combined ratio. Prior year reserve reestimates are caused by unexpected loss development on historical reserves, which could increase or decrease current year Net Income. Amortization of purchased intangible assets relates to the acquisition purchase price and is not indicative of our underlying insurance business results or trends. We believe it is useful for investors to evaluate

these components separately and in the aggregate when reviewing our underwriting performance. We also provide it to facilitate a comparison to our outlook on the underlying combined ratio. The most directly comparable GAAP measure is the combined ratio. The underlying combined ratio should not be considered a substitute for the combined ratio and does not reflect the overall underwriting profitability of our business.

The following table reconciles the Property-Liability combined ratio to the Property-Liability underlying combined ratio for the years ended December 31.

	2017	2016	2015	2014[1]	2013[1]
Combined ratio	93.6	96.0	94.7	93.9	92.0
Effect of catastrophe losses	(10.3)	(8.4)	(5.8)	(6.9)	(4.5)
Effect of prior year non-catastrophe reserve reestimates	1.6	0.1	(0.3)	0.4	0.1
Effect of amortization of purchased intangible assets	—	(0.1)	(0.1)	(0.2)	(0.3)
Combined ratio excluding the effect of catastrophes, prior year reserve reestimates and amortization of purchased intangible assets ("underlying combined ratio")	84.9	87.6	88.5	87.2	87.3
Effect of prior year catastrophe reserve reestimates	—	—	—	0.1	(0.3)

[1]   Property-Liability results include the Allstate Protection and Discontinued Lines and Coverages segments for 2017 to 2015. Property-Liability results also include the Service Businesses segment results for 2014 and 2013.

Underwriting margin is calculated as 100% minus the combined ratio.

Adjusted Net Income return on common shareholders' equity is a ratio that uses a non-GAAP measure. It is calculated by dividing the rolling 12-month Adjusted Net Income by the average of common shareholders' equity at the beginning and at the end of the 12 months, after excluding the effect of unrealized net capital gains and losses. Return on common shareholders' equity is the most directly comparable GAAP measure. We use Adjusted Net Income as the numerator for the same reasons we use Adjusted Net Income, as discussed above. We use average common shareholders' equity excluding the effect of unrealized net capital gains and losses for the denominator as a representation of common shareholders' equity primarily attributable to the company's earned and realized business operations because it eliminates the effect of items that are unrealized and vary significantly between periods due to external economic developments such as capital market conditions like changes in equity prices and interest rates, the amount and timing of which are unrelated to the insurance underwriting process. We use it to supplement our evaluation of net income applicable to common shareholders and return on common shareholders' equity because it excludes the effect of items that tend to be highly variable from period to period. We believe that this measure is useful to investors and that it provides a valuable tool for investors when considered along with return on

common shareholders' equity because it eliminates the after-tax effects of realized and unrealized net capital gains and losses that can fluctuate significantly from period to period and that are driven by economic developments, the magnitude and timing of which are generally not influenced by management. In addition, it eliminates non-recurring items that are not indicative of our ongoing business or economic trends. A byproduct of excluding the items noted above to determine Adjusted Net Income return on common shareholders' equity from return on common shareholders' equity is the transparency and understanding of their significance to return on common shareholders' equity variability and profitability while recognizing these or similar items may recur in subsequent periods. We use adjusted measures of Adjusted Net Income return on common shareholders' equity in incentive compensation. Therefore, we believe it is useful for investors to have Adjusted Net Income return on common shareholders' equity and return on common shareholders' equity when evaluating our performance. We note that investors, financial analysts, financial and business media organizations and rating agencies utilize Adjusted Net Income return on common shareholders' equity results in their evaluation of our and our industry's financial performance and in their investment decisions, recommendations and communications as it represents a reliable, representative and consistent measurement of the industry and the company and management's utilization of capital. Adjusted Net Income return on common shareholders' equity should not be considered a substitute for return on common shareholders' equity and does not reflect the overall profitability of our business.

The following tables reconcile return on common shareholders' equity and Adjusted Net Income return on common shareholders' equity for the years ended December 31.

($ in millions)	2017	2016	2015	2014	2013
Return on common shareholders' equity					
Numerator:					
Net income applicable to common shareholders	$3,073	$1,761	$2,055	$2,746	$2,263
Denominator:					
Beginning common shareholders' equity[1]	$18,827	$18,279	$20,558	$20,700	$20,580
Ending common shareholders' equity[1]	20,805	18,827	18,279	20,558	20,700
Average common shareholders' equity	$19,816	$18,553	$19,419	$20,629	$20,640
Return on common shareholders' equity	15.5%	9.5%	10.6%	13.3%	11.0%

	2017	2016	2015	2014	2013
Adjusted Net Income return on common shareholders' equity					
Numerator:					
Adjusted Net Income	$2,467	$1,838	$2,113	$2,367	$2,670
Denominator:					
Beginning common shareholders' equity	$18,827	$18,279	$20,558	$20,700	$20,580
Less: Unrealized net capital gains and losses	1,053	620	1,926	1,646	2,834
Adjusted beginning common shareholders' equity	17,774	17,659	18,632	19,054	17,746
Ending common shareholders' equity	20,805	18,827	18,279	20,558	20,700
Less: Unrealized net capital gains and losses	1,662	1,053	620	1,926	1,646
Adjusted ending common shareholders' equity	19,143	17,774	17,659	18,632	19,054
Average adjusted common shareholders' equity	$18,459	$17,717	$18,146	$18,843	$18,400
Adjusted Net Income return on common shareholders' equity	13.4%	10.4%	11.6%	12.6%	14.5%

[1]   Excludes equity related to preferred stock of $1,746 million, $1,746 million, $1,746 million, $1,746 million and $780 million as of December 31, 2017, 2016, 2015, 2014 and 2013, respectively.

Appendix B – Categorical Standards of Independence

In accordance with the Director Independence Standards, the Board has determined that the nature of the following relationships with the corporation do not create a conflict of interest that would impair a director's independence.

1. An Allstate director's relationship arising from (i) only such director's position as a director of another corporation or organization; (ii) only such director's direct or indirect ownership of a 5% or less equity interest in another corporation or organization (other than a partnership); (iii) both such position and such ownership; or (iv) such director's position only as a limited partner in a partnership in which he or she has an interest of 5% or less.

2. An Allstate director's relationship arising from an interest of the director, or any entity in which the director is an employee, director, partner, stockholder or officer, in or under any standard-form insurance policy or other financial product offered by the Allstate Group in the ordinary course of business.

3. An Allstate director's relationship with another company that participates in a transaction with the Allstate Group (i) where the rates or charges involved are determined by competitive bid or (ii) where the transaction involves the rendering of services as a common or contract carrier (including any airline) or public utility at rates or charges fixed in conformity with law or governmental authority.

4. An Allstate director's relationship with another company that has made payments to, or received payments from, the Allstate Group for property or services in an amount which, in the last fiscal year, does not exceed the greater of $1 million or 2% of such other company's consolidated gross revenues for such year.

5. An Allstate director's position as an executive officer of a tax-exempt organization to which the aggregate amount of discretionary contributions (other than employee matching contributions) made by the Allstate Group and The Allstate Foundation in any of the last three fiscal years of the tax-exempt organization were equal to or less than the greater of $1 million or 2% of such organization's consolidated gross revenues for such year.

6. An Allstate director's relationship with another company (i) in which the Allstate Group makes investments or (ii) which invests in securities issued by the Allstate Group or securities backed by any product issued by the Allstate Group, all in the ordinary course of such entity's investment business and on terms and under circumstances similar to those available to or from entities unaffiliated with such director.

Appendix C – Executive Officers

The following table lists the names and titles of our executive officers as of December 31, 2017. AIC refers to Allstate Insurance Company.

Name	Principal Positions and Offices Held
Thomas J. Wilson	Chair of the Board and Chief Executive Officer of The Allstate Corporation and AIC.
Matthew E. Winter	President of The Allstate Corporation and AIC.
Don Civgin	President, Emerging Businesses of AIC.
John E. Dugenske	Executive Vice President and Chief Investment Officer of AIC.
Eric K. Ferren	Senior Vice President, Controller, and Chief Accounting Officer of The Allstate Corporation and AIC.
Mary Jane Fortin	President, Allstate Financial of AIC.
Suren Gupta	Executive Vice President, Enterprise Technology and Strategic Ventures of AIC.
Harriet K. Harty	Executive Vice President, Human Resources of AIC.
Susan L. Lees	Executive Vice President, General Counsel, and Secretary of The Allstate Corporation and AIC (Chief Legal Officer).
Jesse E. Merten	Treasurer of The Allstate Corporation and Executive Vice President, Chief Risk Officer, and Treasurer of AIC.
Steven E. Shebik	Executive Vice President and Chief Financial Officer of The Allstate Corporation and AIC.

The following table lists the names and titles of our executive officers as of March 1, 2018.

Name	Principal Positions and Offices Held
Thomas J. Wilson	Chair of the Board, President, and Chief Executive Officer of The Allstate Corporation and AIC.
Steven E. Shebik	Vice Chair of The Allstate Corporation and AIC.
Don Civgin	President, Service Businesses of AIC.
John E. Dugenske	Executive Vice President and Chief Investment and Corporate Strategy Officer of AIC.
Eric K. Ferren	Senior Vice President, Controller, and Chief Accounting Officer of The Allstate Corporation and AIC.
Mary Jane Fortin	President, Allstate Financial of AIC.
Suren Gupta	Executive Vice President, Enterprise Technology and Strategic Ventures of AIC.
Harriet K. Harty	Executive Vice President, Human Resources of AIC.
Susan L. Lees	Executive Vice President, General Counsel, and Secretary of The Allstate Corporation and AIC (Chief Legal Officer).
Jesse E. Merten	Treasurer of The Allstate Corporation and Executive Vice President, Chief Risk Officer, and Treasurer of AIC.
Mario Rizzo	Executive Vice President and Chief Financial Officer of The Allstate Corporation and AIC.
Glenn T. Shapiro	President, Allstate Personal Lines of AIC.